


BENIHANA® inc.



RA

HARU


SEC MAIL
RECEIVED
PROCESSING
SECTION
SEP 1 0 2010
WASH

2010 ANNUAL REPORT

BENIHANA INC. RESTAURANT LOCATIONS 2010

97 Company Owned Restaurants

BENIHANA

ANCHORAGE, AK
CHANDLER, AZ
SCOTTSDALE, AZ
ANAHEIM, CA
BURLINGAME, CA
CARLSBAD, CA
CITY OF INDUSTRY, CA
CONCORD, CA
CUPERTINO, CA
ENCINO, CA
NEWPORT BEACH, CA
ONTARIO, CA
SACRAMENTO, CA
SAN DIEGO, CA
SAN FRANCISCO, CA
SANTA MONICA, CA
TORRANCE, CA
BROOMFIELD, CO
DENVER, CO
CORAL GABLES, FL
CORAL SPRINGS, FL
FT. LAUDERDALE, FL
MIRAMAR, FL
MIAMI, FL - SAMURAI
NORTH BAY VILLAGE, FL
ORLANDO - HILTON, FL
ORLANDO - INTERNATIONAL DR., FL
STUART, FL
ALPHARETTA, GA
ATLANTA - BUCKHEAD, GA
ATLANTA - DOWNTOWN, GA
LOMBARD, IL
SCHAUMBURG, IL
WHEELING, IL
INDIANAPOLIS, IN
BETHESDA, MD
DEARBORN, MI
FARMINGTON HILLS, MI
TROY, MI
GOLDEN VALLEY, MN
MAPLE GROVE, MN
PENNSAUKEN, NJ
SHORT HILLS, NJ
MANHASSET, NY
NEW YORK CITY, NY
WESTBURY, NY
CINCINNATI - DOWNTOWN, OH
CINCINNATI - TRI-COUNTY, OH
CLEVELAND, OH
COLUMBUS, OH
BEAVERTON, OR
PLYMOUTH MEETING, PA
PITTSBURGH, PA
MEMPHIS, TN
DALLAS, TX
HOUSTON - DOWNTOWN, TX
HOUSTON - WESTHEIMER, TX
LAS COLINAS, TX
PLANO, TX
SUGARLAND, TX
THE WOODLANDS, TX
SALT LAKE CITY, UT
DULLES, VA

RA SUSHI

RA SUSHI - AHWATUKEE, AZ
RA SUSHI - MESA, AZ
RA SUSHI - KIERLAND, AZ
RA SUSHI - SCOTTSDALE, AZ
RA SUSHI - TEMPE, AZ
RA SUSHI - TUCSON, AZ
RA SUSHI - CHINO HILLS, CA
RA SUSHI - CORONA, CA
RA SUSHI - HUNTINGTON BCH, CA
RA SUSHI - SAN DIEGO, CA
RA SUSHI - TORRANCE, CA
RA SUSHI - TUSTIN, CA
RA SUSHI - PALM BCH GARDENS, FL
RA SUSHI - PEMBROKE PINES, FL
RA SUSHI SOUTH MIAMI, FL
RA SUSHI - ATLANTA, GA
RA SUSHI - CHICAGO, IL
RA SUSHI - GLENVIEW, IL
RA SUSHI - LOMBARD, IL
RA SUSHI - LEAWOOD, KS
RA SUSHI - BALTIMORE, MD
RA SUSHI - LAS VEGAS, NV
RA HOUSTON - HIGHLAND VILLAGE, TX
RA HOUSTON - CITY CENTRE, TX
RA SUSHI - PLANO, TX

HARU

HARU BOSTON, MA
HARU AMSTERDAM, NY
HARU BROADWAY, NY
HARU GRAMERCY PARK, NY
HARU PARK AVENUE, NY
HARU THIRD AVENUE, NY
HARU TOO, NY
HARU WALL STREET, NY
HARU PHILADEPHIA, PA

20 Benihana Franchise Locations

Domestic:

NORTH LITTLE ROCK, AR
BEVERLY HILLS, CA
MONTEREY, CA
KEY WEST, FL
EDISON, NJ
TOMS RIVER, NJ
LAS VEGAS, NV
HARRISBURG, PA
AUSTIN, TX
SAN ANTONIO, TX
SEATTLE, WA
MILWAUKEE, WI

International:

ARGENTINA
ARUBA
CARACAS, VENEZUELA
CARACAS NATIONAL AIRPORT, VENEZUELA
EL SALVADOR
LIMA, PERU
PANAMA
TRINIDAD AND TOBAGO

FROM: ______________________

____

____

NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES



BUSINESS REPLY MAIL

FIRST-CLASS MAIL PERMIT NO. 2544 NEW YORK NY

POSTAGE WILL BE PAID BY ADDRESSEE

GEORGESON INC.
WALL STREET STATION
PO BOX 1100
NEW YORK NY 10269-0646

001GS30273



▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — BENIHANA INC. CLASS A COMMON STOCK

For the Annual Meeting of Stockholders – September 28, 2010

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING: The notice of meeting, proxy statement and annual report are available at www.benihana.com.

This proxy is solicited on behalf of the Board of Directors.

The undersigned stockholder of BENIHANA INC., revoking any previous proxy for such stock, hereby appoints Cristina Mendoza and Norman Becker, or any one of them, the attorneys and proxies of the undersigned, with full power of substitution, and hereby authorizes them to vote all shares of Class A Common Stock of BENIHANA INC. which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on September 28, 2010 at 10:30 a.m., Eastern Time, at The Westin Fort Lauderdale, 400 Corporate Drive, Fort Lauderdale, Florida 33334, and any adjournments thereof on all matters coming before said meeting.

In the event no contrary instructions are indicated by the undersigned stockholder, the proxies designated hereby are authorized to vote the shares as to which the proxy is given in accordance with the recommendation of the Board of Directors set forth on this card.

The Board of Directors recommends a vote **FOR** the election of the nominee to the Board of Directors and **FOR** the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Benihana Inc. for fiscal year 2011.

BENIHANA INC.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.



Annual Meeting Proxy Card – Class A Common Stock

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR the nominee listed in Proposal 1 and FOR Proposal 2.

1. Election of Director: 01 - Adam L. Gray (Class III Director for a three-year term)



☐ **Mark here to vote FOR nominee** ☐ **Mark here to WITHHOLD vote from nominee**

	For	Against	Abstain
2. Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Benihana Inc. for fiscal year 2011	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign here exactly as your name(s) appear(s) on this proxy.

This proxy must be signed exactly as your name(s) appear(s) hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		



1 U P X B N H N M T G 2



0186OF

100981_BROKER_BLANKS_1_98113850/000004/000004/i

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — BENIHANA INC. COMMON STOCK

For the Annual Meeting of Stockholders – September 28, 2010

IMPORTANT NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING: The notice of meeting, proxy statement and annual report are available at www.benihana.com.

This proxy is solicited on behalf of the Board of Directors.

The undersigned stockholder of BENIHANA INC., revoking any previous proxy for such stock, hereby appoints Cristina Mendoza and Norman Becker, or any one of them, the attorneys and proxies of the undersigned, with full power of substitution, and hereby authorizes them to vote all shares of Common Stock of BENIHANA INC. which the undersigned is entitled to vote at the Annual Meeting of Stockholders to be held on September 28, 2010 at 10:30 a.m., Eastern Time, at The Westin Fort Lauderdale, 400 Corporate Drive, Fort Lauderdale, Florida 33334, and any adjournments thereof on all matters coming before said meeting.

In the event no contrary instructions are indicated by the undersigned stockholder, the proxies designated hereby are authorized to vote the shares as to which the proxy is given in accordance with the recommendation of the Board of Directors set forth on this card.

The Board of Directors recommends a vote **FOR** the election of the nominees to the Board of Directors and **FOR** the ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Benihana Inc. for fiscal year 2011.

BENIHANA INC.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. 

Annual Meeting Proxy Card – Common Stock

▼ **PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A Proposals — The Board of Directors recommends a vote FOR all the nominees listed in Proposal 1 and FOR Proposal 2.

1. Election of Directors: 01 - Richard C. Stockinger (Class III Director for a three-year term)
   02 - Lewis Jaffe (Class III Director for a three-year term)



☐ **Mark here to vote FOR all nominees**

☐ **Mark here to WITHHOLD vote from all nominees**

☐ **For All EXCEPT** - To withhold authority to vote for any nominee(s), mark here and write below the name(s) of the nominee(s) for which you would like your vote withheld.

____

	For	Against	Abstain
2. Ratification of the appointment of Deloitte & Touche LLP as the independent registered public accounting firm of Benihana Inc. for fiscal year 2011	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

Please sign here exactly as your name(s) appear(s) on this proxy.
This proxy must be signed exactly as your name(s) appear(s) hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X BNHNMTG1



0186ME

100981_BROKER_BLANKS_3_9811165/000269/000269/i

BENIHANA INC.

September 3, 2010

Dear Stockholder:

You are cordially invited to attend the 2010 Annual Meeting of Stockholders (the "Annual Meeting") of Benihana Inc. (the "Company," "we," "our" or "us") to be held on Tuesday, September 28, 2010 at 10:30 a.m., Eastern Time, at The Westin Fort Lauderdale, 400 Corporate Drive, Fort Lauderdale, Florida 33334. Details about the meeting, nominees for our board of directors (the "Board") and other matters to be acted on are included in the accompanying notice and proxy statement.

We hope you plan to attend the Annual Meeting. Whether or not you plan to attend, it is important that your shares are represented at the Annual Meeting. We strongly urge you to vote for the nominees proposed by the Board by signing, dating and returning the enclosed **WHITE** proxy card or by voting your shares by telephone or Internet in accordance with the instructions set forth on the proxy card and not to return or vote any proxy card sent to you by Benihana of Tokyo. If you vote using a proxy card sent to you by Benihana of Tokyo, you can subsequently revoke it by using the enclosed **WHITE** proxy card or by voting your shares by telephone or Internet. Only your last-dated proxy will count, and any proxy may be revoked at any time prior to its exercise at the Annual Meeting as described in the proxy statement. If you own shares of both the Common Stock and Class A Common Stock, you will receive two proxy cards from the Company, each of which must be dated, signed and returned as described above if you wish to vote your shares by mail.

On behalf of everyone at the Company, we thank you for your ongoing interest and investment in the Company. We are committed to acting in your best interests. If you have any questions, please contact Georgeson Inc., who is assisting us in connection with this year's Annual Meeting, toll free at 866-203-9401.

Sincerely,



Darwin C. Dornbush
Chairman of the Board of Directors

YOUR VOTE IS EXTREMELY IMPORTANT.
Regardless of the number of shares you own, we urge you to vote promptly for the three nominees of your Board.

BENIHANA INC.

September 3, 2010

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS
To Be Held on September 28, 2010

To Our Stockholders:

The 2010 Annual Meeting of Stockholders (the "Annual Meeting") of Benihana Inc. (the "Company," "we," "our" or "us") will be held on Tuesday, September 28, 2010 at 10:30 a.m., Eastern Time, at The Westin Fort Lauderdale, 400 Corporate Drive, Fort Lauderdale, Florida 33334, for the following purposes, as more fully described in the proxy statement accompanying this notice:

1. For holders of Common Stock of Benihana Inc.: To elect two members of the Board of Directors designated as Common Stock director nominees for a three-year term.

2. For holders of Class A Common Stock of Benihana Inc.: To elect one member of the Board of Directors designated as the Class A Stock director nominee for a three-year term.

3. For all stockholders of Benihana Inc.: To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2011.

WHO MAY VOTE: You may vote if you were the record owner of Company stock at the close of business on August 10, 2010. A list of stockholders of record will be available at the Annual Meeting and, during the 10 days prior to the Annual Meeting, at our corporate headquarters, 8685 Northwest 53rd Terrace, Miami, Florida 33166.

If you have any questions or need assistance in voting your shares, please call Georgeson Inc., who is assisting us in connection with this year's Annual Meeting, at 866-203-9401.

By Order of the Board of Directors,



Darwin C. Dornbush
Chairman of the Board of Directors

BENIHANA INC.
8685 Northwest 53rd Terrace
Miami, Florida 33166

PROXY STATEMENT

CONTENTS

Page

[THIS PAGE INTENTIONALLY LEFT BLANK]

ANNUAL MEETING INFORMATION

The accompanying proxies are solicited by the Board of Directors of Benihana Inc. ("we," "us," "our" or the "Company") for use at our Annual Meeting of Stockholders ("Annual Meeting") to be held at The Westin Fort Lauderdale, 400 Corporate Drive, Fort Lauderdale, Florida 33334, at 10:30 a.m., Eastern Time, on Tuesday, September 28, 2010 and at any adjournment thereof for the purposes set forth in the attached notice of meeting. This proxy statement and the accompanying notices of meeting and proxy card are being mailed to stockholders on or about September 8, 2010.

Who is entitled to vote?

Stockholders owning our Common Stock or Class A Common Stock at the close of business on August 10, 2010 are entitled to vote at the Annual Meeting. Each holder of Common Stock has one vote per share, and each holder of Class A Common Stock has 1/10 of a vote per share, on all matters to be voted on, other than on the election of directors, on which the two classes vote separately. As of the close of business on August 10, 2010, there were 5,654,832 shares of Common Stock, 9,806,668 shares of Class A Common Stock and 800,000 shares of Series B convertible preferred stock (convertible into 1,578,943 shares of Common Stock) outstanding. The Series B convertible preferred stock is entitled to be voted on an as-converted basis at the Annual Meeting.

What am I voting on?

You will be asked to elect three members to serve on the Board of Directors and to ratify Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2011. If any other matter requiring a vote of the stockholders should arise at the Annual Meeting, the proxies will vote in accordance with their best judgment.

How does the Board of Directors recommend I vote on the proposals?

The Board recommends a vote FOR each of the Board nominees named in this proxy statement: Richard C. Stockinger, our President and Chief Executive Officer, Lewis Jaffe, a key member of our Audit Committee, and Adam L. Gray, a stockholder nominee who the Board has nominated for election at the Annual Meeting. The Board also recommends a vote FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2011.

How do I vote?

You may vote by proxy in one of three ways: by telephone; by Internet; or by completing and returning the enclosed **WHITE** proxy card. To vote by telephone or Internet, please follow the voting instructions set forth on the enclosed **WHITE** proxy card. You may also vote by signing and dating the enclosed **WHITE** proxy card and returning it in the prepaid envelope provided. If you sign your proxy but do not mark your choices, your proxies will vote FOR the persons nominated by the Board for election as directors and FOR the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm. You may also vote in person at the Annual Meeting if you are the record owner of your shares or you have received written authorization from your nominee holder to vote your shares at the Annual Meeting.

You can revoke your proxy at any time before it is exercised. To do so, you must give written notice of revocation to the General Counsel, Benihana Inc., 8685 Northwest 53rd Terrace, Miami, Florida 33166, or submit new voting instructions by telephone or Internet or by a properly signed and returned proxy card bearing a later date. If you are a stockholder of record or have received written authorization from your nominee holder to vote your shares at the Annual Meeting, you may also revoke your proxy by voting in person at the Annual Meeting.

You will receive more than one **WHITE** proxy card or voting instruction form from us if you hold shares of our Common Stock as well as shares of our Class A Common Stock. Please vote in the manner described above for each class of shares owned by you to ensure that all of your shares are voted.

What is a quorum?

There must be a quorum for any action to be taken at the Annual Meeting. One-third of the voting power of Class A Common Stock, represented in person or by proxy, will constitute a quorum for purposes of electing the Class A Stock director; one-third of the voting power of the Common Stock and Series B convertible preferred stock, represented in person or by proxy, will constitute a quorum for purposes of electing the Common Stock directors; and one-third of the voting power of the Class A Common Stock, the Common Stock and the Series B convertible preferred stock, represented in person or by proxy, will constitute a quorum for purposes of ratifying the appointment of Deloitte & Touche LLP as our independent registered public accounting firm and all other matters brought before the Annual Meeting. Abstentions will be counted to determine the presence or absence of a quorum at the Annual Meeting. "Broker non-votes," as defined below, are also counted to determine if a quorum is present at the Annual Meeting, but are not considered a vote cast under Delaware law.

What vote is required to approve each item?

A director nominee will be elected by a plurality of the votes cast at the Annual Meeting by the class of stock voting for such director nominee. The ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm and any other matter to be considered at the Annual Meeting will require the affirmative vote of a majority of the shares entitled to vote at the Annual Meeting that votes affirmatively or negatively on such matter. Abstentions and broker non-votes will have no effect on the outcome of any matter, including the election of directors, to be considered at the Annual Meeting.

Who will count the vote?

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of election appointed for the Annual Meeting. The inspector of election will also determine whether or not a quorum is present at the Annual Meeting.

What should I do if I receive a proxy card from Benihana of Tokyo?

You may receive, or may have already received, proxy solicitation materials sent on behalf of Benihana of Tokyo, Inc. ("BOT") including an opposition proxy statement and different proxy cards. Our Board of Directors urges you to disregard any proxy cards sent to you by BOT. If you have previously voted on a proxy card sent to you by BOT, you have the right to change your vote by voting by telephone or by Internet or by executing and returning the **WHITE** proxy card provided to you in accordance with the voting instructions described above. Only your last-dated proxy will count, and any proxy may be revoked at any time prior to its exercise at the Annual Meeting.

What are the deadlines for stockholder proposals for next year's Annual Meeting?

Stockholders may submit proposals on matters appropriate for stockholder action at future annual meetings by following the rules of the Securities and Exchange Commission (the "SEC"). Proposals intended for inclusion in next year's proxy statement and proxy card must be received by no later than May 11, 2011. If next year's annual meeting is held on a date more than 30 calendar days before or after September 28, 2011, a stockholder proposal must be received by a reasonable time before we begin to print and mail our proxy solicitation for such annual meeting. In addition, our By-Laws currently provide that no proposal may be properly raised at next year's annual meeting unless we receive notice of the proposal not less than 60 days nor more than 90 days prior to the meeting. However, in the event that less than 70 days' notice or prior public disclosure of the date of the meeting is given to stockholders, notice of a proposal must be received not later than the 10th day following the day on which notice of the date of the annual meeting is mailed or public disclosure is made. All proposals and notifications should be addressed to the General Counsel, Benihana Inc., 8685 Northwest 53rd Terrace, Miami, Florida 33166.

Who pays the expenses of this proxy statement?

We are paying all costs of soliciting our proxies for the Annual Meeting, including the costs of preparing, printing and mailing this notice of meeting and proxy statement. We have retained Georgeson Inc. to assist us in the distribution and solicitation of proxies and have agreed to pay Georgeson an estimated fee of $100,000 plus expenses for its services. We have agreed to reimburse Coliseum Capital Partners, L.P. up to $250,000 for the reasonable, documented out-of-pocket expenses incurred by it in connection with its nomination of Adam L. Gray as a Class A Stock director and certain related matters. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and other solicitation materials to beneficial owners of our stock. Our expenses related to the solicitation of proxies in excess of those normally spent for an Annual Meeting, as a result of the reimbursement of Coliseum Capital and the proxy contest associated with the solicitation of proxies by BOT, are expected to be approximately $500,000. Appendix A sets forth information relating to our directors, director nominees, officers and employees who are considered "participants" in our solicitation under the rules of the SEC by reason of their position as directors or director nominees or because they may be soliciting proxies on our behalf. Some of our directors, director nominees, officers and other employees may solicit the return of proxies by telephone, mail or personal interview without additional compensation.

May brokers vote without instructions?

Brokers holding shares for beneficial owners must vote those shares according to the specific instructions they receive from the beneficial owners. If specific instructions are not received, brokers may vote those shares in their discretion only on routine matters, such as the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm. Your broker or other nominee does not have discretionary authority to vote on the election of directors. Thus, if your shares are held in "street name" and you do not provide instructions as to how your shares are to be voted in the election of directors, your broker or other nominee will not be able to vote your shares in the election of directors. Shares as to which brokers do not have or have not exercised such discretionary authority are considered "broker non-votes."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information relating to the beneficial ownership of our Common Stock and Class A Common Stock by all persons we know to beneficially own more than 5% of either our Common Stock or our Class A Common Stock outstanding on August 10, 2010 and by each named executive officer, each current director and each director nominee named in this proxy statement, as well as by all of our current executive officers and directors as a group. As of the close of business on August 10, 2010, there were 5,654,832 shares of Common Stock, 9,806,668 shares of Class A Common Stock and 800,000 shares of Series B convertible preferred stock (convertible into 1,578,943 shares of Common Stock) outstanding. Beneficial ownership is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of Common Stock and Class A Common Stock, as applicable, that they beneficially own, subject to applicable community property laws. All shares of Common Stock and Class A Common Stock subject to options or warrants exercisable within 60 days of August 10, 2010 or issuable upon conversion of our Series B convertible preferred stock are deemed to be outstanding and beneficially owned by the persons holding those options, warrants or Series B convertible preferred stock for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

	Common Stock		**Class A Common Stock**	
Name (and address if applicable) of Beneficial Owners	**Amount and Nature of Beneficial Ownership**	**Percent of Class**	**Amount and Nature of Beneficial Ownership (1)**	**Percent of Class**
5% Stockholders				
Benihana of Tokyo, Inc. (2) 232 East 63 rd Street New York, New York 10021	2,153,744	38.1%	-	-
Kyle Aoki (2)	2,153,744	38.1%	-	-
Grace Aoki (2)	2,153,744	38.1%	-	-
Kevin Y. Aoki (2)	2,153,744	38.1%	-	-
Kenneth Podziba (2)	2,153,744	38.1%	-	-
BFC Financial Corporation (3) 2100 W Cypress Creek Road Ft. Lauderdale, Florida 33309	1,578,943	21.8%	-	-
Andreeff Equity Advisors, L.L.C. (4) Dane Andreeff 140 East St. Lucia Lane Santa Rosa Beach, FL 32459	537,634	9.5%	642,287	6.5%
FMR, LLC (5) Fidelity Management & Research Company Fidelity Low-Priced Stock Fund Edward C. Johnson 3d 82 Devonshire Street Boston, MA 02109	585,155	10.3%	-	-

Name (and address if applicable) of Beneficial Owners	Common Stock		Class A Common Stock	
	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Coliseum Capital Management, LLC [6] Adam L. Gray Christopher Shackelton 767 Third Avenue, 35th Floor New York, NY 10017	232,483	4.1%	1,463,883	14.9%
RBC Global Asset Management (U.S.) Inc.[7] 100 South Fifth Street, Suite 2300 Minneapolis, MN 55402	-	-	978,106	10.0%

Name of Officers, Directors and Director Nominees	Common Stock		Class A Common Stock	
	Amount and Nature of Beneficial Ownership	Percent of Class	Amount and Nature of Beneficial Ownership (1)	Percent of Class
Named Executive Officers, Directors and Director Nominees				
Richard C. Stockinger [9]	15,237	*	16,667	*
Christopher P. Ames	-	-	-	-
Gene R. Baldwin	-	-	-	-
Taka Yoshimoto [10]	112,700	2.0%	3,600	*
Juan C. Garcia [11]	-	-	10,533	*
John E. Abdo [3] [8] [9]	79,500	1.4%	136,333	1.4%
Norman Becker [8] [9]	39,375	*	103,083	1.0%
J. Ronald Castell [8] [9]	10,000	*	43,333	*
Darwin C. Dornbush [9]	16,737	*	21,975	*
Lewis Jaffe [8] [9]	15,000	*	57,033	*
Alan B. Levan [3] [9]	-	-	36,667	*
Joseph J. West [8] [9]	11,000	*	43,333	*
Adam L. Gray [6]	232,483	4.1%	1,463,883	14.9%
All current directors and executive officers as a group [8] [9]	186,849	3.2%	458,424	4.5%

(1) Shares of our Common Stock are convertible at any time into shares of our Class A Common Stock at the option of the holder. Therefore, each beneficial owner of our Common Stock may be deemed the beneficial owner of the same number of shares of our Class A Common Stock. The holdings listed in the table setting forth beneficial ownership of Class A Common Stock do not include holdings of Common Stock (as converted).

(2) All of the issued and outstanding capital stock of BOT (the "BOT Stock") is owned by a trust which, as of August 10, 2010, was managed by Kevin Y. Aoki, Kyle Aoki, Grace Aoki and Kenneth Podziba as trustees. By reason of such position, such individuals were deemed to share beneficial ownership of the BOT Stock and the shares of our stock owned by BOT as of August 10, 2010. The Company has been advised by a representative of BOT that, on August 31, 2010, the Surrogate's Court of the State of New York granted Keiko Aoki power over the trust that controls the BOT Stock and that she was declared the sole trustee with the authority to carry out all activities for BOT and the trust.

(3) Represents Common Stock which BFC Financial Corporation ("BFC") would own upon conversion of the 800,000 shares of our Series B convertible preferred stock currently held by BFC. BFC may be deemed to be controlled by Alan B. Levan and John E. Abdo, who collectively may be deemed to have an aggregate beneficial ownership of shares of BFC's common stock representing approximately 71.6% of the total voting power of BFC. Mr. Levan serves as Chairman and Chief Executive Officer of BFC, and Mr. Abdo serves as Vice Chairman of BFC.

(4) Based solely on Schedule 13Gs filed jointly by Dane Andreeff and Andreeff Equity Advisors, L.L.C. on February 12, 2010. Each of Mr. Andreeff and Andreeff Equity Advisors, L.L.C. has shared voting and shared dispositive power with respect to 537,634 shares of Common Stock and 642,287 shares of Class A Common Stock.

Mr. Andreeff is a control person of Andreeff Equity Advisors, L.L.C., in accordance with Rule 13d-1(b)(1)(ii)(G) of the Securities Exchange Act of 1934. Mr. Andreeff also owns an interest in Maple Leaf Capital I, L.L.C., which is the general partner of certain limited partnerships which own shares of Common Stock, including, Maple Leaf Partners, L.P. and Maple Leaf Offshore, Ltd. Andreeff Equity Advisors, L.L.C. is the investment adviser of each such limited partnership.

On February 12, 2010, a Schedule 13G was (i) filed by Maple Leaf Offshore, Ltd. indicating that it has shared voting power and shared dispositive power with respect to 225,446 shares of Common Stock; (ii) filed by Maple Leaf Partners, L.P. indicating that it has shared voting power and shared dispositive power with respect to 275,756 shares of Common Stock; and (iii) filed jointly by Maple Leaf Capital I, L.L.C. (with Dane Andreeff and Andreeff Equity Advisors, L.L.C.) indicating Maple Leaf Capital I, L.L.C. has shared voting power and shared dispositive power with respect to 312,188 shares of Common Stock. On February 12, 2010, a Schedule 13G was filed jointly by Maple Leaf Capital I, L.L.C. and Maple Leaf Offshore, Ltd. indicating Maple Leaf Capital I, L.L.C. has shared voting power and shared dispositive power with respect to 372,955 shares of Class A Common Stock, and Maple Leaf Offshore, Ltd. has shared voting power and shared dispositive power with respect to 269,332 shares of Class A Common Stock.

(5) Based solely on a Schedule 13G filed jointly by FMR, LLC, Fidelity Management & Research Company, Fidelity Low-Priced Stock Fund and Edward C. Johnson 3d on January 11, 2010. Each of FMR, LLC and Mr. Johnson has sole dispositive power with respect to 585,155 shares of Common Stock. The board of trustees for Fidelity Low-Priced Stock Fund has sole voting power with respect to 585,155 shares of Common Stock.

(6) Based solely on a Schedule 13D filed jointly by Coliseum Capital Management, LLC, Adam L. Gray and Christopher Shackelton on August 6, 2010. Each of Coliseum Capital Management, LLC and Messrs. Gray and Shackelton have shared voting power and shared dispositive power with respect to 1,463,883 shares of Class A Common Stock and 232,483 shares of Common Stock. Mr. Gray, a managing partner of Coliseum Capital Management, LLC, does not directly own any shares of Class A Common Stock or Common Stock, but may be deemed to beneficially own the 1,463,883 shares of Class A Common Stock and 232,483 shares of Common Stock beneficially owned by Coliseum Capital Management, LLC.

(7) Based solely on a Schedule 13G filed by RBC Global Asset Management (U.S.) Inc on February 10, 2010. Such person has shared voting power with respect to 287,114 shares of Class A Common Stock and shared dispositive power with respect to 978,106 shares of Class A Common Stock.

(8) Beneficial ownership on this table includes the following number of shares of Common Stock which may be purchased upon exercise of options which are presently exercisable or which will become exercisable within 60 days after August 10, 2010: Mr. Abdo – 30,750 shares; Mr. Becker – 33,625 shares; Mr. Jaffe – 15,000 shares; Mr. West – 10,000 shares; Mr. Castell – 10,000 shares; and all current executive officers and directors as a group – 99,375 shares.

(9) Beneficial ownership on this table also includes the following number of shares of Class A Common Stock which may be purchased upon exercise of options which are presently exercisable or which will become exercisable within 60 days after August 10, 2010: Mr. Abdo – 84,833 shares; Mr. Becker – 90,583 shares; Mr. Jaffe – 53,333 shares; Mr. Castell – 43,333 shares; Mr. West – 36,666 shares; Mr. Stockinger – 16,667 shares; Mr. Dornbush – 20,000 shares; Mr. Levan – 6,667; and all current executive officers and directors as a group – 352,082 shares.

(10) Mr. Yoshimoto resigned as our Executive Vice President – Operations and as a member of our Board of Directors effective December 18, 2009.

(11) Mr. Garcia resigned as our President and Chief Operating Officer effective January 13, 2010.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Rules promulgated by the SEC govern the reporting of securities transactions by directors, officers and holders of 10% or more of our Common Stock or Class A Common Stock. Based solely upon our review of copies of reports filed with the SEC and received by us, we believe that our directors and officers have filed all required reports on a timely basis except the following: each of John E. Abdo and Lewis Jaffe failed to file timely one Form 4 reporting an option grant and John E. Abdo failed to timely file one Form 4 reporting the exercise of a stock option.

PROPOSAL 1 – ELECTION OF DIRECTORS

Our Certificate of Incorporation provides that the Board of Directors be divided into three classes with the three-year term of office of a class expiring each year and with the designation by class dependent upon the scheduled expiration of the directors' terms of office. A majority of our Board is composed of independent directors. The total number of directors constituting the entire Board is nine. The current directors have been elected or appointed to the classes set forth below, with the Class I directorship previously held by Taka Yoshimoto vacant. The terms of office of Darwin C. Dornbush, Lewis Jaffe and Richard C. Stockinger, Class III Directors, will expire at the Annual Meeting. Messrs. Jaffe and Stockinger are proposed to be re-elected as Class III Directors. The Board and Mr. Dornbush have agreed that Mr. Dornbush will not stand for re-election at the Annual Meeting, and the Board has nominated Adam L. Gray for election at the Annual Meeting as a Class III Director to fill Mr. Dornbush's seat on the Board. Mr. Gray was initially nominated as a director candidate by Coliseum Capital Management, LLC, a significant stockholder of the Company. Based on discussions with Coliseum Capital Management and Mr. Gray and a review of Mr. Gray's qualifications and credentials, the Nominating and Governance Committee recommended his nomination as the Class III Director and the Board approved his nomination as a director and recommended that the shareholders vote in favor of his election at the Annual Meeting. If elected, Messrs. Jaffe, Stockinger and Gray will each hold office for a three-year term, in each case until their respective successors shall have been duly elected and qualified.

Our Certificate of Incorporation also provides that when the Board of Directors is divided into at least two classes, as is presently the case, the holders of the Class A Common Stock vote separately as a class to elect 25% (or the next higher whole number) of each class of directors of the Board (the "Class A Stock directors"); provided, however, that the number of directors so elected by the holders of the Class A Common Stock may not exceed 25% (or the next higher whole number) of the entire Board. Holders of the Class A Common Stock do not vote for the election of directors at any meeting of stockholders if the terms of office of the Class A Stock directors do not expire at such meeting. Holders of the Common Stock, together with the holder of the Series B convertible preferred stock which votes with the holders of the Common Stock on an as-converted basis, vote separately for the remainder of the directors.

There are currently three Class A Stock directors: Mr. West, a Class I Director, Mr. Abdo, a Class II Director, and Mr. Dornbush, a Class III Director. As discussed above, Mr. Dornbush will not stand for re-election at the Annual Meeting, and the Board of Directors has nominated Mr. Gray to fill Mr. Dornbush's seat and serve as a Class A Stock director for a three-year term. Messrs. Jaffe and Stockinger currently serve as Common Stock directors and have been nominated by the Board for re-election at the Annual Meeting to serve as Common Stock directors for a three-year term. At the Annual Meeting, only the holders of the Class A Common Stock, voting separately as a class, will vote on the election of Mr. Gray as a Class A Stock director. The holders of the Common Stock, together with the holder of the Series B convertible preferred stock, will separately vote on the election of Messrs. Jaffe and Stockinger as Common Stock directors.

The Board of Directors has selected persons named as proxies in the enclosed form of proxy. It is intended that the shares represented by the proxies, unless authorization is withheld, shall be voted for the election of the director nominees who have been designated by the Board of Directors as set forth below. Each of the nominees has consented to being named in this proxy statement and has agreed to serve as a director, if elected. Although it is not contemplated that any such nominee will be unable to serve, should such a situation arise prior to the Annual Meeting, the persons named as proxies will vote the shares represented by the proxy for any substitute nominee designated by the Board of Directors to fill the vacancy. Currently, no substitute nominee has been selected by the Board of Directors.

The following are the nominees for director:

Common Stock Director Nominees

RICHARD C. STOCKINGER
Director since 2007
Class III Director, President and Chief Executive Officer (Term to expire in 2013, if elected)
Age 51

Mr. Stockinger has served as our Chief Executive Officer since February 9, 2009 and was appointed as our President on January 13, 2010. From April 2008 to February 2009, Mr. Stockinger was an independent consultant providing guidance to various restaurant concepts on potential acquisition transactions. Mr. Stockinger served as the President of Patina Restaurant Group (formerly Restaurant Associates – Patina Group) from October 2003 through April 2008 and served as Restaurant Associates' Vice President and Chief Financial Officer from 1985 through October 2003. During his tenure with Restaurant Associates and the Patina Restaurant Group, Mr. Stockinger played a critical role in the development and implementation of its sales, acquisitions and turnaround strategies, including the acquisition of California Pizza Kitchen, El Torito and Au Bon Pain. Mr. Stockinger also serves on the Board of Directors of the National Kidney Foundation of Greater New York. Mr. Stockinger's extensive experience within the restaurant industry positions him well to serve as the Company's Chief Executive Officer and President and as a director. As Chief Executive Officer and President, he brings management's perspective to the Board.

LEWIS JAFFE
Director since 2004
Class III Director (Term to expire in 2013, if elected)
Age 53

Mr. Jaffe is an independent consultant providing strategic planning, tactical implementation, performance improvement and CEO coaching, whose clients include LG Electronics, Famous Dave's BBQ Restaurants and Johnny Carino's Italian Restaurant. Mr. Jaffe is a nationally recognized speaker with topics including board/management relations and corporate governance. He holds an Advanced Professional Director Certification from the American College of Directors, a national, public company director organization. Mr. Jaffe also served as President, Chief Executive Officer and a director of Oxford Media, Inc. from February 2006 through October 2007 and President and Chief Operating Officer of Verso Technologies from November 2004 through August 2005. From August 2002 to November 2004, Mr. Jaffe was a self-employed public speaker and consultant. From April 2002 until August 2002, Mr. Jaffe served as the interim President of Glowpoint, Inc., a publicly-traded video products and services company. From July 2000 to July 2003, Mr. Jaffe served as an independent consultant to Glowpoint, Inc. From June 2000 to March 2002, Mr. Jaffe served as President and Chief Operating Officer of PictureTel Corporation, a publicly-traded videoconferencing company. From September 1998 to June 2000, Mr. Jaffe served as a managing director in the Boston office of Arthur Andersen LLP in its global finance practice. From January 1997 to March 1998, Mr. Jaffe served as President of C Systems, LLC, a designer and manufacturer of mobile military shelters, housing, communication and radar and missile launch systems. Mr. Jaffe served as a member of the Board of Directors for Glowpoint, Inc. from September 2001 to July 2003, the Board of Directors of Media 100 Inc. from June 2003 through November 2004 and the Turnaround Management Association of New England from September 1999 through November 2004. He currently is on the Board of York Telecom, one of the nation's largest providers of video conferencing and unified communications services. Mr. Jaffe is a respected business leader with a diverse business background, bringing to the Board multiple perspectives, including those of a public company director and an executive. Mr. Jaffe's extensive experience as a chief executive officer of multiple companies and his service in leadership roles on other public company boards has provided him with experience in the processes and policies needed to effectively govern a publicly-traded enterprise.

Class A Stock Director Nominee

ADAM L. GRAY
Class III Director (Term to expire in 2013, if elected)
Age 45

Mr. Gray is a managing partner of Coliseum Capital Management, a private firm that makes long-term investments in both public and private companies, which he co-founded in December 2005. From January 2005 to November 2005, Mr. Gray was a consultant for Stadium Capital Management, LLC, a private firm with a long-term approach to equity investing. In 2003, Mr. Gray was appointed Executive Vice President, Strategic Projects and Capital Management at Burger King Corp. From 1994 to 2003, Mr. Gray held several executive positions with the Metromedia Restaurant Group, comprised of S&A Restaurant Corp. and Metromedia Steakhouses Company, LP, which included the Bennigan's, Steak & Ale, Ponderosa and Bonzana restaurant concepts, rising to Executive Vice President, Strategic Development and Concept Services. From 1993 to 1994, Mr. Gray also was Executive Vice President at Ponderosa Steakhouses. Prior to that time, Mr. Gray served as an Associate at Kluge & Co. and an Analyst within Morgan Stanley's Merchant Banking Group. Mr. Gray holds both a BSE in Finance from the Wharton School of Business and a BS in Mechanical Engineering from the School of Engineering & Applied Science at the University of Pennsylvania. Mr. Gray has served on the board of directors of DEI Holdings, Inc. since February 2009 and the board of directors of Uno Chicago Grill since July 2010. Based on a review of his background and qualifications, the Board believes that Mr. Gray would bring to the Board substantial industry expertise and business experience and the perspective of a major Company shareholder due to his interest in Coliseum Capital Management.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE IN FAVOR OF EACH OF THE NOMINEES FOR DIRECTOR.

The following is information about our Class I and Class II Directors, each of whom will continue in office, and our other executive officers:

J. RONALD CASTELL
Director since 2005
Class I Director (Term to expire in 2011)
Age 72

In 2004, Mr. Castell formed ReelRon LLC, a marketing consulting firm serving clients in the investment and entertainment industries, including Huizenga Holdings, Inc., Centryx Corp., Southern Audio Video and Breakaway Films. From 1995 to 2004, Mr. Castell served as Senior Vice President of Marketing and Communications of Huizenga Holdings, Inc. From 1989 to 1995, Mr. Castell served as Senior Vice President of Programming and

Communications of Blockbuster Entertainment Corp. The extensive management experience Mr. Castell gained through his service as a senior vice president at Blockbuster Entertainment Corp. and Huizenga Holdings, Inc. and his thorough understanding of marketing and communications issues enable him to make valuable contributions to the Board.

JOSEPH J. WEST, PH.D.
Director since 2005
Class I Director (Term to expire in 2011)
Age 66

Mr. West is currently a professor of restaurant management at Florida International University and the Vice President and Director of Operations of the Brooklyn Water Bagel Company. From 1999 to July 2009, Mr. West served as Dean, School of Hospitality and Tourism Management, at Florida International University. Between 1991 and 1999, he served as Department Chairman of Hospitality Administration, College of Business, Florida State University, and from 1993 through 1996, he served as Director, Hospitality Education Program, Department of Business and Professional Regulation, State of Florida. From 1984 through 1991, Mr. West held teaching positions at Florida State University and the University of South Carolina. Additionally, Mr. West possesses restaurant operating experience as an executive and operator through his service as Vice President of Operations of Spring Garden Grill and Bar and General Manager at the following restaurant units: Franklin's Off Friendly, Colony House/Wine Cellar Restaurants and Colony Caterers. Mr. West is also a retired U.S. Naval Officer and served as Director of Dietary Services in three Navy Regional Medical Centers while in the U.S. Navy. With his distinguished academic background in the hospitality field and his extensive restaurant operating and management experience, Mr. West offers the Board valuable knowledge in restaurant operations and management. His understanding of the restaurant industry allows Mr. West to bring to the Board's deliberations the benefit of a variety of viewpoints and perspectives.

JOHN E. ABDO
Director since 1990
Class II Director (Term to expire in 2012)
Age 67

Mr. Abdo has been principally employed since June 1984 as the Vice Chairman of the Board of Directors and Chairman of the Executive Committee of each of BankAtlantic Bancorp, Inc. ("BankAtlantic Bancorp"), a bank holding company whose common stock is listed on the New York Stock Exchange under the symbol "BBX," and BankAtlantic, BankAtlantic Bancorp's bank subsidiary. He has served as Vice Chairman of the Board of Directors of Bluegreen Corporation ("Bluegreen") since March 2002 and as Vice Chairman of the Board of BFC since June 1987. Mr. Abdo also served as Vice Chairman of the Board of Directors of Woodbridge Holdings Corporation (formerly Levitt Corporation) ("Woodbridge") from August 1984 through September 2009 when it merged with BFC. Mr. Abdo is the President and Chief Executive Officer of Abdo Companies, Inc., a real estate development, construction and real estate brokerage firm for more than thirty five years. Mr. Abdo is a member of the Board of Directors and the Finance Committee of PACA (Performing Arts Center Authority) and is also the former President and a current member of the Board of Directors, and current Chairman of the Investment Committee, of the Broward Performing Arts Foundation, a $100 million state of the art, twin concert hall venue located in Fort Lauderdale, FL. Mr. Abdo brings to the Board a strong business and financial background, significant experience as a board member of other public companies, extensive experience in the real estate industry (which is directly applicable to the Company because it leases or owns sites in multiple markets) and the perspective of a major Company shareholder due to his interest in BFC, which in turn makes him a valuable contributor to the Board.

NORMAN BECKER
Director since 1997
Class II Director (Term to expire in 2012)
Age 72

Mr. Becker has been self-employed in the practice of public accounting since April 1985. Prior to 1985, Mr. Becker was a partner with Touche Ross & Co., the predecessor of Deloitte & Touche LLP, for more than 10 years. Mr. Becker is also a director of Bluegreen Corporation, an affiliate of BFC involved in the timeshare industry, and is the Treasurer, Chief Financial Officer and Controller of Proguard Acquisition Corp. Mr. Becker brings to the Board a wide array of financial and accounting knowledge. His background in public accounting enables him to assist the Board in analyzing complex financial and accounting issues.

ALAN B. LEVAN
Director since 2009
Class II Director (Term to expire in 2012)
Age 65

Mr. Levan is currently the Chairman of the Board and Chief Executive Officer of BankAtlantic Bancorp and Chairman of the Board of BankAtlantic. He has served as Chairman and Chief Executive Officer of BankAtlantic Bancorp since April 1994 and Chairman of BankAtlantic since 1987. Mr. Levan also serves as Chairman, Chief Executive Officer and President of BFC and Chairman of Bluegreen. He previously served as Chairman and Chief Executive Officer of Woodbridge until it merged with BFC in September 2009. Mr. Levan is a member of the Nova Southeastern University Board of Trustees and former Chairman of the Board of Directors for the Broward Community College Foundation. Mr. Levan brings to the Board substantial management experience and business acumen. In particular, his management experience as Chief Executive Officer of other public companies as well as his extensive service on other public company boards allows him to view the Company from both a management and operational perspective. In addition to his business and management experience, he also brings to the Board the perspective of a major company shareholder due to his interest in BFC.

GENE R. BALDWIN
Interim Chief Financial Officer
Age 60

Mr. Baldwin has served as our interim Chief Financial Officer since January 13, 2010 and as a partner of CRG Partners Group, LLC and its predecessors ("CRG"), a provider of financial advisory, corporate improvement and related services, since 2002. CRG and Mr. Baldwin have been engaged by and have been performing consulting services for the Company since November 2009. As a partner of CRG, Mr. Baldwin has served in various senior-executive roles managing companies through complex operational and financial restructuring, including, from September 2007 to June 2008, as Chief Restructuring Officer and interim Chief Executive Officer of American Restaurant Group, Inc., an 82 unit steakhouse chain and, from December 2005 to October 2006, as President and Chief Restructuring Officer of a 360 unit franchised quick service restaurant chain. Mr. Baldwin also served, from December 2008 to March 2009, as a financial advisor to a 130 unit casual dining chain and, from August 2002 to September 2003, as a financial advisor and interim Chief Operating Officer of Furrs Restaurant Group, Inc., a 91 unit cafeteria chain.

CHRISTOPHER P. AMES
Chief Operating Officer
Age 47

Mr. Ames has served as our Chief Operating Officer since October 19, 2009. From July 2009 to October 2009, Mr. Ames was an independent consultant to the Company. Mr. Ames served as Vice President and Chief Operating Officer of Cosi, Inc. from November 2006 to August 2008 and Executive Vice President of Operations of the Patina Group from July 2005 to November 2006. Prior thereto, Mr. Ames served as Vice President of Operations with Elephant Bar Restaurant in Los Angeles, California from June 2004 to August 2005 and was employed by California Pizza Kitchen from January 1992 to March 2004 with his last position serving as Vice President of Operations from 2000 to 2004.

None of our directors or executive officers has any family relationship to any other director or executive officer.

CORPORATE GOVERNANCE

We seek to follow best practices in corporate governance in a manner that we believe to be in the best interests of our business and stockholders. Our current corporate governance principles, including the Code of Business Conduct and Ethics and the charters of each of the Audit Committee, Compensation Committee, Executive Committee, and Nominating and Governance Committee are all available under Investor Relations on our website at www.benihana.com. The Company is in compliance with the corporate governance requirements imposed by the Sarbanes-Oxley Act, the SEC and the Nasdaq Stock Market Rules. We will continue to modify our policies and practices to meet ongoing developments in this area. Aspects of our corporate governance principles are discussed throughout this proxy statement.

COMMITTEES, MEETINGS OF THE BOARD OF DIRECTORS, STOCKHOLDER COMMUNICATIONS

The Board of Directors held 15 meetings during the fiscal year ended March 28, 2010 and no director attended fewer than 75% of the aggregate of such meetings and the meetings of each Committee of which he is a member. As a matter of policy, members of the Board of Directors are required to make every reasonable effort to attend the Annual Meeting. All members of the Board of Directors attended our 2009 annual meeting of stockholders held on August 20, 2009.

Director Independence

Our Board has determined that the following directors, for the fiscal year ended March 28, 2010, were independent as defined in Rule 5605(a)(2) of the Nasdaq Stock Market Rules: Alan B. Levan, John E. Abdo, Norman Becker, J. Ronald Castell, Lewis Jaffe and Joseph J. West. The Board also determined that, if elected to the board, Adam L. Gray would be an independent director under such rule. In making its independence determinations, the Board considered and discussed relationships and transactions between the Company and its affiliates, on the one hand, and each director and his affiliates, on the other hand, including the relationships and transactions discussed below under the heading "Certain Relationships and Related Transactions" pursuant to which payments were made by the Company to the independent director directly or to affiliates of the independent director. The Board determined that none of those transactions or relationships was likely to interfere with any independent director's exercise of independent judgment in carrying out his responsibilities as a director of the Company.

Leadership Structure

The business of the Company is managed under the direction of the Board, which is elected by the Company's shareholders. The basic responsibility of the Board is to lead the Company by exercising its business judgment to act in what each director believes to be the best interests of the Company and its shareholders. The Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board from time to time. The roles are currently separate. Richard C. Stockinger has served as Chief Executive Officer since February 9, 2009, and Darwin C. Dornbush currently holds the position of Chairman of the Board. As discussed above, Mr. Dornbush will not stand for re-election at the Annual Meeting. As a result, following the Annual Meeting, the Board will consider the appointment of a new Chairman from among its members, including Mr. Stockinger.

The independent directors have elected their own Independent Lead Director, who for fiscal year 2010 was Mr. Jaffe, and during the past year the independent directors have held several meetings in executive session without management being present.

Risk Oversight

The Board is responsible for overseeing management and the business and affairs of the Company, which includes the oversight of risk. In exercising its oversight, the Board has delegated some areas of focus to its committees. Pursuant to its charter and the Nasdaq Stock Market Rules, the Audit Committee is responsible for assuring that the Board is provided the information and resources to assess management's handling of the Company's approach to risk management. The Audit Committee also has oversight responsibility for processes relating to the Company's financial risk (such as accounting, finance, internal control and tax strategy), and the Audit Committee or the full Board receives and reviews, as appropriate, the reports of the Company's internal audit department regarding the results of the annual Company-wide risk assessment and internal audit plan. Reports of all internal audits are provided to the Audit Committee. The Compensation Committee oversees compliance with the Company's executive compensation plans and related laws and policies, and the Nominating and Governance Committee oversees compliance with governance-related laws and policies. The Board as a whole has responsibility for overseeing management's handling of the Company's strategic and operational risks. Throughout the year, senior management reports to the Board the risks that may be material to the Company, including those disclosed in the Company's quarterly and annual reports filed with the SEC. The goal of these processes is to achieve serious and thoughtful Board-level attention to the nature of the material risks faced by the Company and the adequacy of the Company's risk management process and system. While the Board recognizes that the risks which the Company faces are not static, and that it is not possible to mitigate all risk and uncertainty, the Board believes that the Company's approach to managing its risks provides the Board with the proper foundation and oversight perspective with respect to management of the material risks facing the Company.

Committees

The Board of Directors has four standing committees: the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Executive Committee. All of the members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are "independent" as defined in Rule 5605(a)(2) of the Nasdaq Stock Market Rules. Each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by the Company. The Board-approved charters of the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Executive Committee are available on our website under Investor Relations at www.benihana.com.

Audit Committee

For the fiscal year ended March 28, 2010, the Audit Committee consisted of Norman Becker (Chairman), Lewis Jaffe, J. Ronald Castell and, through May 2009, Robert B. Sturges. The Board has determined that Mr. Becker qualifies as an "audit committee financial expert" as defined by Item 407(d)(5)(ii) of Regulation S-K promulgated by the SEC and that each member of the Audit Committee is "independent" within the meaning of applicable SEC rules and regulations relating to directors serving on audit committees and Nasdaq Stock Market Rule 5605(a)(2). If elected at the Annual Meeting, it is anticipated that Adam L. Gray will be appointed to the Audit Committee.

The Audit Committee's primary responsibilities are to: (i) oversee our financial reporting principles and policies and internal control systems, including review of our quarterly and annual financial statements; (ii) review and monitor the performance and independence of our independent auditors and the performance of the internal auditing department; (iii) provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department and the Board of Directors; and (iv) appoint, evaluate, compensate and, where appropriate, terminate and replace our independent registered public accounting firm ("independent auditors"). Such responsibilities may not be delegated by the Audit Committee. The Audit Committee held six meetings during the fiscal year ended March 28, 2010.

Compensation Committee

The Compensation Committee was comprised of Alan B. Levan (Chairman since August 2009), John E. Abdo (Chairman through July 2009), Norman Becker and J. Ronald Castell during the fiscal year ended March 28, 2010.

If elected at the Annual Meeting, it is anticipated that Adam L. Gray will be appointed to the Compensation Committee. The Compensation Committee is responsible for discharging the Board of Director's responsibilities relating to compensation of our executives. During the fiscal year ended March 28, 2010, the Compensation Committee held seven meetings.

The Compensation Committee evaluates executive officer performance in light of the Company's strategic objectives and establishes compensation levels based on such evaluation. The objectives of our compensation program are to attract and retain experienced and highly qualified personnel and reward our executive officers for advancing critical elements of our growth strategy, including: selectively pursuing restaurant growth, developing and maintaining strong restaurant unit economics (by sustaining sales growth and implementing cost controls at the individual unit level), continuing to build brand awareness and customer loyalty, and providing strong management support to restaurant units. Our compensation program is also designed to reward the accomplishment of short-term and long-term objectives. Executive officer contributions to our goals are measured at the individual and Company levels. The Compensation Committee also administers our 2007 Equity Incentive Plan, approves performance targets for, and payments to executive officers under, our Executive Incentive Compensation Plan and has the authority to approve discretionary cash bonuses payable to our executive officers outside of our Executive Incentive Compensation Plan based on a subjective evaluation of each executive officer's performance. In the event any member, although independent, does not meet the additional requirements of Section 162(m) of the Internal Revenue Code, such members will not participate in grants under our Executive Incentive Plan. No grants under the 2007 Equity Incentive Plan were made to our named executive officers during the 2010 fiscal year.

The Compensation Committee may not delegate its authority to any other person; however, it considers the recommendations of our Chief Executive Officer with respect to the compensation of our other executive officers. The Compensation Committee also has the authority to retain consultants to assist the committee in its evaluation of executive compensation as well as the sole authority to approve any such consultant's fees and retention terms. During the fiscal year ended March 28, 2010, the Compensation Committee did not retain a compensation and benefits consultant.

Nominating and Governance Committee

During the fiscal year ended March 28, 2010, the Nominating and Governance Committee was comprised of Robert B. Sturges (Chairman through May 2009), John E. Abdo (Chairman since June 2009), Norman Becker, Lewis Jaffe and Joseph West. If elected at the Annual Meeting, it is anticipated that Adam L. Gray will be appointed to the Nominating and Governance Committee. The Committee's responsibilities include: (i) identifying individuals qualified to become members of the Board of Directors, consistent with criteria approved by the Board of Directors, and recommending that the Board of Directors select the director nominees for the next annual meeting of stockholders; (ii) overseeing the evaluation of the Board of Directors; (iii) reviewing and assessing compensation paid to members of the Board of Directors and its committees; (iv) preparing, reviewing and recommending corporate governance guidelines to the Board of Directors; and (v) advising the Board of Directors on matters of organizational structure and governance. One meeting of this Committee was held during fiscal year 2010.

Following the end of our fiscal year, the Nominating and Governance Committee reviews the composition of our Board of Directors and the ability of its current members to continue effectively as directors for the upcoming fiscal year. In the ordinary course, absent special circumstances or a change in the criteria for Board membership, the Nominating and Governance Committee will renominate incumbent directors who continue to be qualified for Board service and are willing to continue as directors. If the Nominating and Governance Committee determines it is in our best interest to nominate a new individual for director in connection with an annual meeting of stockholders, the Nominating and Governance Committee may seek out potential candidates for Board appointments who meet the criteria for selection as a nominee and have the specific qualities or skills being sought. Director candidates will be selected based on input from members of the Board, our senior management and, if the Nominating and Governance Committee deems appropriate, a third-party search firm. The Nominating and Governance Committee will evaluate each candidate's qualifications and check relevant references. In addition, such candidate will be interviewed by at least one member of the Nominating and Governance Committee. The Nominating and Governance Committee will evaluate whether a prospective candidate is qualified to serve as a director and whether the committee should recommend to the Board that this candidate be appointed to fill a vacancy on the Board, or presented for the approval of the stockholders, as appropriate.

The Nominating and Governance Committee will also consider nominees recommended by stockholders but the Nominating and Governance Committee believes that the process it utilizes to identify and evaluate director nominees generally results in nominees that possess the educational, professional, business and personal attributes that are best suited to further our purposes. The Board of Directors does not believe that it is necessary for us to have a policy regarding the consideration of candidates recommended by stockholders as any interested person may make such recommendations and all recommended candidates will be considered using the criteria set forth in our guidelines. Coliseum Capital Management, LLC nominated Adam Gray and the Nominating and Governance Committee, after discussion and consideration of the facts and circumstances, recommended that he be nominated by the Board of Directors for election to the Board. Subject to compliance with the required timing of such requests, the Nominating and Governance Committee will consider written proposals from stockholders for nominees for director for our 2011 annual meeting of stockholders. Any such nominations should be submitted to the Nominating and Governance Committee c/o our Secretary and should include the following information: (a) all information relating to such nominee that is required to be disclosed pursuant to Regulation 14A under the Securities Exchange Act of 1934 (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) the names and addresses of the stockholders making the nomination and the number of shares of our Common Stock and Class A Common Stock which are owned beneficially and of record by such stockholders; and (c) appropriate biographical information and a statement as to the qualifications of the nominee. Any such nominations must be submitted in the time frame described in our By-Laws. See also information under the caption "Annual Meeting Information—What are the deadlines for stockholder proposals for next year's Annual Meeting?" described above.

The Nominating and Governance Committee will consider, among other factors, the following in evaluating Committee and stockholder recommended nominees: the Board of Directors' current composition, including expertise, diversity, balance of management and non-management directors, independence and other qualifications required or recommended by applicable laws, rules and regulations, including seeking to ensure that at least a majority of the directors are "independent" as defined in Rule 5605(a)(2) of the Nasdaq Stock Market Rules and that members of our Audit Committee meet the financial literacy and sophistication requirements under the Nasdaq Stock Market Rules, and our policies or procedures and the general qualifications of potential nominees, including, but not limited to personal integrity, loyalty to us and concern for our success and welfare, experience at strategy and policy setting level, high-level leadership experience in business or administrative activity, breadth of knowledge about issues affecting us; an ability to work effectively with others, sufficient time to devote to us, and freedom from conflicts of interest. In addition, while the Board does not have a formal diversity policy and the Nominating and Governance Committee does not follow any ratio or formula with respect to diversity in order to determine the appropriate composition of the Board, the Board prefers a mix of background and experience among its members. Accordingly, when assessing potential new directors, the Nominating and Governance Committee seeks individuals from diverse professional backgrounds who provide a broad range of skills, experience and expertise relevant to our business.

Executive Committee

During the fiscal year ended March 28, 2010, the Executive Committee was comprised of John E. Abdo (Chairman through August 2009), Alan B. Levan (Chairman since August 2009), Darwin C. Dornbush and Richard C. Stockinger. The Committee's responsibilities include taking all actions the Board of Directors could take under Delaware law and our Certificate of Incorporation and By-Laws except certain actions enumerated in the Executive Committee Charter. The Executive Committee met fourteen times during fiscal year 2010.

Stockholder Communications

The Board of Directors has approved a policy for stockholder communications whereby stockholders may contact the Board of Directors or any committee or individual director through a telephone hotline. The toll free number for the hotline is set forth under "Compliance and Ethics Hotline" on our website at www.benihana.com. Stockholder communications received through the hotline are distributed to our Audit Committee, individual directors, group of directors or compliance officers as appropriate based on the content of the correspondence. Stockholders are also welcome to communicate directly with the Board of Directors at our Annual Meeting.

Background of Discussions with Coliseum Capital Group

A representative of the Board had discussions and met with Adam L. Gray and representatives of Coliseum Capital Partners and Coliseum Capital Management (collectively, "Coliseum") in May 2010. While a seat on the Board was discussed at that time, the Company advised Coliseum that it would consider Coliseum's request for one or more seats on the Board after Coliseum had held its stock for a longer period of time. In June 2010, Coliseum sent correspondence restating its view of its "history of constructive involvement" with the companies in which it invests and its belief that it could help to create value for the enterprise. On July 15, 2010, following the announcement by the Board of Directors that it had decided to explore strategic alternatives, including a possible sale in order to maximize shareholder value, Coliseum sent a letter to the Company stating its intention to nominate a director and its view that a new director proposed by it could benefit the process.

On July 22, 2010, Coliseum notified the Company that it intended to propose Adam L. Gray as a nominee for election as a Class A Stock director at the Annual Meeting and subsequently Coliseum filed preliminary proxy materials with the Securities and Exchange Commission relating to its nomination of Mr. Gray on August 5, 2010. On August 10, 2010, the Company entered into discussions with Coliseum, which resulted in an agreement between the parties on August 16, 2010. Pursuant to the agreement, the Company agreed to nominate and support Mr. Gray as a Class III Class A Common Stock director and Coliseum agreed to cease its proxy solicitation and to vote all shares of Common Stock beneficially owned by it in favor of the Company's nominees for election as directors at the Annual Meeting. Further, the Company agreed, among other things, to reimburse Coliseum Capital Partners up to $250,000 for its reasonable, documented out-of-pocket expenses incurred in connection with its nomination of Mr. Gray and related matters. In addition, the Company agreed that, if Adam L. Gray is elected at the Annual Meeting, then Mr. Gray will be appointed as a member of the Nominating and Governance Committee, the Compensation Committee, the Audit Committee and any other committee of the Board that is formed or to which responsibility is delegated for the purpose of evaluating the Company's strategic alternatives or any material financing, acquisition, sale, disposition or other material transaction provided that Mr. Gray meets Nasdaq independence eligibility criteria for such committees. The Company also agreed that the Nominating and Governance Committee will nominate for election at the 2011 annual meeting, as a Class I Common Stock director to fill the directorship that was vacant on August 16, 2010, a person who is "independent" pursuant to Nasdaq listing standards and otherwise has no relationship with any affiliate of the Company.

As part of the process relating to the approval of the agreement, the Nominating and Governance Committee reviewed Mr. Gray's background and qualifications as well as other information provided by Mr. Gray. After such review, the Nominating and Governance Committee recommended to the Board of Directors that the Board of Directors support Mr. Gray's candidacy and nominate Mr. Gray as a Class A Stock director for election by the stockholders at the Annual Meeting. Following that recommendation, the Board of Directors voted in favor of nominating Adam L. Gray as a Class A Stock director to be elected by the stockholders at the Annual Meeting.

Background of Discussions with Benihana of Tokyo

BOT has been a significant shareholder of the Company since 1995. At the Company's 2004 annual meeting of shareholders, BOT nominated two directors for election to the Board, one of whom was Lewis Jaffe, who currently serves on the Board and has been nominated for reelection by the Company. The other 2004 nominee by BOT was not re-nominated by the Company in 2007. BOT communicated with the Company by letter in January 2010 regarding its position on the Company's efforts to increase its authorized shares of Class A Common Stock and the possibility of an equity offering. The Company's position was that it needed available authorized shares in the event it was determined that raising capital was in the best interest of the Company and its shareholders. The shareholders of the Company subsequently approved the transaction which, although not utilized to date, resulted in additional authorized shares. In June 2010, a representative of the Board contacted Kevin Y. Aoki to discuss with him his views on Board membership. Subsequently, on June 17, 2010, a representative of BOT communicated that BOT desired two seats on the Board without regard to the nomination by the Company of director Lewis Jaffe. Thereafter, BOT delivered a letter dated July 16, 2010 notifying the Company that it intended to nominate two individuals for election as directors at the Annual Meeting, and, on August 18, 2010, BOT filed preliminary materials with the Securities and Exchange Commission relating to its nomination of the individuals specified in its notice.

After the Company announced its agreement with Coliseum Capital, representatives of BOT approached the Company proposing that the Company enter into a similar agreement with BOT providing for the nomination of one

BOT nominee. The Company entered into negotiations with BOT in late August and an agreement was circulated on August 27, 2010 and agreed upon subject to execution by all parties. Subsequently, the Company was advised that on August 31, 2010, the Surrogate's Court of the State of New York granted Keiko Aoki power over the trust that controls the stock of BOT (which had previously been managed by Kevin Y. Aoki, Grace Aoki, Kyle Aoki and Kenneth Podziba as trustees) and that Keiko Aoki was declared the sole trustee and now has authority to carry out all activities for BOT and the trust. Since these events called into question the authority of the former trustees to enter into an agreement with the Company, the Company and BOT ceased negotiations and did not execute an agreement. Thereafter, a representative of BOT contacted the Company inquiring whether the Company would enter into an agreement on similar terms as previously reached with BOT but with a substitute nominee selected by Keiko Aoki. The Company agreed. Thereafter, BOT requested additional changes in the agreement. The Company declined to continue negotiation of an agreement but offered to include a nominee selected by Keiko Aoki without an agreement. BOT did not agree to move forward on that basis. Accordingly, the Company proceeded with the named nominees for its Annual Meeting.

AUDIT COMMITTEE REPORT

Pursuant to its charter, the Audit Committee recommends to the Board of Directors the selection of the Company's independent auditors. Management is responsible for the Company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the consolidated financial statements and the Company's internal control over financial reporting in accordance with the auditing standards of the Public Company Accounting Oversight Board and for issuing a report on those consolidated financial statements and the Company's internal control over financial reporting. The Audit Committee's responsibility is to monitor and oversee these processes.

In this context, the Audit Committee has met and held discussions with the Company's management and Deloitte & Touche LLP, its independent auditors. Management represented that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee reviewed and discussed the audited consolidated financial statements with management and Deloitte & Touche LLP. The Committee discussed with Deloitte & Touche LLP matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. Deloitte & Touche LLP also provided the Committee with the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, and the Committee discussed with Deloitte & Touche LLP its independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, which recommendation has been adopted by the Board of Directors, that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended March 28, 2010 for filing with the SEC.

Audit Committee
Norman Becker, Chairman
J. Ronald Castell
Lewis Jaffe

DIRECTORS' COMPENSATION

The table and related discussion below summarize the compensation earned by each director who was not a named executive officer for the fiscal year ended March 28, 2010.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
John E. Abdo	65,775	34,800	–	100,575
Norman Becker	62,938	34,800	–	97,738
J. Ronald Castell	52,625	34,800	–	87,425
Darwin C. Dornbush(3)	–	–	161,300	161,300
Lewis Jaffe	74,125	34,800	–	108,925
Alan B. Levan	40,188	34,800	–	74,988
Robert B. Sturges (4)	5,875	–	40,780	46,655
Joseph J. West	41,250	34,800	–	76,050

(1) Represents the aggregate grant date fair value related to stock and option awards issued during the reported fiscal year as computed in accordance with FASB ASC Topic 718. Accordingly, the dollar amounts listed do not necessarily reflect the dollar amount of compensation that may be realized by the directors. The grant date fair value of option awards granted during fiscal year 2010 to all directors who were not named executive officers or employees of the Company was $3.48 per share. For a discussion of valuation assumptions, see Note 1 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended March 28, 2010.

(2) Each director other than Messrs. Dornbush and Sturges received stock option awards to purchase 10,000 shares of Class A Common Stock.

(3) During fiscal year 2010, Mr. Dornbush was employed by us to provide certain management advisory services. Accordingly, compensation paid to Mr. Dornbush represents compensation for his employment during fiscal year 2010, including $150,000 in salary paid to Mr. Dornbush and $9,900 paid by the Company with respect to disability insurance, included in the caption "All Other Compensation."

(4) Effective May 26, 2009, Mr. Sturges resigned from the Board. "All Other Compensation" for fiscal year 2010 also includes the $19,950 in compensation expense recognized by the Company as a result of the accelerated vesting (in connection with his resignation from the Board) of stock option awards previously granted to Mr. Sturges and $20,830 in consulting fees for services provided by Mr. Sturges commencing with his resignation.

Director Fees

For the period from March 30, 2009 through December 31, 2009, we provided the following compensation to our non-employee directors: $15,000 per year for service as a director plus a fee of $1,500 for each board meeting attended in person or $750 for each meeting attended telephonically. Additionally, we provided compensation to non-employee directors of $1,500 for each Committee meeting attended in person, $1,000 for attending in person Committee meetings held on the same day as board meetings or $750 for each Committee meeting attended telephonically. We provided additional compensation of $7,500 per year to the chairman of the Audit Committee and $2,500 per year to the chairman of each of the other Committees. We also provided additional compensation of $5,000 per year to our Independent Lead Director, who for fiscal year 2010 was Mr. Jaffe.

Beginning January 1, 2010, we compensated our non-employee directors at an annual rate of $36,000 per year for service as a director and additional compensation as follows: $19,500 per year for service as a member of the Executive Committee, $10,500 per year to each member of the Audit Committee, $5,000 per year to each member of the Compensation Committee and Nominating and Governance Committee, an additional $7,750 per year to the chairman of each of the Committees and $5,000 per year to our Independent Lead Director. All non-employee directors and Mr. Dornbush are reimbursed for expenses incurred on our behalf. In addition, the directors are provided an annual food allowance of $3,600, which they can use at our restaurants. Since Mr. Dornbush is an employee, he does not receive director fees but is compensated as an employee. For fiscal year 2010, we paid approximately $161,300 in salary and other compensation to Mr. Dornbush as an employee.

In addition to the above, we also paid Lewis Jaffe, the chairman of the special committee that we formed in December 2009 in connection with considering alternative sources of financing, a fee of $30,000 and a fee of $10,000 to each of Norman Becker, J. Ronald Castell and Joseph J. West for serving as members of this special committee.

In connection with Robert B. Sturges' resignation from the Board on May 26, 2009, we accelerated the vesting of all outstanding stock options previously granted to him. We also entered into a two-year consulting agreement with Mr. Sturges pursuant to which he agreed to provide up to 8 hours of service to us each month during the consulting period in exchange for a monthly payment of $2,080.

Automatic Option Grants

Each non-employee director participates in the 2007 Equity Incentive Plan (the "equity plan"). Under the equity plan, options to purchase 10,000 shares of Class A Common Stock (as adjusted in the event of any recapitalization or similar changes to our stock; e.g., due to a stock dividend or merger) are automatically granted annually to each non-employee director on the date of our Annual Meeting. Options granted under the equity plan become exercisable ratably as to one-third of the shares underlying the option on each of the six-month, first and second year anniversaries of the grant date. All options granted under the equity plan have a term of ten years from the date of grant and have an exercise price equal to the fair market value of a share on the grant date, which is the closing price of the Class A Common Stock on the grant date. All options remain exercisable for a period of three months (other than if cessation of Board membership is due to death, in which case the options remain exercisable for a period of twelve months) or their stated term, if shorter, following the cessation of a non-employee director's membership on our Board. As an employee of the Company, Mr. Dornbush was not eligible for automatic option grants under the equity plan. Accordingly, the Compensation Committee determined equity awards for Mr. Dornbush as and when it did so with regard to all other employees.

Prior to the adoption of the equity plan, we granted options to our non-employee directors under our 2003 Directors' Stock Option Plan and other prior plans. Following adoption of the equity plan, we ceased to grant stock options under the prior plans; however, all options previously granted under the prior plans and which remain outstanding continue to be governed by the terms of such plans. Under the prior plans, the exercise price of each stock option is the fair market value of the Class A Common Stock on the grant date, and upon termination of service as a non-employee director, such stock options remain exercisable for three months following such termination (or, if shorter, the remainder of the stock option term).

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth compensation for our named executive officers for the fiscal year ended March 28, 2010 and, where applicable, for the fiscal year ended March 29, 2009.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)[2]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[3]	Total ($)
Richard C. Stockinger, President and Chief Executive Officer[4]	2010	500,000	187,500	–	–	–	79,500	767,000
	2009	63,500	–	–	12,600	–	59,462	135,562
Christopher P. Ames, Chief Operating Officer[5]	2010	110,600	112,500	–	–	–	62,500	285,600
Gene R. Baldwin, Interim Chief Financial Officer[6]	2010	346,100	–	–	–	–	–	346,100
Juan C. Garcia, Former President and Chief Operating Officer[7]	2010	213,100	–	–	–	–	309,000	522,100
	2009	271,000	–	–	–	–	4,400	275,400
Taka Yoshimoto, Former Executive Vice President – Operations[8]	2010	169,600	–	–	–	–	239,000	408,600
	2009	232,000	–	–	–	–	3,800	235,800

(1) Represents discretionary cash bonus approved by the Compensation Committee based on a subjective evaluation of overall performance.

(2) Represents the aggregate grant date fair value related to stock and option awards for the reported fiscal year as computed in accordance with FASB ASC Topic 718. Accordingly, the dollar amounts listed do not necessarily reflect the dollar amount of compensation that may be realized by the named executive officers. For a discussion of valuation assumptions, see Note 1 to the 2010 and 2009 consolidated financial statements included in our Annual Reports on Form 10-K for the fiscal years ended March 28, 2010 and March 29, 2009.

(3) "All Other Compensation" for the 2010 fiscal year includes (i) Company-paid group term life insurance for each named executive officer except for Messrs. Ames and Baldwin, (ii) an automobile allowance for each of Messrs. Garcia and Yoshimoto and (iii) in the case of Mr. Stockinger, a monthly relocation allowance of $7,500 that we

commenced paying upon Mr. Stockinger's appointment as Chief Executive Officer and that was terminated on January 7, 2010 (the "Relocation Allowance").

(4) Mr. Stockinger was appointed Chief Executive Officer effective February 9, 2009 and President effective January 13, 2010 and served as a director for the entirety of fiscal year 2009. On January 7, 2010, the Board approved an increase to Mr. Stockinger's annual base salary from $350,000 to $500,000 retroactive to the commencement of his employment on February 9, 2009 and therefore Mr. Stockinger's salary for fiscal year 2009 includes a retroactive adjustment for salary earned in fiscal year 2009 but paid in fiscal year 2010. "All Other Compensation" for fiscal year 2010 also includes all perquisites, including the Relocation Allowance. All information concerning compensation for Mr. Stockinger for fiscal year 2009 reflects compensation earned for the entirety of such year (including the retroactive salary adjustment, which was paid in fiscal year 2010), including compensation earned in his position as Chief Executive Officer and the following amounts earned in connection with his services as a director: (i) $26,000 in fees earned or paid in cash, included under the caption "All Other Compensation" and (ii) $12,600 under the caption "Option Awards" relating to his automatic director grant. "All Other Compensation" for fiscal year 2009 also includes a signing bonus equal to two weeks' base salary, $12,500 in fees earned for certain consulting services and all perquisites, including the Relocation Allowance.

(5) Mr. Ames was appointed Chief Operating Officer effective October 19, 2009. Information concerning compensation for Mr. Ames for fiscal year 2010 includes the $62,500 earned in his position as a consultant to the Company since July 2009. This amount is included under the caption "All Other Compensation."

(6) Mr. Baldwin is retained by the Company through an agreement that the Company executed with CRG Partners Group, LLC, ("CRG"), a provider of financial advisory, corporate improvement and related services, and the Company pays CRG for Mr. Baldwin's services. As a result, all information concerning compensation for Mr. Baldwin for fiscal year 2010 reflects the aggregate payments made by the Company to CRG on account of Mr. Baldwin's services to the Company and do not necessarily reflect amounts received by Mr. Baldwin for such services. In addition, pursuant to the CRG agreement, certain other CRG employees also provided services to the Company during fiscal year 2010. In the aggregate, the Company made payments in the amount of $570,000 to CRG on account of the services that Mr. Baldwin and other CRG employees provided to the Company during fiscal year 2010.

(7) Mr. Garcia resigned from his positions as President and Chief Operating Officer effective January 13, 2010. All information concerning compensation for Mr. Garcia reflects compensation earned for the entirety of fiscal year 2010, including compensation earned in his positions as President and Chief Operating Officer and as included under the caption "All Other Compensation." Pursuant to his separation, waiver and release agreement with us, he will be paid a total severance payment of approximately $294,200, which is comprised of the continuation of Mr. Garcia's basic compensation and car allowance through March 31, 2010 and semi-monthly payments of $11,461 beginning on the first regular pay day following March 31, 2010 through the first regularly scheduled pay day following January 13, 2011. In addition, in accordance with his separation, waiver and release agreement, we will provide for continued group medical and dental insurance coverage for Mr. Garcia and his dependents and shall continue to provide such coverage through the first regularly scheduled pay day following January 13, 2011. The amounts accrued pursuant to his separation, waiver and release agreement through March 28, 2010 are included under the caption "All Other Compensation." Mr. Garcia's rights to any unvested stock options and stock grants terminated on March 31, 2010 and all vested stock options expired 90 days thereafter.

(8) Mr. Yoshimoto resigned from his position as Executive Vice President–Operations and as a member of our Board effective December 18, 2009. All information concerning compensation for Mr. Yoshimoto reflects compensation earned for the entirety of fiscal year 2010, including compensation earned in his position as Vice President – Operations and as included under the caption "All Other Compensation." Pursuant to his separation, waiver and release agreement, he will be paid a total severance payment of approximately $232,100, which is comprised of monthly payments of $19,340 through December 15, 2010. In addition, in accordance with his separation, waiver and release agreement, we will provide for continued group medical and dental insurance coverage and shall continue to provide such coverage through December 15, 2010. The amounts accrued pursuant to his separation, waiver and release agreement through March 28, 2010 are included under the caption "All Other Compensation." Mr. Yoshimoto's rights to any unvested stock options and stock grants expired on the date of the termination of his employment, and all vested stock options expired 90 days after his date of resignation.

Bonus Plan

The Company has adopted an Executive Incentive Compensation Plan (the "Bonus Plan") setting out guidelines for the establishment of cash incentive payments to its most senior executives and operating personnel. Under the Bonus Plan, participating employees are generally assigned a maximum bonus opportunity expressed as a percentage of the employee's base salary. Up to 75% of that bonus opportunity is earned if the Company meets certain objective performance criteria determined by the Committee, and up to 25% of that bonus opportunity is earned if the individual meets certain individual performance criteria determined by the Committee.

In light of the turmoil in the United States economy, the efforts undertaken by the Company in the implementation of the Benihana Teppanyaki Renewal Program (the "Renewal Program"), and ongoing negotiations with respect to employment contracts for Messrs. Stockinger and Ames, the Compensation Committee did not establish performance criteria under the Bonus Plan for fiscal year 2010 and no bonuses were awarded under the Bonus Plan for fiscal year 2010. However, the Compensation Committee awarded a discretionary bonus (outside the terms of the Bonus Plan) to Mr. Stockinger (of $187,500) and to Mr. Ames (of $112,500) for the fiscal year 2010 based on a subjective evaluation of overall performance. These amounts are included under the "Bonus" column of the Summary Compensation Table.

Employment Agreements

Richard C. Stockinger's employment as Chief Executive Officer commenced on February 9, 2009 on an "at will" basis at an annual base salary of $350,000. At that time, we also agreed to pay Mr. Stockinger a signing bonus equal to two weeks' base salary and a monthly amount equal to $7,500 as reimbursement for additional living expenses incurred by Mr. Stockinger in the Miami area, where our executive offices are located, while he relocated from the New Jersey area (such amount, the "Relocation Allowance"). Mr. Stockinger is also eligible to participate in the benefits programs which we generally make available to our senior executives. In connection with his appointment as our President effective January 13, 2010, the Board approved an increase in Mr. Stockinger's annual base salary from $350,000 to $500,000 retroactive to the commencement of his employment on February 9, 2009 and terminated the Relocation Allowance. We are currently in discussions with Mr. Stockinger regarding the terms of a formal employment agreement which is expected to include, among other compensation terms, a base salary of $500,000, severance payments in connection with a change of control and grants of restricted stock.

We entered into an employment agreement with Juan C. Garcia on June 18, 2009, effective as of April 2, 2007, the date on which Mr. Garcia was promoted to serve as President and Chief Operating Officer. The employment agreement provided for Mr. Garcia to serve in both positions through March 31, 2010 and entitled him to a performance-based bonus of up to 25% of his annual base salary, as determined by the Compensation Committee and Chief Executive Officer. On March 31, 2008, we amended and restated Mr. Garcia's employment agreement to provide for an annual base salary of $271,000 for fiscal year 2009 and to conform to the requirements of Section 409A of the Internal Revenue Code. Mr. Garcia resigned as President, Chief Operating Officer and as an employee effective January 13, 2010.

We entered into an employment agreement with Taka Yoshimoto on April 1, 2006, to continue to serve as Executive Vice President – Operations through March 31, 2009. On March 31, 2008, we amended and restated Mr. Yoshimoto's employment agreement to provide for an annual base salary of $232,088 for fiscal year 2009, to require execution and delivery by Mr. Yoshimoto of a general release prior to receiving any benefits resulting from termination of his employment due to a change in control or his disability and to conform to the requirements of Section 409A of the Internal Revenue Code. Our employment agreement with Mr. Yoshimoto expired on March 31, 2009 in accordance with its terms and was not renewed. Mr. Yoshimoto resigned from his position on December 18, 2009.

Under his employment agreement, Mr. Garcia was entitled to participate in the Bonus Plan and the equity plan, in each case as determined by the Compensation Committee. Additionally, each of Messrs. Garcia and Yoshimoto was (i) eligible to participate in the health, insurance and other benefit plans generally available to our executive officers, (ii) entitled to receive an automobile expense allowance of $300 per month and (iii) eligible for severance payments upon certain events of termination of their employment.

Christopher P. Ames' employment as Chief Operating Officer commenced on October 19, 2009 on an "at will" basis at an annual base salary of $250,000. Prior to his appointment as Chief Operating Officer, Mr. Ames was engaged by and performing consulting services for us since July 7, 2009. On April 19, 2010, the Compensation Committee approved an annual base salary of $300,000 for Mr. Ames commencing with our fiscal year beginning March 29, 2010, agreed to provide Mr. Ames with the opportunity to earn a performance-based bonus of up to 50% of his base salary for our fiscal year beginning March 29, 2010 and approved his eligibility to receive a discretionary bonus with respect to our fiscal year ended March 28, 2010 of $112,500. We are currently in discussions with Mr. Ames regarding the terms of a formal employment agreement which is expected to include, among other compensation terms, a base salary of $300,000, severance payments in connection with a change of control and grants of restricted stock.

Gene R. Baldwin was initially retained as a consultant in November 2009 pursuant to an agreement that we executed with CRG Partners Group, LLC and its predecessors ("CRG"), which among other things provides for payments to CRG for Mr. Baldwin's services at the rate of $525 an hour. During the performance of his duties as interim Chief Financial Officer, Mr. Baldwin will continue as a partner of CRG and will be compensated by CRG. As a result, Mr. Baldwin did not receive any compensation directly from us during fiscal year 2010 and did not participate in any of our employee benefit plans, bonus plans or equity plans during fiscal year 2010. The information included in the Summary Compensation Table reflects the aggregate amounts paid to CRG on account of Mr. Baldwin's services for fiscal year 2010 and does not necessarily reflect amounts awarded to Mr. Baldwin for such services. In addition, pursuant to the CRG agreement, certain other CRG employees also provided services to the Company during fiscal year 2010. In the aggregate, the Company made payments in the amount of $570,000 to CRG on account of the services that Mr. Baldwin and other CRG employees provided to the Company during fiscal year 2010.

Equity Plan

The long-term incentive compensation plan pursuant to which we presently grant equity awards is the 2007 Equity Incentive Plan (the "equity plan"). Pursuant to the equity plan, employees, including the named executive officers, may be granted stock options, stock awards, stock appreciation rights and stock equivalent units (the "awards"). The exercise price of each option, including each incentive stock option as defined by Section 422 of the Internal Revenue Code, awarded under the equity plan is the fair market value, which is the closing price of the Class A Common Stock on the grant date. In fiscal year 2010, we did not grant any awards, except for automatic option grants to our non-employee directors. All of our employees and our subsidiaries' employees and our non-employee directors are eligible to receive awards under the equity plan. The equity plan provides that the Compensation Committee may determine which employees are granted awards and the number of shares subject to each award. Our non-employee directors are eligible for automatic grants of options, as discussed under the heading "Director Compensation."

The Compensation Committee historically determined the equity awards to be granted under our equity plan to our executive officers based upon, among other things, the amount of total compensation (excluding post-termination benefits) considered necessary to reward and motivate the executive officer, Company performance and the performance of the executive officer during the prior year. The Compensation Committee also determined the aggregate value in equity grants to be awarded to our executive officers; therefore, the number of shares and options awarded will vary depending upon the stock price of our Class A Common Stock on the grant date. We did not make any grants under the equity plan to our named executive officers for fiscal year 2010. To the extent grants were made or will be made to named executive officers that require compliance with Section 162(m) of the Internal Revenue Code, the Company intends to designate a subcommittee of the Compensation Committee, if appropriate, to make such grants.

Upon termination of employment, then exercisable options granted to an employee remain exercisable for three months following termination or, if such termination resulted from death, disability or retirement (as defined under the equity plan), for one year following termination (or, in any case, if shorter, the remainder of the option term), provided that a terminated employee who continues to provide services as a non-employee director or consultant will be deemed an employee for the period of such services or consultancy (for this purpose, with respect to non-incentive stock options only). Upon termination of employment, stock awards granted to an employee as to which the time-based or performance conditions have not been satisfied or waived are forfeited.

Prior to the adoption of the equity plan, we granted options to our employees under the 2000 Employees Class A Common Stock Option Plan and other prior plans. Following adoption of the equity plan, we ceased to award options under the prior plans; however all options previously awarded under the prior plans and which remain outstanding continue to be governed by the terms of such plans. Under the prior plans, the exercise price of each option is the fair market value of the Class A Common Stock on the grant date, and upon termination of employment then exercisable options remain exercisable for three months following termination (or, if shorter, the remainder of the option term).

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END TABLE

The following table sets forth information regarding outstanding options and restricted stock awards held by each of our named executive officers as of March 28, 2010.

	Options Awards					Stock Awards	
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)[1]	Option Exercise Price ($/Share)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]
Richard C. Stockinger	11/2/2007	10,000	–	$ 16.3600	11/2/2017	–	$ –
	10/23/2008	6,667	3,333	2.6050	10/23/2018		
Christopher P. Ames	–	–	–	–	–	–	–
Gene R. Baldwin	–	–	–	–	–	–	–
Juan C. Garcia[4]	5/12/2000	34,500	–	7.8261	5/12/2010	2,267	13,035
	5/12/2000	17,250	–	7.8528	5/12/2010		
	4/24/2001	26,500	–	4.9623	6/29/2010		
	4/24/2001	1,359	–	4.9890	6/29/2010		
	6/7/2002	34,500	–	11.1884	6/29/2010		
	6/7/2002	17,250	–	11.2151	6/29/2010		
	3/17/2008	27,400	13,700	10.3500	6/29/2010		
Taka Yoshimoto[5	–	–	–	–	–	–	–

(1) Each such option is to purchase shares of Class A Common Stock and (except relating to Richard C. Stockinger) becomes exercisable as to approximately one-third of the shares covered by the award on each of the first three anniversaries of the grant date. The options held by Mr. Stockinger (which were granted to him as a non-employee director) become exercisable as to approximately one-third of the shares covered by the award on each of the six-month, first and second year anniversaries of the grant date.

(2) The stock award was granted on March 17, 2008 and represents shares of Class A Common Stock that are subject to a risk of forfeiture which lapses as to approximately one-third of the shares covered by the award on each of the first three anniversaries of the grant date.

(3) The market value is based on a price of $5.75 per share, which was the closing price of one share of our Class A Common Stock on the Nasdaq Stock Market on the last business day of the fiscal year ended March 28, 2010.

(4) Any stock options and restricted stock previously granted to Mr. Garcia which were scheduled (under the

applicable equity plan) to vest on or prior to March 31, 2010 were vested on such date. As a result of Mr. Garcia's resignation as President and Chief Operating Officer effective January 13, 2010, all of Mr. Garcia's outstanding stock options terminated on June 29, 2010.

(5) As a result of Mr. Yoshimoto's resignation as Executive Vice President – Operations effective December 18, 2009, all of Mr. Yoshimoto's outstanding stock options terminated on March 18, 2010.

NONQUALIFIED DEFERRED COMPENSATION

The Company maintains a deferred compensation plan that allows key employees, including the named executive officers, to defer up to 20% of their annual base salary and up to 100% of their annual bonuses until termination of employment or age 55, whichever is later, or if earlier, their disability (as defined in the deferred compensation plan) or death. Participants' obligation to pay federal or state income tax on contributions to the plan is deferred until withdrawal of such amounts. We do not match any of the amounts deferred by participants in the deferred compensation plan. During fiscal year 2010, none of our executive officers participated in our deferred compensation plan.

Employees who participate in the deferred compensation plan may, at their option, invest deferred monies in a range of investment vehicles, including money markets, bonds and mutual funds. Over the last three years, these investments have yielded less than 5% per annum.

POST-TERMINATION BENEFITS AND CHANGE IN CONTROL

As previously indicated, the Company is in discussions with Messrs. Stockinger and Ames and certain other officers of the Company regarding the proposed terms of formal employment agreements which are expected to include severance payments in connection with a change of control and grants of restricted stock.

In connection with his separation, waiver and release agreement with us, Mr. Garcia is being paid a severance payment of approximately $294,200, which is comprised of the continuation of Mr. Garcia's basic compensation and car allowance through March 31, 2010 and semi-monthly payments of $11,461 beginning on the first regular pay day following March 31, 2010 through the first regularly scheduled pay day following January 13, 2011. As further provided under the agreement, for a period of 12 months following his January 13, 2010 resignation, we are providing Mr. Garcia with continued group medical and dental insurance coverage for Mr. Garcia and his dependants or payments in lieu thereof. Mr. Garcia executed a general release in favor of the Company subsequent to his resignation. In accordance with his separation, waiver and release agreement, Mr. Garcia is prohibited for a two year period from (i) directly or indirectly working for or providing services to BOT, its affiliates, franchisees, or related trusts, (ii) soliciting, directly or indirectly, anyone who is or was employed by us or our affiliates until 90 days after the separation of such person's employment from us or our affiliates, or (iii) soliciting, directly or indirectly, current franchisees or potential franchisees that were identified while Mr. Garcia was employed by us.

In connection with his resignation separation, waiver and release agreement with us, Mr. Yoshimoto is being paid a severance payment of approximately $232,100, which is comprised of monthly payments of $19,340 through December 15, 2010. As further provided under Mr. Yoshimoto's separation, waiver and release agreement, for a period of 12 months following his December 18, 2009 resignation, we are providing Mr. Yoshimoto with continued group medical and dental insurance coverage for Mr. Yoshimoto or payments in lieu thereof. Mr. Yoshimoto executed a general release in favor of the Company subsequent to his resignation. In accordance with his separation, waiver and release agreement, Mr. Yoshimoto is prohibited from soliciting, directly or indirectly, anyone who was employed by us or our affiliates as of December 22, 2009 or within six (6) months prior to such date.

The following table sets forth amounts payable to Messrs. Garcia and Yoshimoto in connection with their resignations which became effective on January 13, 2010 and December 18, 2009, respectively.

Name	Salary Continuation ($)	Medical and Dental Insurance ($)	Total ($)
Juan C. Garcia	294,200	11,200	305,400
Taka Yoshimoto	232,100	4,200	236,300

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

BOT owns shares representing approximately 29.8% of the votes represented by the combination of our Common Stock and the Series B convertible preferred stock owned by BFC, which votes together with the Common Stock on an as converted basis to elect two-thirds of our directors. The stock of BOT is owned by a trust which was previously managed by Kevin Y. Aoki (former director and Vice President – Marketing of the Company) and Grace Aoki and Kyle Aoki (each a sibling of Kevin's), and Kenneth Podziba as trustees. The Company has been advised by a representative of BOT that, on August 31, 2010, the Surrogate's Court of the State of New York granted Keiko Aoki power over the trust that controls the stock of BOT and that Keiko Aoki was declared the sole trustee and now has authority to carry out all activities for BOT and the trust.

BOT owns a Benihana restaurant in Honolulu, Hawaii (the "Honolulu Restaurant"). We have granted to BOT a perpetual license to operate the Honolulu Restaurant and an exclusive license to own and operate Benihana restaurants in substantially all of Hawaii. This license is royalty-free with respect to any Hawaiian restaurant beneficially owned by BOT or its affiliates and bears a royalty of 6% of gross revenues in the event the restaurants are transferred to an unaffiliated third party.

BFC owns 800,000 shares of our Series B convertible preferred stock. Alan B. Levan and John E. Abdo, members of our Board, are Chairman and Vice Chairman, respectively, of BFC and may be deemed to control BFC by virtue of their ownership interest in BFC's common stock.

In October 2007, we entered into a lease for a Benihana restaurant to be located in Orlando, FL, with an annual rent of approximately $140,000 and a base term of 20 years. The landlord is Bluegreen Vacations Unlimited, Inc., a subsidiary of Bluegreen Corporation, a majority owned subsidiary of BFC. Three of our directors, John E. Abdo, Alan B. Levan and Norman Becker, are also directors of Bluegreen Corporation. As of April 20, 2010, BFC and Messrs. Abdo and Levan may each be deemed to beneficially own the 16,922,953 shares of common stock of Bluegreen Corporation (approximately 51% of the total outstanding shares) owned by BFC.

Darwin C. Dornbush, our Chairman of the Board, is a partner in Dornbush Schaeffer Strongin & Venaglia, LLP, a law firm. In fiscal years 2010 and 2009, we incurred approximately $1.3 million and $900,000, respectively, in legal fees and expenses to Dornbush Schaeffer Strongin & Venaglia, LLP. In addition, we paid Mr. Dornbush approximately $161,300 and $124,100 in salary and benefits during fiscal years 2010 and 2009, respectively, in exchange for certain services. Mr. Dornbush is also a director of BFC.

J. Ronald Castell, a director, provided certain marketing consulting services and earned less than $100,000 in consulting fees during fiscal year 2009. No such fees were earned in fiscal year 2010.

During fiscal year 2010, we engaged BFC through its wholly owned subsidiary, Snapper Creek Equity Management, LLC, to provide certain management, financial advisory and other consulting services. Accrued but unbilled consulting fees incurred were approximately $200,000 for fiscal year 2010. During fiscal year 2010, we engaged Risk Management Services ("RMS"), an affiliate of BFC, to provide insurance and risk management services. Fees owing to RMS for fiscal year 2010 were not significant. Directors Levan and Abdo are Chairman and Vice Chairman of BFC and may be deemed to control BFC.

Gene R. Baldwin, who was appointed as our interim Chief Financial Officer effective January 13, 2010, is a partner in CRG Partners Group, LLC and its predecessors ("CRG"). At the time Mr. Baldwin was retained through CRG, in

November 2009, the Board of Directors approved a consulting agreement between the Company and CRG (the "CRG Agreement") for Mr. Baldwin's services which continues to apply to the period in which he is serving as our interim Chief Financial Officer. Pursuant to such agreement in fiscal year 2010 we incurred approximately $346,000 in fees and expenses to CRG on account of Mr. Baldwin's services to us. Mr. Baldwin has continued to serve as a partner of CRG and continues to receive his compensation through CRG. In addition, pursuant to the CRG Agreement, certain other CRG employees also provided services to the Company during fiscal year 2010. In the aggregate, the Company made payments in the amount of $570,000 to CRG on account of the services that Mr. Baldwin and other CRG employees provided to the Company during fiscal year 2010.

Christopher P. Ames, our Chief Operating Officer, was engaged by us as a consultant to utilize his extensive industry experience to provide assistance to the Chief Executive Officer in implementing the Renewal Program from July 7, 2009 until his appointment as our Chief Operating Officer on October 19, 2009, and earned $62,500 in consulting fees during that period.

Pursuant to its written charter, the Audit Committee reviews and pre-approves all "related party transactions" as such transactions are defined by Item 404 of Regulation S-K of the Securities Act of 1933. In addition, all directors and executive officers are required to annually complete a questionnaire to identify their related interests and persons, and are required to notify us of any changes in that information. These questionnaires are reviewed by our General Counsel and, as appropriate, our outside counsel. All related party transactions coming before the Audit Committee, irrespective of size, are reviewed and voted on only by members of the Audit Committee having no relationships with the counterparty or its affiliates. The Audit Committee also reviews from time to time any ongoing related party transactions.

PROPOSAL 2 – RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Deloitte & Touche LLP, or its predecessor Touche Ross & Co., has audited the financial statements of the Company since its formation in 1982. The Board of Directors has appointed that firm as our independent registered public accounting firm for fiscal year 2011 and is presenting that appointment for ratification by our stockholders at the Annual Meeting. If the appointment is not ratified by our stockholders, then the Audit Committee will consider whether it is appropriate to terminate Deloitte & Touche LLP's engagement and appoint a new independent registered public accounting firm. Representatives of Deloitte & Touche LLP are expected to be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from the stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS RATIFY THE BOARD'S APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2011.

The following table sets forth fees for professional audit services rendered by Deloitte & Touche LLP for the audit of the Company's annual financial statements included in the Company's Annual Report on Form 10-K and review of financial statements included in the Company's quarterly reports on Form 10-Q for the fiscal years 2009 and 2010, and fees billed for other services rendered by Deloitte & Touche LLP.

	2009		2010	
Audit Fees [1]	$	748,000	$	735,000
Audit Related Fees [2][3]		-		15,095
Tax Fees [3]		-		-
All Other Fees [3]		-		-
Total	$	748,000	$	750,095

[1] The audit fees consisted of the audit of the Company's Consolidated Financial Statements included in the Company's Annual Report on Form 10-K and reviews of the Company's interim financial statements included in the Company's Quarterly Reports on Form 10-Q.

(2) The audit related fees for fiscal year 2010 consisted of services incurred for our SEC Comment Letter received on August 27, 2009 and response filed on September 10, 2009 and our Form S-3 filed on November 24, 2009.

(3) The Audit Committee has determined that the provision of all non-audit services performed for the Company by Deloitte & Touche LLP is compatible with maintaining that firm's independence.

The Audit Committee's policy is to pre-approve all audit services and all non-audit services that the Company's independent auditor is permitted to perform for the Company under applicable federal security regulations. While it is the general policy of the Audit Committee to make such determinations at full Audit Committee meetings, the Audit Committee may delegate its pre-approval authority to one or more members of the Audit Committee, provided that all such decisions are presented to the full Audit Committee at its next regularly scheduled meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL STOCKHOLDERS MEETING TO BE HELD ON SEPTEMBER 28, 2010

This proxy statement (including a form of the accompanying proxy card) and the Company's 2010 Annual Report to Stockholders are available in the Investor Relations section of our Internet website at www.benihana.com.

COMPANY ANNUAL REPORT

WE WILL PROVIDE WITHOUT CHARGE TO EACH STOCKHOLDER, UPON WRITTEN REQUEST DIRECTED TO OUR GENERAL COUNSEL AT 8685 NORTHWEST 53RD TERRACE, MIAMI, FLORIDA 33166, A COPY OF OUR ANNUAL REPORT ON FORM 10-K (INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO), AND AMENDMENT NO.1 TO OUR ANNUAL REPORT ON FORM 10-K, FOR THE FISCAL YEAR ENDED MARCH 28, 2010. OUR ANNUAL REPORT ON FORM 10-K AND AMENDMENT NO. 1 THERETO ARE ALSO AVAILABLE IN THE INVESTOR RELATIONS SECTION OF OUR WEBSITE AT WWW.BENIHANA.COM.

Date: September 3, 2010

By Order of the Board of Directors,



Darwin C. Dornbush
Chairman of the Board of Directors

APPENDIX A –
INFORMATION REGARDING PARTICIPANTS

The following tables ("Directors and Nominees" and "Officers and Employees") set forth the name and business address of our directors and nominees and the name, present principal occupation and business address of our officers and employees who, under the rules of the SEC, are considered to be "participants" in our solicitation of proxies from our stockholders in connection with the Annual Meeting.

Directors and Nominees

The names and business addresses of our directors and nominees who are considered "participants" in our solicitation are as follows:

Name	Business Address
John E. Abdo	c/o BFC Financial Corporation, 2100 W. Cypress Creek Road, Ft. Lauderdale, Florida 33309
Norman Becker	c/o Benihana Inc., 8685 Northwest 53rd Terrace, Miami, Florida 33166
J. Ronald Castell	c/o Benihana Inc., 8685 Northwest 53rd Terrace, Miami, Florida 33166
Darwin C. Dornbush	c/o Benihana Inc., 8685 Northwest 53rd Terrace, Miami, Florida 33166
Adam L. Gray	c/o Coliseum Capital Partners, L.P., 767 Third Avenue, 35th Floor, New York, New York 10017
Lewis Jaffe	c/o Benihana Inc., 8685 Northwest 53rd Terrace, Miami, Florida 33166
Alan B. Levan	c/o BFC Financial Corporation, 2100 W. Cypress Creek Road, Ft. Lauderdale, Florida 33309
Richard C. Stockinger	c/o Benihana Inc., 8685 Northwest 53rd Terrace, Miami, Florida 33166
Joseph J. West	c/o Benihana Inc., 8685 Northwest 53rd Terrace, Miami, Florida 33166

The principal occupations of the above-named individuals are set forth under the section of this proxy statement entitled "Proposal 1—Election of Directors."

Officers and Employees

The principal occupations of our officers and employees (who are not also directors of the Company) who are considered "participants" in our solicitation of proxies are set forth below. The principal occupation refers to such person's position with Benihana, and the business address for each person is Benihana Inc., 8685 Northwest 53rd Terrace, Miami, Florida 33166.

Name	Principal Occupation
Christopher P. Ames	Chief Operating Officer
Gene R. Baldwin	Interim Chief Financial Officer
Cristina L. Mendoza	General Counsel

Information Regarding Ownership of Benihana Securities by Participants

The number of shares of our Common Stock and Class A Common Stock held by our directors, director nominees, executive officers and employees (other than Cristina L. Mendoza) who are considered "participants" in our solicitation of proxies as of August 10, 2010 is set forth under the "Security Ownership of Certain Beneficial Owners and Management" section of this proxy statement. Ms. Mendoza does not hold any Common Stock or Class A Common Stock of the Company. All of the shares of our Common Stock and Class A Common Stock owned of record by each of our directors and executive officers are beneficially owned by such person.

Information Regarding Transactions in Benihana Securities by Participants

The following table sets forth information regarding acquisitions and dispositions of our securities during the past two years by each of the participants listed above under "Directors and Nominees" and "Officers and Employees" (other than Adam L. Gray). All such transactions were in the public market or pursuant to our equity compensation plans, and neither the purchase price nor market value of the shares acquired in the transactions is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Acquisitions and Dispositions of Securities (August 10, 2008 – August 10, 2010)

Name	Date	Transaction Description
John E. Abdo	08/05/10	Purchase of 14,000 shares of Class A Common Stock
	08/02/10	Exercise of options to purchase 11,500 shares of Class A Common Stock
	08/02/10	Exercise of options to purchase 5,750 shares of Common Stock
	08/20/09	Grant of options to purchase 10,000 shares of Class A Common Stock
	08/05/09	Exercise of options to purchase 11,500 shares of Class A Common Stock
	08/05/09	Exercise of options to purchase 5,750 shares of Common Stock
	10/23/08	Grant of options to purchase 10,000 shares of Class A Common Stock
	08/20/08	Exercise of options to purchase 11,500 shares of Class A Common Stock
	08/20/08	Exercise of options to purchase 5,750 shares of Common Stock
Norman Becker	08/20/09	Grant of options to purchase 10,000 shares of Class A Common Stock
	10/23/08	Grant of options to purchase 10,000 shares of Class A Common Stock
J. Ronald Castell	08/20/09	Grant of options to purchase 10,000 shares of Class A Common Stock
	10/23/08	Grant of options to purchase 10,000 shares of Class A Common Stock
Lewis Jaffe	09/09/09	Sale of 3,000 shares of Class A Common Stock
	09/09/09	Exercise of options to purchase 3,000 shares of Class A Common Stock
	08/20/09	Grant of options to purchase 10,000 shares of Class A Common Stock
	10/23/08	Grant of options to purchase 10,000 shares of Class A Common Stock
Alan B. Levan	08/03/10	Purchase of 30,000 shares of Class A Common Stock
	08/20/09	Grant of options to purchase 10,000 shares of Class A Common Stock
Richard C. Stockinger	10/23/09	Grant of options to purchase 10,000 shares of Class A Common Stock
Joseph J. West	08/09/10	Exercise of options to purchase 6,667 shares of Class A Common Stock
	08/20/09	Grant of options to purchase 10,000 shares of Class A Common Stock
	10/23/08	Grant of options to purchase 10,000 shares of Class A Common Stock

Adam L. Gray is a manager and affiliate of Coliseum Capital Management, LLC, and may be deemed to beneficially own 1,463,883 shares of Class A Common Stock and 232,483 shares of Common Stock beneficially owned by Coliseum Capital Partners, L.P., Coliseum Capital Management, LLC, Coliseum Capital, LLC, Blackwell Partners, LLC, and Christopher Shackelton (collectively, the "Coliseum Capital Group"). For information regarding purchases and sales during the past two years by the members of the Coliseum Capital Group, please see Schedule I.

Miscellaneous Information Concerning Participants

Other than as set forth in this Appendix A or in the proxy statement, none of the participants or their associates (i) beneficially owns, directly or indirectly, any shares or other securities of Benihana or any of our subsidiaries or (ii) has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

Cristina L. Mendoza is employed as General Counsel of the Company on an "at will" basis. The Company is currently in discussions with Ms. Mendoza regarding the terms of a formal employment agreement which is expected to include, among other compensation terms, a base salary of $235,000, severance payments in connection with a change of control and grants of restricted stock awards.

In addition, other than as set forth in this Appendix A or in the proxy statement, neither we nor any of the participants or their associates: (A) has been within the past year a party to any contract, arrangement or understanding with any person with respect to any of our securities, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; or (B) has or will have (i) any arrangements or understandings with any person with respect to any future employment by us or our affiliates or with respect to any future transactions to which we or any of our affiliates will or may be a party or (ii) a direct or indirect material interest in any transaction or series of similar transactions since the beginning of our last fiscal year or any currently proposed transaction, or series of similar transactions, to which we or any of our subsidiaries was or is to be a party in which the amount involved exceeds $120,000.

SCHEDULE I –
TRANSACTIONS IN BENIHANA SECURITIES BY THE COLISEUM CAPITAL GROUP

Coliseum Capital Partners, L.P. - Class A Common Stock

Purchase or Sale	Date	Number of Shares	Price Per Share
Purchase	11/9/2009	15,839	4.99
Purchase	11/10/2009	2,938	5.05
Purchase	11/11/2009	5,852	5.15
Purchase	11/12/2009	14,711	5.14
Purchase	11/13/2009	4,534	5.10
Purchase	11/16/2009	2,372	5.25
Purchase	11/17/2009	6,557	5.20
Purchase	11/18/2009	10,037	5.18
Purchase	11/19/2009	1,730	5.21
Purchase	11/20/2009	23,744	5.20
Purchase	11/23/2009	41,237	5.24
Purchase	11/24/2009	117,500	5.21
Purchase	11/25/2009	18,800	3.73
Purchase	11/25/2009	117,500	3.56
Purchase	11/27/2009	6,146	3.40
Purchase	11/30/2009	1.824	3.29
Purchase	1/27/2010	2,019	4.31
Purchase	1/28/2010	7,591	4.35
Purchase	1/29/2010	3.415	4.31
Purchase	2/1/2010	2	4.32
Purchase	2/2/2010	4,368	4.52
Purchase	2/3/2010	5,079	4.65
Purchase	2/4/2010	10,249	4.67
Purchase	2/5/2010	3,314	4.69
Purchase	2/8/2010	4,626	4.69
Purchase	2/9/2010	7,335	4.68
Purchase	2/12/2010	2,123	4.66
Purchase	2/16/2010	9,396	5.16
Purchase	5/25/2010	9,500	5.71
Purchase	6/25/2010	120,000	5.34
Purchase	6/29/2010	9,000	5.58
Purchase	6/29/2010	600	5.50
Purchase	6/30/2010	4,311	5.90
Purchase	7/2/2010	3,930	5.50
Purchase	7/6/2010	7,500	5.09
Purchase	7/7/2010	28,483	4.97
Purchase	7/29/2010	80,000	6.29
Purchase	8/5/2010	60,000	7.21
Purchase	8/6/2010	60,000	7.56

Blackwell Partners, LLC - Class A Common Stock

Purchase or Sale	Date	Number of Shares	Price Per Share
Purchase	11/9/2009	17,861	4.99
Purchase	11/10/2009	3,312	5.05
Purchase	11/11/2009	6,598	5.15
Purchase	11/12/2009	16,589	5.14
Purchase	11/13/2009	5,111	5.10
Purchase	11/16/2009	2,675	5.25
Purchase	11/17/2009	7,395	5.20
Purchase	11/18/2009	11,319	5.18
Purchase	11/19/2009	1,951	5.21
Purchase	11/20/2009	26,775	5.20
Purchase	11/23/2009	54,663	5.24
Purchase	11/24/2009	132,500	5.21
Purchase	11/25/2009	21,200	3.73
Purchase	11/25/2009	132,500	3.56
Purchase	11/27/2009	6,930	3.40
Purchase	11/30/2009	1,976	3.29
Purchase	1/27/2010	2,188	4.31
Purchase	1/28/2010	8,225	4.35
Purchase	1/29/2010	3,700	4.31
Purchase	2/1/2010	2	4.32
Purchase	2/2/2010	4,732	4.52
Purchase	2/3/2010	5,503	4.65
Purchase	2/4/2010	11,104	4.67
Purchase	2/5/2010	3,591	4.69
Purchase	2/8/2010	5,011	4.69
Purchase	2/9/2010	7,946	4.68
Purchase	2/1212010	2,301	4.66
Purchase	2/16/2010	10,180	5.16
Purchase	6/25/2010	80,000	5.34
Purchase	6/29/2010	6,000	5.58
Purchase	6/29/2010	400	5.50
Purchase	6/30/2010	2,874	5.90
Purchase	7/2/2010	2,620	5.50
Purchase	7/6/2010	5,000	5.09
Purchase	7/7/2010	18,989	4.97

Coliseum Capital Partners, L.P. - Common Stock

Purchase or Sale	Date	Number of Shares	Price Per Share
Sale	11/9/2009	13,724	6.35
Sale	11/10/2009	1,363	6.28
Sale	11/11/2009	94	6.25
Sale	11/12/2009	1,363	6.26
Sale	11/13/2009	94	6.25
Sale	11/16/2009	1,233	6.20
Sale	11/19/2009	978	6.24
Sale	11/20/2009	2,576	6.11
Purchase	11/25/2009	3,055	3.81
Purchase	11/27/2009	3,527	3.73
Purchase	12/17/2009	70	3.70
Purchase	12/28/2009	48	3.90
Purchase	1/14/2010	1,452	5.01
Purchase	1/19/2010	2,284	5.12
Purchase	1/20/2010	384	5.12
Purchase	1/21/2010	665	5.04
Purchase	1/27/2010	595	4.68
Purchase	1/28/2010	102	4.70
Purchase	1/29/2010	396	4.70
Purchase	2/3/2010	186	5.00
Purchase	2/4/2010	720	5.11
Purchase	2/5/2010	1,281	5.12
Purchase	2/8/2010	192	5.12
Purchase	2/9/2010	1,152	5.12
Purchase	2/10/2010	5,316	5.08
Purchase	3/24/2010	3,744	6.07
Purchase	3/25/2010	620	6.15
Purchase	3/26/2010	436	6.20
Purchase	4/5/2010	770	6.25
Purchase	4/6/2010	430	6.10
Purchase	4/12/2010	70,000	6.31
Sale	4/15/2010	35,000	6.31
Purchase	5/6/2010	1,350	6.11
Purchase	5/7/2010	1,495	6.15
Purchase	5/10/2010	6,800	6.17
Purchase	5/11/2010	250	6.23
Purchase	5/12/2010	5,000	6.50
Purchase	5/13/2010	4,607	6.50
Purchase	5/14/2010	850	6.50
Purchase	5/1.7/2010	300	6.50
Purchase	5/19/2010	2,250	6.50
Purchase	5/24/2010	27,500	6.15
Purchase	5/25/2010	2,000	6.07
Purchase	5/28/2010	2,254	6.00
Purchase	6/3/2010	150	6.00
Purchase	6/4/2010	8,832	5.98
Purchase	6/7/2010	6,342	5.84
Purchase	6/9/2010	2,250	5.84
Purchase	6/10/2010	2,611	5.82
Purchase	6/11/2010	200	5.86

Blackwell Partners, LLC - Common Stock

Purchase or Sale	Date	Number of Shares	Price Per Share
Sale	11/09/2009	15,476	6.35
Sale	11/10/2009	1,537	6.28
Sale	11/11/2009	106	6.25
Sale	11/12/2009	1,537	6.26
Sale	11/13/2009	106	6.25
Sale	11/16/2009	1,392	6.20
Sale	11/19/2009	1,102	6.24
Sale	11/20/2009	2,904	6.11
Purchase	11/25/2009	3,445	3.81
Purchase	11/27/2009	3,977	3.73
Purchase	12/17/2009	80	3.70
Purchase	12/28/2009	52	3.90
Purchase	1/14/2010	1,573	5.01
Purchase	1/19/2010	2,475	5.12
Purchase	1/20/2010	416	5.12
Purchase	1/21/2010	751	5.04
Purchase	1/27/2010	645	4.68
Purchase	1/28/2010	110	4.70
Purchase	1/29/2010	429	4.70
Purchase	2/03/2010	203	5.00
Purchase	2/04/2010	780	5.11
Purchase	2/05/2010	1,389	5.12
Purchase	2/08/2010	208	5.12
Purchase	2/09/2010	1,247	5.12
Purchase	2/10/2010	6,380	5.08
Purchase	3/24/2010	4,056	6.07
Purchase	3/25/2010	671	6.15
Purchase	3/26/2010	473	6.20
Purchase	4/5/2010	830	6.25
Purchase	4/6/2010	470	6.10
Purchase	4/15/2010	35,000	6.31
Purchase	5/6/2010	1,350	6.11
Purchase	5/7/2010	1,495	6.15
Purchase	5/10/2010	6,800	6.17
Purchase	5/11/2010	250	6.23
Purchase	5/12/2010	5,000	6.50
Purchase	5/13/2010	4,606	6.50
Purchase	5/14/2010	851	6.50
Purchase	5/17/2010	300	6.50
Purchase	5/19/2010	2,251	6.50
Purchase	5/24/2010	27,500	6.15
Purchase	5/25/2010	2,000	6.07
Purchase	5/28/2010	2,254	6.00
Purchase	6/3/2010	150	6.00
Purchase	6/4/2010	8,831	5.98
Purchase	6/7/2010	6,343	5.84
Purchase	6/9/2010	2,250	5.84
Purchase	6/10/2010	2,611	5.82
Purchase	6/11/2010	100	5.86

Dear Fellow Shareholders:

This past fiscal year represented an extremely difficult period for the restaurant industry. Financial pressures continued to have a significant impact on discretionary spending while unemployment lingered at a near all-time high and consumer confidence remained low. In light of these circumstances, I am extremely proud of our ability to deliver on our commitment to provide an exceptional dining experience across our Benihana Teppanyaki, RA Sushi and Haru restaurant concepts. Our team continues to focus on opportunities with a goal of ensuring that our Company not only upholds the legacy of its storied past, but will realize its full potential in the future.

Undoubtedly, our key accomplishment in fiscal 2010 was the introduction of our Benihana Teppanyaki Renewal Program. Through a series of initiatives touching all facets of our namesake brand, we addressed guest perceptions of our image, value, quality, consistency and lack of Japanese culture. Since its rollout last fall, the Renewal Program has reinforced the pillars on which the Benihana brand was founded 46 years ago: quality food, entertainment and an unparalleled guest experience. With a view towards strengthening our products, each element of the Benihana brand was reviewed. Based on this review, we implemented a number of initiatives which we believe resulted in significant improvements including:

- numerous upgrades to food quality;
- an enhanced beverage program;
- updated and repaired facilities;
- a comprehensive purchasing program for increased cost efficiencies;
- retrained staff in cooking techniques and service standards;
- restructured and upgraded field management;
- retained Everclean (health and sanitation) and Retail Eyes (mystery shopping service) to monitor and audit store-level operations on a regular, standardized basis;
- revamped human resources including updated job descriptions, titles, policies and incentive plans;
- reinforced standards within our franchise system; and
- outsourced infrastructure functions and reduced overhead.

And because the motivation behind the Program was always our guests, we are especially proud of the fact that this was accomplished without any increase in entrée menu prices.

To coincide with the Renewal Program, we launched a number of new marketing programs designed to enhance communication with our current guests and attract new ones. *The Chef's Table* is our email program that shares upcoming specials, promotions and offers as well as honoring each member's birthday with a $30 gift certificate. This program has now registered 1.25 million members since April 2009. And for our younger guests, over 135,000 *Kabuki Kids* members under the age of 13 receive a souvenir mug when they visit any of our restaurants during the month of their birthday.

SELECTED FINANCIAL DATA

The following table sets forth, for the periods indicated, selected consolidated financial data that has been derived from our audited consolidated financial statements. The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. Fiscal year 2007 consisted of 53 weeks and all other fiscal years presented consisted of 52 weeks.

	Fiscal Year Ended				
(in thousands except per share data)	March 28, 2010	March 29, 2009	March 30, 2008	April 1, 2007	March 26, 2006
				(53 week year)	
CONSOLIDATED STATEMENTS OF EARNINGS DATA:					
Revenues	$ 313,524	$ 305,607	$ 296,946	$ 272,649	$ 245,553
Cost of food and beverage sales	74,759	72,646	69,727	66,051	59,014
Restaurant operating expenses	201,867	188,922	178,099	159,456	139,433
Restaurant opening costs	1,045	2,165	3,440	1,535	1,270
Marketing, general and administrative expenses	31,244	30,289	28,092	23,811	22,693
Impairment charges	12,347	21,505	-	-	-
Interest (expense) income, net	(2,020)	(848)	270	465	88
(Loss) income before income taxes	(9,758)	(10,768)	17,858	22,261	23,231
Income tax (benefit) provision	(815)	(5,703)	5,065	7,766	8,491
Net (loss) income	(8,943)	(5,065)	12,793	14,495	14,562
Basic (loss) earnings per share	$ (0.65)	$ (0.40)	$ 0.77	$ 0.90	$ 0.93
Diluted (loss) earnings per share	$ (0.65)	$ (0.40)	$ 0.75	$ 0.84	$ 0.91
CONSOLIDATED BALANCE SHEETS DATA:					
Total assets	$ 234,090	$ 257,127	$ 241,654	$ 204,289	$ 191,516
Long-term debt including current maturities	22,410	33,351	17,422	-	6,666
Stockholders' equity	143,716	152,437	157,616	142,482	125,262
OTHER FINANCIAL DATA:					
Capital expenditures, net of insurance proceeds	$ 17,000	$ 46,809	$ 55,136	$ 37,543	$ 25,834

BENIHANA INC. AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS
Financial Condition and Results of Operations

Management's discussion and analysis below should be read in conjunction with our consolidated financial statements and related financial statement notes found elsewhere in this report.

Overview

Our Business

We have operated "Benihana" teppanyaki-style Japanese restaurants in the United States for more than 45 years, and we believe we are one of the largest operators of teppanyaki-style restaurants in the country. We also operate two other Asian restaurant concepts: RA Sushi and Haru.

Our core concept, the Benihana teppanyaki restaurant, offers teppanyaki-style Japanese cuisine in which fresh steak, chicken and seafood are prepared by a chef on a steel teppan grill at the center of the guests' table. We believe that the Benihana style of presentation makes us a unique choice for guests, and guests who are seeking greater value for their dining budget appreciate the added entertainment provided by the chef cooking directly at their table. In addition to our Benihana teppanyaki restaurants, we also operate two other restaurant concepts offering Asian, predominately sushi, entrees.

During fiscal year 2010, we launched our Benihana Teppanyaki Renewal Program ("Renewal Program"). The Renewal Program focuses on improving guest experiences as they relate to value, image, quality, consistency and Japanese culture. We have elevated the quality of food and beverages in our Benihana teppanyaki restaurants. These improvements were designed to restore the quality of products to those historically offered and included upgrading the quality of tenderloin, chicken, scallops and shrimp. We have been able to implement these changes without increasing menu prices as a result of our comprehensive purchasing effort. Service standards were improved through extensive staff training and re-engineering the roles and responsibilities of both the restaurant general manager and regional manager. Incentive compensation plans were put in place to insure successful execution of these strategies, enhance staff productivity and improve guest satisfaction. In addition, the concept's marketing and public relations activities have been substantially improved. These combined efforts are focused on increasing guest frequency, creating greater mindshare and ultimately bolstering restaurant sales at our flagship brand. As part of the Renewal Program, we launched a new menu in an effort to improve the food quality and variety. The menu contains eight new items, along with significant improvements to our beef, chicken and shrimp. Additionally, cooking methods have been modified to enhance the flavor of our entrees. Other enhancements to the dining experience include table top presentation, steps of service, red linen napkins, an enhanced focus on beverage offerings, including temperature controlled wine storage and standardized dress attire for all Benihana teppanyaki chefs and restaurant staff. We are undertaking work at select restaurants on maximizing visibility with signage, including lighting the blue roofs where appropriate, and identifying opportunities for additional seating, particularly at our South Florida waterfront locations. The Renewal Program also addressed deferred maintenance at our restaurants as well as improvements to and retraining on our health and sanitation procedures.

As part of the Renewal Program, we are making changes to the dining experience so that we will not only continue to honor one of the world's oldest cultures, but also solidify the concept's reputation as being a celebration of Japanese heritage. We have hired an Executive Culinary Advisor, Hiroyuki Sakai, who is working with our newly promoted Executive Chef and eight regional chefs.

Additionally, we have launched several initiatives which are designed to create greater awareness for the concept and strengthen guest connectivity. In April 2009, we initiated the Chef's Table marketing program, an email database which is being utilized for value-based promotions and building brand loyalty. The database is currently comprised of approximately 1,000,000 addresses. The Children's Club program, initiated in September 2009, now called Kabuki Kids with approximately 100,000 participants, addresses this very important guest constituency, as children are often the prime drivers in bringing families to Benihana.

In light of prevailing economic conditions and costs incurred to implement the Renewal Program, during fiscal year 2010, we have focused on conserving cash and increasing operating efficiencies. However, as the overall economy is beginning to stabilize and the results of the Renewal Program have begun to be realized, we plan to resume restaurant expansion and may seek to selectively make acquisitions within our Benihana concept. In this connection, we are undertaking an in depth reevaluation and analysis of our site selection and other development guidelines to ensure future acquisitions are in line with our overall growth strategy.

The RA Sushi concept offers sushi and a full menu of Pacific-Rim dishes in a fun-filled, high-energy environment. RA Sushi caters to a younger demographic, and we believe that it is highly suitable for a variety of real estate options, including "life-style" centers, shopping centers and malls, as well as areas with a nightlife component. RA Sushi's beverage sales represent approximately 35% of restaurant sales. The RA Sushi restaurants are less expensive to build than our other two concepts and offer us an additional growth vehicle that we believe can succeed in various types of markets.

Our Haru concept features an extensive menu of traditional Japanese and Japanese fusion dishes in a modern, urban atmosphere. We believe that the Haru concept is well suited for densely populated cities with nearby shopping, office and tourist areas. The Haru concept generates high average restaurant sales volumes from take-out and delivery. Approximately 40% of our Haru New York, NY locations' revenues are derived from delivery and takeout sales.

The following table reflects changes in restaurant count by concept during the fiscal years ended March 29, 2009 and March 28, 2010:

	Teppanyaki	RA Sushi	Haru	Total
Restaurant count, March 30, 2008	60	18	9	87
Openings	4	4	-	8
Restaurant count, March 29, 2009	64	22	9	95
Openings	1	3	-	4
Closings	(2)	-	-	(2)
Restaurant count, March 28, 2010	63	25	9	97

Summary of results

Summary highlights of our fiscal year 2010 as compared to the previous fiscal year are as follows:

- eighteenth consecutive year with total sales increases;
- opened one new Benihana teppanyaki restaurant in Orlando, FL;
- closed two Benihana teppanyaki restaurants in Washington, D.C. and Tucson, AZ;
- opened three new RA Sushi restaurants in Atlanta, GA, Leawood, KS and Houston, TX;
- closed one franchised Benihana teppanyaki restaurant in Santiago, Chile; and
- opened two new franchised Benihana teppanyaki restaurants in Monterey, California and Buenos Aires, Argentina.

Total revenues increased 2.6%, or $7.9 million, to $313.5 million from $305.6 million during fiscal year 2010, as compared to the same period last year. Net loss increased by $3.9 million during fiscal year 2010 from a net loss of $5.1 million generated during fiscal year 2009. Basic and diluted loss per common share increased to $0.65 for fiscal year 2010 from a basic and diluted loss per share of $0.40 for fiscal year 2009. Basic weighted average shares outstanding were 15.4 million and 15.3 million as of March 28, 2010 and March 29, 2009, respectively.

Results for the fiscal year ended March 28, 2010 continued to be adversely impacted by a challenging economic environment, resulting in softer sales trends and increased costs at the restaurant level. In response to the ongoing macroeconomic and industry challenges, we are actively managing controllable expenses and, in an effort to drive traffic, continue to highlight the distinct nature of the guest experience with our new multi-media campaign at the Benihana teppanyaki concept and through a combination of media advertising and local marketing initiatives at our RA Sushi and Haru concepts. Additionally, we opted to reduce capital expenditures in fiscal year 2010.

Results for the fiscal year ended March 28, 2010 were also impacted by a non-cash long-lived asset impairment charge of $1.2 million ($0.7 million after-tax) and a non-cash goodwill impairment charge of $11.1 million ($7.3 million after-tax). For a further discussion of these adjustments, refer to the operating costs and expenses section of management's discussion and analysis of financial condition and results of operations and Note 11, Impairment Charges, of the consolidated financial statements.

Outlook

In the fourth quarter of fiscal year 2010, we began to see a positive trend in comparable store sales driven by improvements in the overall economy and the realization of benefits derived from our Renewal Program. We anticipate that these trends will continue if the overall economy remains stable or improves. Given these positive trends, we have begun to focus again on the growth of our business and are developing plans for resumed growth both through new store development and potential acquisitions. When we resume the expansion of our restaurant concepts, our financial results will be impacted by the ratio of newer restaurants to more established restaurants since sales at newly opened restaurants generally do not make a significant contribution to profitability in their initial months of operation due to operating inefficiencies.

There are significant risks and challenges that could impact our financial results and ability to increase sales and earnings. The restaurant industry is a highly competitive business, which is sensitive to changes in economic conditions, trends in lifestyles and fluctuating costs. Operating margins for the restaurant industry are susceptible to fluctuations in prices of commodities, which include beef and seafood as well as other items necessary to operate such as electricity or other energy supplies, and the ability to pass along increased costs to guests through price increases. Additionally, the restaurant industry is characterized by a significant initial capital investment coupled with high labor costs. Other risks and uncertainties are discussed in "Forward looking statements" found elsewhere in this report. We are focused on monitoring costs and increasing comparable restaurant sales to raise restaurant operating profit in existing restaurants as well as new restaurants. Our expansion plans will take into account these and other operational factors

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Our RA Sushi concept caters to a younger demographic and we believe it is poised for growth. RA Sushi restaurants are suitable for a variety of real estate locations, including lifestyle centers, shopping centers and malls, as well as areas with a nightlife component. The RA Sushi restaurants are less expensive to build than our other two concepts and offer us an additional growth vehicle that we believe can succeed in various types of markets.

Our Haru concept features an extensive menu in a modern, urban atmosphere. We believe that the Haru concept is well suited for densely populated cities with nearby shopping, office and tourist areas. The Haru concept generates high average restaurant sales volumes from take-out and delivery. Approximately 31.8% of our Haru New York, NY locations' revenues are derived from delivery and takeout sales.

During fiscal 2010, total revenue increased 2.6% to $313.5 million, despite a Company-wide comparable sales decline of 5.8%. This is the eighteenth straight year of total sales increase. Net loss for the fiscal year 2010 was $8.9 million (including $12.3 million in impairment charges), or $0.65 in diluted earnings per share, compared to a net loss of $5.1 million (including $21.5 million in impairment charges), or $0.40 in diluted earnings per share in 2009. During this fiscal year, we opened one new Benihana teppanyaki restaurant in Orlando, FL and three new RA Sushi restaurants in Atlanta, GA; Leawood, KS and Houston, TX, while closing two Benihana teppanyaki restaurants in Washington, DC and Tucson, AZ. We ended the year with a total of 97 Company-operated locations.

One of the most respected sources of comparative sales data in our industry comes from "Knapp Track." Using this data, we track the "Gap to Knapp" measuring each restaurant brand against national averages. For 30 of the last 32 weeks, the Company has consistently outperformed the category in comps. We believe this record speaks to the strength of our brands and their competitive advantage in the current sales environment.

We recently announced that our Company would be exploring strategic alternatives in order to maximize shareholder value, including a possible sale, while also focusing on maintaining and furthering the strategies that we have already initiated. We look forward to keeping all of our shareholders updated with regards to this process.

Finally, I want to thank all members of the Benihana Inc. team for their commitment. It is their passion that ultimately fuels the success of our Company.

Sincerely,



Richard C. Stockinger
President and Chief Executive Officer

and investment costs and seek to generate sustainable operating results and to achieve acceptable returns on investment from each of our restaurant concepts.

Operating results

Revenues consist of the sales of food and beverages at our restaurants and royalties and licensing fees from franchised restaurants. Revenues are dependent upon the number of restaurants in operation, the number of patrons that visit our restaurants and franchisees' restaurants and the average per person guest check amounts.

Cost of restaurant food and beverages sold represents the direct cost of the ingredients for the prepared food and beverages sold.

Restaurant operating expenses consist of direct and indirect labor, occupancy costs, advertising and other costs that are directly attributed to each restaurant location. Operating costs and expenses are largely dependent on the number of guests that visit our restaurants and the cost of commodities, the number of employees that are necessary to provide a high quality of service to our guests, rents we pay for our restaurant properties, utilities and other necessary operating costs. Expenses are additionally dependent upon average wage rates, marketing costs and the costs of administering restaurant operations.

Restaurant opening costs include rent during the development period as well as labor, training expenses and certain other pre-opening charges which are expensed as incurred. Restaurant opening costs will vary from location to location depending on a number of factors, including the proximity to our existing restaurants, the size and physical layout of each location, the cost of travel and lodging for different metropolitan areas and the extent of unexpected delays, if any, in obtaining final licenses and permits to open the restaurants, which may also be dependent upon our landlords obtaining their licenses and permits as well as completing their construction activities.

Fiscal year 2010 compared to Fiscal Year 2009

The following tables show our operating results as well as our operating results as a percentage of restaurant sales for the fiscal years ended March 28, 2010 and March 29, 2009 (dollar amounts in thousands):

Fiscal Year Ended March 28, 2010:

	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated	
Revenues:										
Restaurant sales	$ 205,638	100.0%	$ 73,484	100.0%	$ 32,675	100.0%	$ -	-	$ 311,797	100.0%
Franchise fees and royalties	-		-		-		1,727		1,727	
Total revenues	205,638		73,484		32,675		1,727		313,524	
Restaurant expenses:										
Cost of food and beverage sales	48,645	23.7%	18,824	25.6%	7,290	22.3%	-	-	74,759	24.0%
Restaurant operating expenses	136,114	66.2%	45,705	62.2%	20,048	61.4%	-	-	201,867	64.7%
Restaurant opening costs	185	0.1%	860	1.2%	-	-	-	-	1,045	0.3%
Marketing, general and administrative expenses	7,691	3.7%	4,163	5.7%	1,378	4.2%	18,012		31,244	10.0%
Impairment charges	11,796	5.7%	256	0.3%	295	0.9%	-	-	12,347	4.0%
Total operating expenses	204,431	99.4%	69,808	95.0%	29,011	88.8%	18,012	-	321,262	103.0%
Income (loss) from operations	$ 1,207	0.6%	$ 3,676	5.0%	$ 3,664	11.2%	$ (16,285)	-	$ (7,738)	-2.5%

Fiscal Year Ended March 29, 2009:

	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated	
Revenues:										
Restaurant sales	$ 206,970	100.0%	$ 61,270	100.0%	$ 35,628	100.0%	$ -	-	$ 303,868	100.0%
Franchise fees and royalties	-		-		-		1,739		1,739	
Total revenues	206,970		61,270		35,628		1,739		305,607	
Restaurant expenses:										
Cost of food and beverage sales	48,879	23.6%	15,660	25.6%	8,107	22.8%	-	-	72,646	23.9%
Restaurant operating expenses	128,141	61.9%	38,571	63.0%	22,210	62.3%	-	-	188,922	62.2%
Restaurant opening costs	726	0.4%	1,439	2.3%	-	-	-	-	2,165	0.7%
Marketing, general and administrative expenses	7,946	3.8%	4,136	6.8%	1,971	5.5%	16,236		30,289	10.0%
Impairment charges	1,370	0.7%	16,555	27.0%	3,580	10.0%	-	-	21,505	7.1%
Total operating expenses	187,062	90.4%	76,361	124.6%	35,868	100.7%	16,236	-	315,527	103.8%
Income (loss) from operations	$ 19,908	9.6%	$ (15,091)	-24.6%	$ (240)	-0.7%	$ (14,497)	-	$ (9,920)	-3.3%

In the aggregate, loss from operations decreased $2.2 million, or 22.0%, for the fiscal year ended March 28, 2010 when compared to the prior fiscal year. By concept, income from operations decreased $18.7 million at Benihana teppanyaki, increased $18.8 million at RA Sushi and increased $3.9 million at Haru. These changes in income (loss) from operations when compared to the prior fiscal year are due to changes in revenues and operating expenses as further discussed under the headings "Revenues" and "Operating costs and expenses" below.

Revenues

The following table summarizes the changes in restaurant sales between the fiscal years ended March 29, 2009 and March 28, 2010 (in thousands):

	Teppanyaki	RA Sushi	Haru	Total
Restaurant sales during fiscal year ended March 29, 2009	$ 206,970	$ 61,270	$ 35,628	$ 303,868
(Decrease) increase in comparable sales	(16,215)	1,582	(2,953)	(17,586)
Increase from new restaurants	8,593	10,553	-	19,146
Decrease from closed restaurants	(1,330)	-	-	(1,330)
Increase from temporary closures, net	7,620	79	-	7,699
Restaurant sales during fiscal year ended March 28, 2010	$ 205,638	$ 73,484	$ 32,675	$ 311,797

Total revenues increased 2.6% in fiscal year 2010 when compared to fiscal year 2009, and restaurant sales increased $7.9 million in fiscal year 2010 when compared to fiscal year 2009. The increase in restaurant sales was mainly attributable to sales from new restaurants of $19.1 million and an increase in sales of $7.7 million due to a fewer number of lost weeks from temporary closures in the current fiscal year, offset by a decrease in sales from restaurants opened longer than one year of $17.5 million and a decrease of $1.3 million for permanently closed restaurants. Although we have experienced a decrease in certain comparable guest counts as discussed below, we have experienced an overall increase in guest count from prior year. This is reflective in recent periods' revenues as compared to prior year, and we anticipate these positive trends to continue.

The following table summarizes comparable restaurant sales by concept and the percentage changes between fiscal years 2010 and 2009 (dollar amounts in thousands). Restaurants are considered comparable when they are open during the same periods in the two years being compared. New restaurants enter the comparable restaurant base when they have been open for more than one year. Restaurants may leave and enter the comparable restaurant base, as they are closed for renovation and subsequently re-open.

	Fiscal Year Ended		
Comparable restaurant sales by concept:	2010	2009	Percentage change from 2009
Teppanyaki	$ 189,783	$ 205,998	-7.9%
RA Sushi	62,852	61,270	2.6%
Haru	32,675	35,628	-8.3%
Total comparable restaurant sales	$ 285,310	$ 302,896	-5.8%

Benihana - Sales for the Benihana teppanyaki restaurants decreased $1.3 million in fiscal year 2010 compared to fiscal year 2009. The decrease is attributable to decreases in sales from restaurants opened longer than one year of $16.2 million and lost sales attributable to permanent restaurant closures totaling $1.3 million, offset by in an increase in sales from new restaurants of $8.6 million and an increase in sales of $7.6 million due to a fewer number of lost weeks from temporary closures in the current fiscal year. Sales from new restaurants were mainly attributable to the Orlando, FL restaurant that opened during the current fiscal year, as well as the Coral Springs, FL, Columbus, OH, Plymouth Meeting, PA and Plano, TX locations that contributed operating weeks in the current fiscal year before entering the comparable restaurant base. Total comparable restaurant sales for Benihana teppanyaki restaurants opened longer than one year decreased 7.9% due primarily to a decrease of 4.2% in dine-in guest counts and a 2.7% decrease in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $27.70 in fiscal year 2010 compared to $28.46 in fiscal year 2009.

RA Sushi - Sales for the RA Sushi restaurants increased $12.2 million, or 19.9% in fiscal year 2010 compared to fiscal year 2009. The increase is attributable to sales from new restaurants of $10.6 million and an increase in sales from restaurants opened longer than one year of $1.6 million. Sales from new restaurants were mainly attributable to the Leawood, KS, Houston, TX, and Atlanta, GA, restaurants that opened during the current fiscal year, as well as the Chino Hills, CA, Huntington Beach, CA, Pembroke Pines, FL and South Miami, FL locations that contributed operating weeks in the current fiscal year before entering the comparable restaurant base.

Total comparable restaurant sales for RA Sushi restaurants opened longer than one year increased 2.6% due primarily to an increase of 9.4% in dine-in guest counts, offset by a decrease of 5.0% in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $20.48 in fiscal year 2010 compared to $21.55 in fiscal year 2009.

Haru - Sales for the Haru restaurants decreased $3.0 million in fiscal year 2010 compared to fiscal year 2009. The decrease is attributable to a reduction in sales from restaurants opened longer than one year. Total comparable restaurant sales for Haru restaurants opened longer than one year decreased 8.3%. Dine-in sales, which comprised 66.8% percent of restaurant sales, decreased 8.4% primarily due to a 9.6% decrease in dine-in guest counts, offset by a 4.9% increase in the average per person dine-in guest check. Take-out sales, which comprised 33.2% of restaurant sales, decreased 8.4%. The average comparable per person dine-in guest check amount was $32.29 in fiscal year 2010 compared to $30.79 in fiscal year 2009.

Franchise fees and royalties - Franchise fees and royalties were flat during fiscal year 2010, as compared to fiscal year 2009.

<u>Operating costs and expenses</u>

Cost of food and beverage sales - The consolidated cost of food and beverage sales for the current fiscal year increased in dollar amount and remained relatively flat across all three concepts when expressed as a percentage of restaurant sales during fiscal year 2010, as compared to the prior fiscal year. The net increase in absolute dollars is reflective of the fact that cost of food and beverage sales is generally variable with sales and resulted from the net increase in restaurant sales experienced during fiscal year 2010, specifically the increase in sales at RA Sushi.

Restaurant operating expenses - In the aggregate, consolidated restaurant operating expenses increased by $12.9 million and 2.5% when expressed as a percentage of restaurant sales during fiscal year 2010, as compared to fiscal year 2009. At Benihana teppanyaki, the increase is primarily due to the reopening of stores temporarily closed during the prior year and the opening of one new store, partially offset by the closing of two stores which contributed approximately $8.7 million in increased operating costs. Additionally, during fiscal year 2010 Benihana teppanyaki recognized $0.8 million in promotional expenses associated with The Chef's Table program (which was offset by a decrease in marketing expenses recorded in Marketing, general and administrative expenses), increased restaurant labor costs of approximately $1.2 million resulting from higher restaurant sales, and approximately $1.7 million in incremental supplies and repair and maintenance expenses.

During fiscal year 2009, we received and recognized business interruption insurance proceeds of $0.5 million related to the Benihana teppanyaki restaurant located in Memphis, TN that was damaged by fire during fiscal 2008. An additional $0.2 million in similar proceeds were recognized during fiscal 2010. During fiscal 2009, we also recognized additional depreciation expense totaling $0.4 million, which resulted from reevaluating the remaining useful lives of assets at Benihana teppanyaki restaurants to be renovated as part of our 2005 Renovation Program and incurred $1.0 million in ongoing expenses at Benihana teppanyaki restaurants temporarily closed for remodeling. The 2005 Renovation Program was completed in fiscal year 2009, and no similar charges were recognized during fiscal year 2010.

At RA Sushi, the overall increase in restaurant operating expenses is primarily attributable to the increase in the number of restaurants when comparing periods. RA Sushi's restaurant operating expenses increased by $7.1 million, or approximately 18.5%, however, the percentage increase in the number of stores was 13.6% which reflects higher costs for newer restaurants.

At Haru, the overall decrease in restaurant operating expenses of $2.2 million is primarily attributable to a $1.3 million reduction in labor costs resulting from an overall decrease in restaurant sales and a $0.6 million decrease in depreciation expense primarily attributable to a reduction in the net book value of store assets associated with an impairment charge recognized at our Haru Philadelphia location.

The consolidated increase of 2.5% in operating expenses when expressed as a percentage of sales is the result of costs incurred with the Renewal Program, decreasing comparable sales at mature restaurants, specifically as it relates to labor and fixed costs, including occupancy and depreciation expense as well as underperformance associated with the opening of new restaurants. RA Sushi, however, was able to expand its operating margins given the 2.6% increase in comparable sales during the current period. As a result of operating efficiencies, specifically as it relates to labor costs, Haru was also able to expand its operating margins.

Restaurant opening costs - Restaurant opening costs in fiscal year 2010 decreased in dollar amount and as a percentage of sales as compared to the prior fiscal year. The decrease in the current fiscal year when compared to fiscal year 2009 is due to a reduction in the number of stores opened and timing of restaurant openings.

Marketing, general and administrative costs - Marketing, general and administrative costs increased slightly in dollar amount but remained the same when expressed as a percentage of sales in the fiscal year 2010, as compared to the prior fiscal year. The dollar increase was due to the write-off of costs totaling $0.2 million associated with development projects that were terminated during the year, increased corporate depreciation expense totaling $0.5 million due to depreciation expense on the ERP system that was implemented during fiscal year 2009, increased corporate salaries totaling $0.6 million as a result of changes in our Benihana teppanyaki corporate operations and changes in our regional manager structure with related changes in roles and responsibilities, an increase in compensation expense associated with changes in the valuation of investments in our deferred compensation plan totaling $0.2 million, as well as certain non-recurring costs associated with various consulting agreements, including the services provided by our interim Chief Financial Officer, for approximately $1.1 million and the resignations of Taka Yoshimoto, Juan C. Garcia and Jose I. Ortega totaling $0.5 million.

During the third quarter 2009, we recovered approximately $0.4 million related to a promissory note due from one of our franchisees, which was previously deemed uncollectible. No similar recoveries were experienced during the current fiscal year. During the fourth quarter 2009, we recorded costs associated with the resignation of Joel A. Schwartz totaling $3.2 million.

Impairment charges - During fiscal year ended March 28, 2010, as a result of continued under-performance of Benihana Tucson, RA Sushi Palm Beach Gardens and Haru Philadelphia and its resulting impact on our expectation of future cash flows, we determined that a change in circumstances had occurred and the carrying value of these stores' property and equipment may not be recoverable. As a result, we performed an analysis of the carrying value of our property and equipment. As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, during fiscal year 2010, we recorded impairment charges of $1.2 million ($0.7 million net of tax) related to the full write-down of property and equipment at these three restaurants.

We review goodwill and other indefinite-lived intangible assets annually for impairment during the third quarter, or more frequently if indicators of impairment exist. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. If the carrying value of the reporting unit is greater than its fair value, there is an indication that impairment may exist, and the second step must be performed to measure the amount of impairment loss. The purpose of the second step is only to determine the amount of goodwill that should be recorded on the balance sheet. Any impairment charge will reduce the amount of goodwill on the balance sheet.

As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, we evaluated goodwill for Benihana teppanyaki and Haru as of the end of the third quarter of fiscal year 2010 at the reporting unit level. RA Sushi reporting unit's goodwill was impaired in fiscal year 2009. Based on the results of step one of the impairment test, the Haru reporting unit's estimated fair value exceeded its carrying value, and accordingly, no impairment charge to goodwill for the Haru reporting unit has been recognized. Based on the results of step one of the impairment test, the Benihana teppanyaki reporting unit's estimated fair value did not exceed its carrying value, which required us to perform the second step of the goodwill impairment test. We completed the second step of the goodwill impairment test for the Benihana teppanyaki reporting unit, which resulted in an impairment charge of $11.1 million ($7.3 million net of tax) related to the Benihana teppanyaki reporting unit's goodwill.

During the fiscal year ended March 29, 2009, we recorded impairment charges of $21.5 million, comprised of $11.9 million ($7.0 million net of tax) associated with goodwill and $9.6 million ($5.7 million net of tax) to write-down certain restaurants' property and equipment to estimated fair value.

As of March 28, 2010, consolidated goodwill totaled $6.9 million for the Haru reporting unit. There is no goodwill associated with the Benihana teppanyaki or RA Sushi reporting units.

We will continue to monitor events in future periods to determine if additional impairment testing is warranted.

Interest (expense) income, net - Interest expense increased $1.2 million in fiscal year 2010 when compared to fiscal year 2009. This increase is primarily due to higher interest charges on our line of credit and a reduction in capitalized interest costs due to a decrease in new construction projects.

Income tax provision - Our effective tax rate was 8.4% for fiscal year 2010 compared to 53.0% for fiscal year 2009. The effective tax rate for fiscal year 2010 was impacted primarily by the recognition of an impairment loss for the Benihana teppanyaki reporting unit's goodwill for which there was no income tax benefit due to a zero tax basis, increasing tax credits with decreasing taxable income as well as the resolution of uncertain tax positions totaling $0.1 million, which were previously recognized upon the adoption of accounting for uncertainty in income taxes.

Fiscal year 2009 compared to Fiscal Year 2008

The following tables show our operating results as well as our operating results as a percentage of restaurant sales for the fiscal years ended March 29, 2009 and March 30, 2008 (dollar amounts in thousands):

Fiscal Year Ended March 29, 2009:

	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated	
Revenues:										
Restaurant sales	$ 206,970	100.0%	$ 61,270	100.0%	$ 35,628	100.0%	$ -	-	$ 303,868	100.0%
Franchise fees and royalties	-		-		-		1,739		1,739	
Total revenues	206,970		61,270		35,628		1,739		305,607	
Restaurant expenses:										
Cost of food and beverage sales	48,879	23.6%	15,660	25.6%	8,107	22.8%	-	-	72,646	23.9%
Restaurant operating expenses	128,141	61.9%	38,571	63.0%	22,210	62.3%	-	-	188,922	62.2%
Restaurant opening costs	726	0.4%	1,439	2.3%	-	-	-	-	2,165	0.7%
Marketing, general and administrative expenses	7,946	3.8%	4,136	6.8%	1,971	5.5%	16,236		30,289	10.0%
Impairment charges	1,370	0.7%	16,555	27.0%	3,580	10.0%	-	-	21,505	7.1%
Total operating expenses	187,062	90.4%	76,361	124.6%	35,868	100.7%	16,236	-	315,527	103.8%
Income (loss) from operations	$ 19,908	9.6%	$ (15,091)	-24.6%	$ (240)	-0.7%	$ (14,497)	-	$ (9,920)	-3.3%

Fiscal Year Ended March 30, 2008:

	Teppanyaki		RA Sushi		Haru		Corporate		Consolidated	
Revenues:										
Restaurant sales	$ 215,716	100.0%	$ 44,965	100.0%	$ 34,509	100.0%	$ -	-	$ 295,190	100.0%
Franchise fees and royalties	-		-		-		1,756		1,756	
Total revenues	215,716		44,965		34,509		1,756		296,946	
Restaurant expenses:										
Cost of food and beverage sales	50,939	23.6%	11,061	24.6%	7,727	22.4%	-	-	69,727	23.6%
Restaurant operating expenses	130,496	60.5%	27,347	60.8%	20,256	58.7%	-	-	178,099	60.3%
Restaurant opening costs	823	0.4%	1,869	4.2%	748	2.2%	-	-	3,440	1.2%
Marketing, general and administrative expenses	8,281	3.8%	3,881	8.6%	1,452	4.2%	14,478		28,092	9.5%
Total operating expenses	190,539	88.3%	44,158	98.2%	30,183	87.5%	14,478	-	279,358	94.6%
Income (loss) from operations	$ 25,177	11.7%	$ 807	1.8%	$ 4,326	12.5%	$ (12,722)	-	$ 17,588	6.0%

Income (loss) from operations decreased $27.5 million, or 156.4 %, for the fiscal year ended March 29, 2009 when compared to the same period in fiscal year 2008, consisting of a 20.9% decrease at Benihana teppanyaki, a 197.0% decrease at RA Sushi and a 105.5% decrease at Haru. This decrease in income (loss) from operations when compared to fiscal year 2008 was primarily due to $21.5 million in impairment charges in fiscal year 2009 as well as changes in revenues and other operating expenses as further discussed under the headings "Revenues" and "Costs and Expenses" below.

Revenues

The following table summarizes the changes in restaurant sales between the fiscal years ended March 30, 2008 and March 29, 2009 (in thousands):

	Teppanyaki	RA Sushi	Haru	Total
Restaurant sales during fiscal year ended March 30, 2008	$ 215,716	$ 44,965	$ 34,509	$ 295,190
(Decrease) increase in comparable sales	(15,804)	(3,386)	(3,656)	(22,846)
Increase from new restaurants	6,232	19,691	4,775	30,698
Decrease from closed restaurants	(1,886)	-	-	(1,886)
Increase from temporary closures, net	2,712	-	-	2,712
Restaurant sales during fiscal year ended March 29, 2009	$ 206,970	$ 61,270	$ 35,628	$ 303,868

The following table summarizes comparable restaurant sales by concept and the percentage changes between fiscal years 2009 and 2008 (dollar amounts in thousands). Restaurants are considered comparable when they are open during the same periods in the two years being compared. New restaurants enter the comparable restaurant base when they have been open for more than one year. Restaurants may leave and enter the comparable restaurant base, as they are closed for renovation and subsequently re-open.

	Fiscal Year Ended		
Comparable restaurant sales by concept:	2009	2008	Percentage change from 2008
Teppanyaki	$ 189,165	$ 204,969	-7.7%
RA Sushi	41,500	44,886	-7.5%
Haru	30,853	34,509	-10.6%
Total comparable restaurant sales	$ 261,518	$ 284,364	-8.0%

Total revenues increased 2.9% in fiscal year 2009 when compared to fiscal year 2008, and restaurant sales increased $8.7 million in fiscal year 2009 when compared to fiscal year 2008. The increase in restaurant sales was mainly attributable to sales from new restaurants of $30.7 million and an increase in sales of $2.7 million due to a fewer number of lost weeks from temporary closures in the fiscal year 2009, offset by a decrease in sales from restaurants opened longer than one year of $22.8 million and a decrease of $1.9 million for permanently closed restaurants.

Benihana - Sales for the Benihana teppanyaki restaurants decreased $8.8 million in fiscal year 2009 compared to fiscal year 2008. The decrease is attributable to decreases in sales from restaurants opened longer than one year of $15.8 million and lost sales attributable to permanent restaurant closures totaling $1.9 million offset by an increase in sales from new restaurants of $6.2 million and an increase in sales of $2.7 million due to a fewer number of lost weeks from temporary closures in fiscal year 2009. Sales from new restaurants were mainly attributable to the Coral Springs, FL, Columbus, OH, Plymouth Meeting, PA and Plano, TX restaurants that opened during fiscal year 2009 as well as the Chandler, AZ, Maple Grove, MN and Dulles, VA locations that contributed operating weeks in fiscal year 2009 before entering the comparable restaurant base. Total comparable restaurant sales for Benihana teppanyaki restaurants opened longer than one year decreased 7.7% due primarily to a decrease of 9.3% in dine-in guest counts offset by a 1.3% increase in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $28.39 in fiscal year 2009 compared to $28.02 in fiscal year 2008.

RA Sushi - Sales for the RA Sushi restaurants increased $16.3 million in fiscal year 2009 compared to fiscal year 2008. The increase is attributable to sales from new restaurants of $19.7 million offset by decreases in sales from restaurants opened longer than one year of $3.4 million. Sales from new restaurants were mainly attributable to the Pembroke Pines, FL, South Miami, FL, Chino Hills, CA and Huntington Beach, CA restaurants that opened during fiscal year 2009 as well as the Mesa, AZ, Tustin, CA, Lombard, IL, Baltimore, MD and Plano, TX locations that contributed operating weeks in fiscal year 2009 before entering the comparable restaurant base. Total comparable restaurant sales for RA Sushi restaurants opened longer than one year decreased 7.5% due primarily to a decrease of 5.4% in dine-in guest counts as well as a decrease of 2.2% in the average per person dine-in guest check. The average comparable per person dine-in guest check amount was $21.05 in fiscal year 2009 compared to $21.54 in fiscal year 2008. The decrease in dine in guest check amount in fiscal year 2009, as compared to fiscal year 2008, was primarily due to a lower-priced extended happy hour menu implemented in fiscal year 2009.

Haru - Sales for the Haru restaurants increased $1.1 million in fiscal year 2009 compared to fiscal year 2008. The increase is attributable to sales from new restaurants of $4.8 million offset by decreases in sales from restaurants opened longer than one year of $3.7 million. Sales from new restaurants were mainly attributable to the Boston, MA restaurant and the Wall Street location in New York, NY that contributed operating weeks in the year 2009 before entering the comparable restaurant base. Total comparable restaurant sales for Haru restaurants opened longer than one year decreased 10.6%. Dine-in sales, which comprised 66.9% percent of restaurant sales, decreased 9.1% due primarily to a 13.1% decrease in dine-in guest counts offset by a 4.0% increase in the average per person dine-in guest check. Take-out sales, which comprised 33.1% of restaurant sales, decreased 11.6%. The average comparable per person dine-in guest check amount was $31.65 in fiscal year 2009 compared to $30.43 in fiscal year 2008.

Franchise fees and royalties - Franchise fees and royalties decreased 1.0% in fiscal year 2009 when compared to fiscal year 2008 due primarily to a decrease in sales at franchised locations offset by an increase in sales from franchises opened during fiscal year 2009. During fiscal year 2009, three franchised restaurants were opened in Chile, Key West, FL and Tom's River, NJ.

Operating costs and expenses

Cost of food and beverage sales - The cost of food and beverage sales for fiscal year 2009 increased in dollar amount and as a percentage of restaurant sales when compared to fiscal year 2008. Cost of food and beverage sales, which is generally variable with sales, increased in dollar amount with the net increase in restaurant sales. The increase, when expressed as a percentage of sales, during fiscal year 2009 was primarily attributable to higher year over year commodity costs experienced during fiscal year 2009 and a lower-priced extended happy hour menu implemented at our RA Sushi locations. This increase was also partially offset by a 1% menu price increase taken at our RA Sushi and Haru locations during the second quarter of 2009.

Restaurant operating expenses - Restaurant operating expenses increased in dollar amount and when expressed as a percentage of restaurant sales in fiscal year 2009 when compared to fiscal year 2008. The increase in absolute amount was primarily due to the increase in number of restaurants between periods. The increase, when expressed as a percentage of sales, was primarily a result of operating inefficiencies associated with decreasing comparable sales in fiscal year 2009 at mature restaurants, specifically as it relates to utilities and fixed costs including occupancy and depreciation expense, as well as the opening of four new Benihana teppanyaki restaurants and four new RA Sushi restaurants.

Offsetting the increase in restaurant operating expenses during fiscal year 2009 were $0.5 million in business interruption insurance proceeds, which were received and recognized during the period. The business interruption proceeds relate to the Benihana teppanyaki restaurant located in Memphis, TN that was damaged by fire in February 2008. No similar proceeds were recognized during fiscal year 2008.

We recognized additional depreciation expense totaling $0.4 million and $2.4 million during the fiscal years 2009 and 2008, respectively, which resulted from reevaluating the remaining useful lives of assets at Benihana teppanyaki restaurants remodeled as part of the renovation program. During the fiscal years 2009 and 2008, we incurred $1.0 million and $1.5 million, respectively, in ongoing expenses at Benihana teppanyaki restaurants temporarily closed for remodeling. The renovation program was completed in fiscal year 2009, with the renovation of an aggregate 22 Benihana teppanyaki restaurants.

Restaurant opening costs - Restaurant opening costs in fiscal year 2009 decreased in dollar amount and as a percentage of sales as compared to fiscal year 2008 due to the number and timing of restaurant openings.

Marketing, general and administrative expenses - Marketing, general and administrative costs increased in dollar amount and increased when expressed as a percentage of sales in fiscal year 2009 as compared to fiscal year 2008. The increase in absolute amount during fiscal year 2009 was primarily due to the recognition of $3.2 million during the fourth quarter of 2009 related to the resignation of Joel A. Schwartz from his positions as Director, Chairman and Chief Executive Officer offset by a recovery of approximately $0.4 million during the third quarter 2009 related to a promissory note due from one of our franchisees, which was previously deemed uncollectible in fiscal year 2008.

Impairment charges - During the fiscal year 2009, as a result of a prolonged economic downturn and its resulting impact on our expectation of future cash flows, we determined that a change in circumstances had occurred and the carrying value of certain of our property and equipment may not be recoverable. As a result, we performed an analysis of the carrying value of our property and equipment. During fiscal year 2009, we recorded an impairment charge of $9.6 million ($5.7 million after-tax) related to the write-down of property and equipment to estimated fair value at five restaurants.

During fiscal year 2009, we recorded an impairment charge of $11.9 million ($7.0 million after-tax) related to the write-down of goodwill allocated to the RA Sushi reporting unit to its implied fair value as determined by step two of the goodwill impairment test primarily due to depressed economic and industry factors at the valuation date and the step two purchase price allocation where a considerable amount of the RA Sushi reporting unit's fair value was allocated to the RA Sushi trade name.

As of March 29, 2009, consolidated goodwill totaled $18.0 million, including $11.1 million for Benihana teppanyaki and $6.9 million for Haru. There is no goodwill associated with the RA Sushi reporting unit.

Interest (expense) income, net - Interest expense increased in fiscal year 2009 when compared to fiscal year 2008 as we continued to draw on the line of credit to finance the expansion and renovation programs.

Income tax provision - Our effective tax rate was 53.0% for fiscal year 2009 compared to 28.4% for fiscal year 2008. The effective tax rate for fiscal year 2009 was impacted primarily by a pretax loss, the resolution of uncertain tax positions totaling $0.3 million, which were previously recognized upon the adoption new guidance which clarifies the accounting for uncertainty in income taxes recognized in the financial statements, as well as increasing tax credits with decreasing taxable income.

Our financial resources

Cash flow from operations has historically been the primary source to fund our capital expenditures; however, as a result of our expansion and renovation programs, we relied more upon financing obtained from financial institutions in fiscal years 2010, 2009 and 2008.

Since restaurant businesses do not have large amounts of inventory and accounts receivable, there is generally no need to finance these items. As a result, many restaurant businesses, including our own, operate with negative working capital. During the current fiscal year ended March 28, 2010, the working capital deficit has increased by $20.6 million. This increase is primarily due to the reclassification of our indebtedness of $22.4 million under the terms of our credit facility from long term debt to current liabilities as of the end of fiscal year 2010.

Line of Credit

We have a line of credit with Wachovia Bank, National Association ("Wachovia") under the terms of an agreement entered into on March 15, 2007, a second amendment to the line of credit entered into on November 19, 2008, a third amendment to the line of credit entered into on February 9, 2009, a fourth amendment to the line of credit entered into on November 23, 2009 and a fifth amendment (adding certain immaterial provisions) to the line of credit entered into on January 29, 2010. While providing for working capital, capital expenditures and general corporate purposes, the amended line of credit agreement requires that we maintain certain financial ratios and profitability amounts, restricts the payment of cash dividends and the use of proceeds to purchase our stock and is secured by the assets of Benihana Inc. (including first mortgages on all real estate owned by the Company). There are no scheduled payments prior to scheduled maturity; however, we may prepay outstanding borrowings prior to that date.

Under the terms of the third amendment, the amended line of credit allowed us to borrow up to $60 million through March 15, 2011, provided that $10.0 million of this commitment was subject to Wachovia successfully syndicating a portion of the loan or our attaining a leverage ratio of less than 3.5 to 1.0 for two consecutive fiscal quarters.

At the end of our second quarter of fiscal year 2010, we were not in compliance with the financial covenants of the amended line of credit agreement with Wachovia. Accordingly, on November 23, 2009, we entered into a fourth amendment to the line of credit. The fourth amendment allows us to borrow up to $40.5 million through July 17, 2010. On July 18, 2010, the last day of the first quarter of fiscal year 2011, the amount available to borrow will be reduced to $37.5 million through January 1, 2011. On January 2, 2011, the last day of the third quarter of fiscal year 2011, the amount available to borrow will be further reduced to $32.5 million through maturity. The amount we can borrow will be further reduced by 25% of any net cash proceeds we may receive in connection with any sale of our equity securities. The amended line of credit provides for a commitment fee of 0.25% on the unused portion of the loan commitment and interest rates payable at 4.75% above the applicable LIBOR rate with a LIBOR floor of 1.0%. The amended line of credit provides for a minimum fixed charge coverage ratio of 1.10:1.00 through the first quarter of fiscal year 2011 and a minimum of 1.35:1.00 thereafter, and a maximum leverage ratio of 5.00:1.00 through the end of the first quarter of fiscal year 2011 and 4.50:1.00 by the end of the second quarter of fiscal year 2011 through, and including, the third quarter of fiscal year 2011. At March 28, 2010, we were in compliance with the financial covenants of the amended line of credit agreement with Wachovia.

At March 28, 2010, we had $22.4 million outstanding under the amended line of credit with Wachovia at an interest rate of 5.75%. Borrowings under the line of credit become due on March 15, 2011, and we have no agreement with Wachovia to extend or renew the line beyond maturity. The amount available to be borrowed under the amended line of credit is reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit, which totaled $1.0 million at March 28, 2010, and as of that date, we had available $17.1 million for borrowing under the terms of the amended line of credit facility.

Our liquidity and capital resource strategies have been focused on conserving and managing capital to maintain compliance with the financial ratios contained in the amended line of credit agreement with Wachovia. There can be no assurance that we will meet all requirements of the amended credit agreement through its scheduled maturity in March of 2011, and our ability to do so will depend on a variety of general economic conditions, some of which are outside our control. To the extent that in the future we believe that we will be unable to comply with the financial covenants contained in the amended line of credit agreement, we will seek an amendment or waiver of our amended line of credit agreement, which could further increase the cost of debt. If we were unable to obtain a waiver or amendment, our failure to satisfy these ratios would result in a default under our amended line of credit agreement and could permit acceleration of all of our indebtedness. Management believes, however, that if recent sales and operating cash flow trends continue or further improve, it is likely that we should be able to successfully extend or refinance our amended line of credit prior to or at maturity.

Our amended line of credit matures on March 15, 2011, and the scheduled reductions in the availability of funds under the credit agreement will reduce our flexibility to respond to continuing negative economic conditions or other adverse developments as well as our ability to respond to attractive expansion opportunities. In anticipation of the scheduled maturity of the line of credit, maintenance capital expenditures and capital expenditures to be made in connection with the Renewal Program and in response to scheduled reductions in the amounts to be made available under the line, as well as our renewed focus on growth strategies, management is considering all supplemental and alternative sources of financing that may be available to us, and in this connection, we have filed a Registration Statement on Form S-3 under the Securities Act of 1933. The Registration Statement on Form S-3 covers the sale of an indeterminate amount of our Class A common stock, common stock, preferred stock, debt securities and subscription rights for an aggregate initial offering price totaling approximately $30.0 million.

Series B Preferred Stock

The 0.8 million shares of Series B Convertible Preferred Stock ("Series B preferred stock") outstanding at March 28, 2010 are convertible into an aggregate 1.6 million shares of common stock. The Series B preferred stock has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B preferred stock is convertible into our common stock at a conversion price of approximately $12.67 per share (as adjusted to reflect the three-for-two stock split) that equates to 1.97 shares of common stock for each share of Series B preferred stock (subject to anti-dilution provisions). The Series B preferred stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B preferred stock and votes on an "as if converted" basis together with our common stock on all matters put to a vote of the common stock holders. We pay quarterly dividends on the Series B preferred stock, and at March 28, 2010, accrued but unpaid dividends on the Series B preferred stock totaled $0.2 million.

We are obligated to redeem the Series B preferred stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B preferred stock to a date no later than July 2, 2024. We may pay the redemption in cash or, at our option, in shares of common stock valued at then-current market prices unless the aggregate market value of our common stock and any other common equity is below $75.0 million. In addition, the Series B preferred stock may, at our option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the common stock exceeds approximately $25.33 per share (as adjusted to reflect the three-for-two stock split) for sixty consecutive trading days.

Pursuant to the agreement under which BFC Financial Corporation ("BFC") purchased the Series B preferred stock, BFC is entitled to elect one individual to our board of directors but has waived such right so long as either John E. Abdo or Alan B. Levan have been otherwise elected to our board. Additionally, in the event that dividends are not paid for two consecutive quarters, BFC is entitled to elect one additional director but has waived such right so long as both John E. Abdo and Alan B. Levan have been otherwise elected to our board.

Increase in Authorized Shares

On February 22, 2010, we held a special meeting of shareholders to consider and act upon a proposed Agreement and Plan of Merger by and between Benihana Inc. and its wholly-owned subsidiary BHI Mergersub, Inc., pursuant to which such subsidiary would merge with and into the Company. The sole purpose of this transaction was to effect an amendment to our certificate of incorporation to increase the number of shares of Class A common stock which we are authorized to issue by 12,500,000. Our stockholders approved the transaction and our certificate of incorporation was amended on February 23, 2010 to reflect the share increase. The increase in shares will allow us to use the net proceeds from any sale of the securities offered by the prospectus for general corporate purposes, including but not limited to restaurant operations, the repayment of debt and acquisition or investment in other companies, businesses or assets. At the present time, no determination has been made to offer any securities nor has any determination been made as to the specific uses of proceeds if such securities were to be offered and sold.

Expansion Program

In response to the current economic environment prevailing in fiscal year 2010, we opted to reduce capital expenditures. As of June 11, 2010, we had a lease signed for one potential Benihana teppanyaki restaurant. Based upon the availability of debt and equity financing, continued improvement in same store sales trends, the positive results of the Renewal Program, the availability of real estate at reasonable prices and the ability to make strategic acquisitions on attractive terms, we anticipate that we will resume an active growth strategy.

The development and opening process generally ranges from 12 to 18 months after lease signing and depends largely upon the availability of the leased space we intend to occupy and is often subject to matters that result in delays outside of our control, usually the permitting process, turnover of the premises from the landlord and mandates of local governmental building authorities. The number and timing of new restaurants actually opened during any given period, and their associated contribution, will depend on a number of factors, including but not limited to, the identification and availability of suitable locations and leases, the timing of the delivery of the leased premises to us from our landlords so that we can commence our build-out construction activities, the ability of our landlords and us to timely obtain all necessary governmental licenses and permits to construct and operate our restaurants, disputes experienced by our landlords or our outside contractors, any unforeseen engineering or environmental problems with the leased premises, weather conditions that interfere with the construction process, our ability to successfully manage the design, construction and preopening processes for each restaurant, the availability of suitable restaurant management and hourly employees and general economic conditions. While we manage those factors within our control, we have experienced unforeseen delays in restaurant openings from time to time in the past and will likely experience delays in the future.

Minority Stockholders Liability

As further discussed in Note 16, Commitments and Contingencies, of the consolidated financial statements, we will also use our capital resources to settle the outstanding liability incurred when the holders of the balance of Haru's equity (the "minority stockholders") exercised their put option in Haru Holding Corp. On July 1, 2005, the former minority stockholders exercised the put option to sell their respective shares to us. On August 25, 2006, the former minority stockholders sued us. The suit (which was filed in the Supreme Court of the State of New York, County of New York, but has been removed to the United States District Court for the

Southern District of New York) sought an award of $10.7 million, based on the former minority stockholders' own calculation of the put option price formula and actions allegedly taken by us to reduce the value of the put option. On December, 19, 2007, the Court dismissed all of the claims against us, except for the breach of fiduciary duty and breach of contract claims. On March 5, 2010, the Court issued a decision stating that the price required to be paid by us to the former minority stockholders would be approximately $3.7 million, our original calculation of the put option price. As of March 28, 2010, we have accrued the amount determined by the Court plus approximately $0.4 million in prejudgment interest. On April 2, 2010, the plaintiff appealed the Court's decision. The outcome of the appeal is currently pending.

Cash Obligation to Former Directors and Executives

As further discussed in Note 15, Resignation of Former Directors and Executives, we will use our capital resources to fund the remaining $2.1 million cash obligation in connection with the resignation of various former directors and executives in fiscal year 2010.

Supply Agreements

We have entered into non-cancellable national supply agreements for the purchase of certain beef and seafood items, as well as produce, oils and other items used in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Future capital requirements

Our capital requirements, including development costs related to the opening of new restaurants, have historically been significant. In fiscal year 2010, however, we limited our near-term expansion activities to those development projects for which leases had already been executed. While we have signed a lease for only one new Benihana teppanyaki restaurant during fiscal year 2011, we are refocusing on our plans to grow the business and hope to expand the number of new restaurants that will open in fiscal year 2011. Any significant increase in the number of new restaurants we may open will require us to raise additional capital and no assurance can be given that we will be able to do so on terms favorable to us. Our future capital requirements and the adequacy of available funds will depend on many factors, including market acceptance of products, the operating performance of our restaurants, the fluctuations of the national economy, the cost and availability of credit, the availability of acquisitions and the timing and rate of restaurant expansion.

For fiscal year 2011, we anticipate that our cash flow from operations will be sufficient to provide for our projected capital requirements based on our committed projects. However, if we increase our expansion and acquisition programs, cash flow from operations may not be sufficient to fund our capital requirements, and we may seek additional financing through either debt or equity issuance.

Cash Flows

We believe that our cash from operations and the funds available under the line of credit will provide sufficient capital to fund operations, commitments and contingencies and committed restaurant expansion for at least the next twelve months. However, we believe that we will require additional capital if we are to resume a more aggressive growth strategy. The following table summarizes the sources and uses of cash and cash equivalents (in thousands):

	Fiscal Year Ended		
	2010	2009	2008
Net cash provided by operating activities	$ 27,608	$ 33,850	$ 27,757
Net cash used in investing activities	(16,662)	(46,530)	(55,145)
Net cash (used in) provided by financing activities	(12,279)	14,853	20,657
Net (decrease) increase in cash and cash equivalents	$ (1,333)	$ 2,173	$ (6,731)

Operating activities

Net cash provided by operating activities totaled $27.6 million, $33.9 million and $27.8 million in fiscal years 2010, 2009 and 2008, respectively. Cash provided by operations decreased during the year when compared to fiscal year 2009. The decrease resulted primarily from an increase in the working capital deficit during the current fiscal year and an increase in the net loss from the prior fiscal year.

Investing activities

Capital expenditures were $17.2 million, $48.8 million and $55.1 million during the fiscal years 2010, 2009 and 2008, respectively. Capital expenditures during fiscal year 2011 are expected to total approximately $13.8 million but will be substantially increased if we accelerate our expansion and acquisition program.

During the fiscal years 2010 and 2009, we received $0.2 million and $2.0 million in insurance proceeds, respectively, related to the Benihana teppanyaki restaurant located in Memphis, TN that was damaged by fire, which proceeds were used to rebuild the restaurant. The Memphis, TN location re-opened in January of 2009.

During the fiscal year 2010, in connection with the resignation of Joel Schwartz, our former Director, Chairman and Chief Executive Officer, approximately $0.3 million was withdrawn from the deferred compensation plan, and we realized a loss of less than $0.1 million.

During the fiscal year ended March 29, 2009, we entered into a franchise agreement with a third-party for the operation of the Benihana Monterey location and, concurrently, entered into an agreement for the sale of the Benihana Monterey location's assets, which had collateralized a promissory note due from the previous franchisee. The proceeds from the sale of assets resulted in a partial recovery of approximately $0.4 million of the promissory note, accrued interests and costs owed by the previous franchisee.

Financing activities

We began drawing on our line of credit with Wachovia in fiscal year 2008 to fund the expansion and renovation programs. Though we expect to continue to draw on the line of credit in the near future, as a result of committed development, unless we accelerate our expansion and acquisition programs, it is anticipated that we will continue to use cash from operations to pay down outstanding borrowings during fiscal year 2011. Refer to "Financial Resources" above for a discussion of the amended terms of our line of credit agreement. During the fiscal year ended March 28, 2010, we borrowed $99.9 million under the line of credit and made $110.9 million in payments. During the fiscal year ended March 29, 2009, we borrowed $112.5 million under the line of credit and made $96.6 million in payments. During fiscal year ended March 30, 2008, we borrowed $75.8 million under the line of credit and made $58.3 million in payments.

During the fiscal year ended March 28, 2010, we entered into fourth and fifth amendments to the line of credit and incurred $0.8 million in debt issuance costs in connection with the amendments. During the fiscal year ended March 29, 2009, we entered into second and third amendments to the line of credit and incurred $0.2 million in debt issuance costs in connection with the amendments.

We paid approximately $1.0 million in dividends on the Series B preferred stock during each of the fiscal years 2010, 2009 and 2008.

During fiscal years 2010, 2009 and 2008, cash proceeds from stock option exercises were $0.6 million, less than $0.1 million and $2.6 million, respectively.

Contractual obligations and commitments

The following table summarizes contractual obligations and commitments at March 28, 2010 (in thousands):

	Total	2011	2012	2013	2014	2015	Thereafter
Operating lease obligations [1] (Note 12)	$ 189,896	$ 15,341	$ 14,950	$ 14,856	$ 14,039	$ 13,003	$ 117,707
Long-term debt[2] (Note 7)	22,410	22,410	-	-	-	-	-
Purchase commitments	19,943	19,002	523	320	98	-	-
Haru put option (Note 16)	4,100	4,100	-	-	-	-	-
Retirement, severance and consulting cash obligations [3] (Note 15)	2,107	907	412	412	376	-	-
FIN 48 obligation [4] (Note 14)	327	-	-	-	-	-	327
Outsource agreement [5] (Note 21)	8,590	1,201	1,673	1,673	1,673	1,673	697
Total	$ 247,373	$ 62,961	$ 17,558	$ 17,261	$ 16,186	$ 14,676	$ 118,731

(1) Operating lease obligations do not include certain operating expenses such as contingent rent obligations and common area maintenance. In fiscal year 2010, these charges totaled approximately $5.0 million.

(2) Borrowings under the line of credit facility as of March 28, 2010. The line of credit facility allows us to borrow up to $40.5 million through July 17, 2010, reduced to $37.5 million through January 1, 2011, and then further reduced to $32.5 million through maturity. There are no scheduled payments prior to maturity; however, we may prepay outstanding borrowings prior to that date. Estimates of future interest payments for our variable rate debt are excluded; however, using the borrowings outstanding and the corresponding 5.75% interest rate as of March 28, 2010, an estimate of annual interest payments for fiscal year 2011 would be approximately $1.3 million. Based on the amounts outstanding as of March 28, 2010, a 100 basis point change in interest rates would result in an approximate change to these estimated interest rate payments of $0.2 million.

(3) On February 9, 2009, Joel A. Schwartz resigned from his positions as Director, Chairman and Chief Executive Officer, effective February 9, 2009. In connection with his resignation, Mr. Schwartz's employment agreement with us was terminated on a without cause basis, and we entered into an agreement with Mr. Schwartz which provides for, among other things, Mr. Schwartz to provide consulting services to us for a period of five years in exchange for annual payments from us of $17,200. In accordance with his employment agreement with us, Mr. Schwartz was paid a severance payment of $0.9 million and a retirement benefit of $2.0 million beginning in fiscal year 2010. The severance payment was paid in a lump sum six months after Mr. Schwartz's resignation and the retirement benefit is to be paid in sixty equal monthly installments.

Effective as of December 18, 2009, Taka Yoshimoto resigned from his positions as Director and Executive Vice President – Operations. In connection with Mr. Yoshimoto's resignation, on December 22, 2009, we entered into an agreement with Mr. Yoshimoto which provides for, among other things, payment to Mr. Yoshimoto of $19,340 per month for twelve months commencing on January 15, 2010, and payment, on Mr. Yoshimoto's behalf, of any premiums under the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA") applicable to Mr. Yoshimoto's health insurance coverage until December 15, 2010.

Effective as of January 13, 2010, Juan C. Garcia resigned from his positions as President and Chief Administrative Officer. In connection with Mr. Garcia's resignation, on January 28, 2010, we entered into an agreement with Mr. Garcia which provides for, among other things, continuation of Mr. Garcia's basic compensation and car allowance through March 31, 2010 under the terms of his Amended and Restated Employment Agreement dated March 31, 2008, semi-monthly payments to Mr. Garcia of $11,461 beginning on the first regular pay day following March 31, 2010 and continuing through January 20, 2011, and payment, on Mr. Garcia's behalf, of any premiums under COBRA applicable to Mr. Garcia's health insurance coverage until the first regularly scheduled pay day following January 13, 2011.

Effective as of January 13, 2010, Jose I. Ortega resigned from his positions as Vice President – Finance, Chief Financial Officer and Treasurer. In connection with Mr. Ortega's resignation, on January 14, 2010, we entered into an agreement with Mr. Ortega pursuant to which Mr. Ortega will provide consulting services to us with regard to accounting, SEC filings and other financial matters for up to ninety days. During the consulting period, we will continue to pay Mr. Ortega the base compensation payable to him at the time of his resignation. Upon completion of the consulting period and execution of a general release by Mr. Ortega, we will pay Mr. Ortega semi-monthly payments of $8,333 for twelve additional months. In addition, we will make payments, on behalf of Mr. Ortega, of any premiums under COBRA applicable to the health insurance coverage of Mr. Ortega and his qualified dependents until we make our final payment under the agreement.

(4) We have $0.3 million of unrecognized tax benefits (including related interest) related to uncertain tax positions recorded as liabilities. As we are uncertain as to if or when these amounts may be settled, the related balance has been reflected in the caption "Thereafter."

(5) On June 10, 2010, we executed an Outsourcing Services Agreement (the "Agreement") with InfoSync Services, LLC ("Vendor") pursuant to which Vendor will provide to us accounting and information services described in the Agreement. The original term of the agreement is for 36 months following the start of processing date with subsequent 2 year renewal options available to us, and we have agreed that Vendor will be the exclusive provider of the services which are the subject of the Agreement.

Off-balance sheet arrangements

As of March 28, 2010, we did not have any "off-balance sheet arrangements" as that term is defined in Regulation S-K Item 303(a)(4).

The impact of inflation

The primary inflationary factors affecting our operations are labor and commodity costs. Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of operating resources, including food and other raw materials, labor and other supplies and services. Other than labor costs, we do not believe that inflation has had a material effect on sales or expenses during the last three fiscal years. Our restaurant operations are subject to federal and state minimum wage laws governing matters such as working conditions, overtime and tip credits. Significant numbers of our food service and preparation personnel are paid at rates related to the federal minimum wage and, accordingly, increases in the minimum wage have increased our labor costs in recent years. To the extent permitted by competition, we have mitigated increased costs by increasing menu prices and may continue to do so if deemed necessary in future years. To the extent that price increases cannot be passed along to our guests, those increases could impact our financial results.

Quantitative and qualitative disclosures about market risks

We are exposed to certain risks of increasing interest rates and commodity prices. The interest on our indebtedness is largely variable and is benchmarked to the prime rate in the United States or to the London interbank offering rate. We may protect ourselves from interest rate increases from time-to-time by entering into derivative agreements that fix the interest rate at predetermined levels. We have a policy not to use derivative agreements for trading purposes. We have no derivative agreements as of March 28, 2010.

We had $22.4 million of borrowings outstanding under our line of credit at March 28, 2010. Based on the amounts outstanding as of March 28, 2010, a 100 basis point change in interest rates would result in an approximate change to interest expense of approximately $0.2 million.

We purchase commodities such as chicken, beef and seafood for our restaurants. The prices of these commodities may be volatile depending upon market conditions. We do not purchase forward commodity contracts because the changes in prices for them have historically been short-term in nature and, in our view, the cost of the contracts is in excess of the benefits.

We have, however, entered into non-cancellable national supply agreements for the purchase of certain beef and seafood items, as well as produce, oils and other items used in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Seasonality of our business

We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. We divide the fiscal year into 13 four-week periods. Because of the odd number of periods, our first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides us a consistent number of operating days within each period as well as ensures that certain holidays significant to our operations occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable.

Our business is not highly seasonal although we do have more diners coming to our restaurants for special holidays such as Mother's Day, Valentine's Day and New Year's Eve. Mother's Day falls in our first fiscal quarter, New Year's Eve in the third fiscal quarter and Valentine's Day in the fourth fiscal quarter of each year.

Fiscal years 2010, 2009 and 2008 consisted of 52 weeks.

Critical accounting policies and estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities during the reported period. Actual amounts could differ from those estimates (see Note 1, Summary of Significant Accounting Policies, of the consolidated financial statements). Critical accounting policies and estimates are those that we believe are most important to portraying our financial condition and results of operations and also require the greatest amount of subjective or complex judgments. Judgments made in the application of these policies or uncertainties at the time of application may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements based on the high degree of judgment or complexity in their application.

Long-Lived Assets - We record all property and equipment at cost. Improvements are capitalized while repairs and maintenance costs are expensed as incurred. Depreciation and amortization of long-lived assets are calculated using the straight-line method over the estimated useful life of the assets or the expected lease term used for lease accounting purposes, whichever is shorter. The useful life of property and equipment and the determination as to what constitutes a capitalized cost versus a repair and maintenance expense involves judgments made by us. These judgments may produce materially different amounts of depreciation and amortization expense and repairs and maintenance expense if different assumptions were used. As discussed further below, these judgments may also impact our need to recognize an impairment charge on the carrying amount of these assets as the cash flows associated with the assets are realized, or as our expectations of estimated future cash flows change.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider a history of consistent and significant negative comparable restaurant sales, declining operating profit, or operating losses to be primary indicators of potential asset impairment, after an individual restaurant location has been operating for two years. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily at the individual restaurant level. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying restaurant. If a forecast of undiscounted future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant's long-lived assets, the carrying amount is compared to fair value. An impairment loss is measured as the amount by which the carrying amount of the restaurant's long-lived assets exceeds its fair value, and the charge is taken against results of operations. Fair value is an estimate based on a net present value model, which discounts projected free cash flows at a computed weighted average cost of capital as the discount rate. The projected free cash flows used in calculating estimated fair value involve a significant amount of judgment and include our best estimates of expected future comparable sales and operating performance for each restaurant.

The judgments we make related to the expected useful lives of long-lived assets and our ability to realize undiscounted cash flows in excess of their carrying amounts are affected by factors such as the ongoing maintenance of and improvements to the assets, changes in economic conditions, changes in operating performance of the restaurant sites and other factors. As we assess the ongoing expected cash flows and carrying amounts of our long-lived assets, significant adverse changes in these factors may cause us to realize a material impairment charge.

Valuation and Recoverability of Goodwill and Other Intangible Assets - We review the recoverability of goodwill and other long-lived intangible assets annually or more frequently if indicators of impairment exist. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. If the carrying value of the reporting unit is greater than its fair value, there is an indication that impairment may exist and the second step must be performed to measure the amount of impairment loss. The purpose of the second step is only to determine the amount of goodwill that should be recorded on the balance sheet. Goodwill is evaluated at the reporting unit level using an estimation of fair value based upon (1) an analysis of discounted cash flow projections (income approach) and (2) an analysis of cash flows of the reporting unit using market-derived earnings multiples of similar restaurant businesses that were bought and sold within a reasonable time frame to our own evaluation (market approach). The second step, if required, involves an analysis reflecting the allocation of the fair value determined in the first step (as if it was the purchase price in a business combination). If the calculated fair value of the goodwill resulting from this allocation is lower than the carrying value of the goodwill in the reporting unit, the difference is reflected as a non-cash impairment loss. The recorded amounts of other items on the balance sheet are not adjusted.

The accounting estimates related to our goodwill and other indefinite lived intangible assets require us to make significant assumptions about fair values. Our assumptions regarding fair values require significant judgment about economic factors, industry factors, as well as our outlook regarding the prospects of the reporting units. Changes in these judgments may have a material effect on the estimated fair values, and, among other things, may cause us to realize a material impairment charge.

Leases - We are obligated under various lease agreements for certain restaurant facilities, classified as operating leases. Under the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, percentage rent, as well as options for renewal for additional periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods we are reasonably assured to exercise due to the fact that we would incur an economic penalty for not doing so. Generally, the lease term commences on the date when we become legally obligated for the rent payments or as specified in the lease agreement. Recognition of rent expense begins when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of our leases. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that the sales levels will be achieved.

Leasehold improvements are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

Judgments made by us related to the probable term for each restaurant's lease affect the classification and accounting for a lease as capital or operating, the rent holidays and/or escalations in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant facility are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different lease term assumptions were used.

Self-Insurance - We are self-insured for certain losses, principally related to health and workers' compensation, and we maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid, both reported and unreported, as of the balance sheet date. We utilize estimates of expected losses, based on statistical analyses, to validate our self-insurance liability on a quarterly basis. Actual trends, including the severity or frequency of claims, may differ from our estimates, and may produce materially different amounts of reported expense.

Income Taxes - Accounting for our income taxes requires significant judgment in the calculation of our provision for income taxes and in the evaluation of our uncertain tax positions. We estimate certain components of our provision for income taxes, including, but not limited to, effective state and local income tax amounts, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. Our estimates are made based on the best available information at the time that we prepare the provision. We use the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Recognition of deferred tax assets is limited to amounts considered by us to be more likely than not of realization in future periods. Realization is dependent on generating sufficient taxable income. Although realization is not assured, we believe it is more likely than not that all of the deferred tax asset will be realized.

We usually file our income tax returns many months after our fiscal year-end. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretations of the tax laws or our application of the laws to our business (see Note 14, Income Taxes, of the consolidated financial statements).

Although we believe we have adequately reserved for our uncertain tax positions, the ultimate outcome of these tax matters may differ from our expectations. To the extent that the final tax outcome of these matters is different than the amounts recorded, the differences will impact the provision for income taxes in the period in which the determination is made.

Stock-Based Compensation – Compensation costs related to share-based payments to employees, including grants of employee and director stock options, to be recognized in the financial statements based on their fair values. The amount of compensation cost will be measured based on the fair market value on the grant date. Compensation cost is recognized over the period that an employee provides service for that award, resulting in charges to earnings. We use the Black-Scholes option pricing model in measuring fair value, which requires the input of subjective assumptions. These assumptions include the risk-free interest rate, an expectation of the dividend yield, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the volatility of our stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (forfeitures). The use of different assumptions could produce a materially different estimate of stock-based compensation fair value and, consequently, the related amount of compensation expense recognized each period.

New Accounting Standards

For a description of the new accounting standards that may affect us, see Note 1, Summary of Significant Accounting Policies, of the consolidated financial statements.

Forward looking statements

This annual report contains various "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. When used in this quarterly report and any documents incorporated by reference herein, the words "anticipate," "believe," "estimate," "may," "intend," "expect" and similar expressions identify certain of such forward-looking statements. These forward-looking statements represent our expectations or beliefs concerning future events. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein as a result of a number of factors, either individually or in combination, including changes in consumer dining preferences, the reaction of our customers and employees to the Benihana Teppanyaki Renewal Program, fluctuations in commodity prices, availability of qualified employees, changes in the general economy and the availability and cost of securing capital, industry cyclicality, and in consumer disposable income, competition within the restaurant industry, availability of suitable restaurant locations, harsh weather conditions in areas in which we and our franchisees operate restaurants or plan to build new restaurants, acceptance of our concepts in new locations, changes in governmental laws and regulations affecting labor rates, employee benefits, and franchising, ability to complete restaurant construction and renovation programs and obtain governmental permits on a reasonably timely basis, an adverse outcome in the dispute between us and the former minority stockholders of Haru Holding Corp. and other factors that we cannot presently foresee.

BENIHANA INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share information)

	March 28, 2010	March 29, 2009
Assets		
Current Assets:		
Cash and cash equivalents	$ 2,558	$ 3,891
Receivables, net	1,929	1,833
Inventories	6,902	6,529
Income tax receivable	1,327	1,304
Prepaid expenses and other current assets	2,043	2,603
Investment securities, available for sale - restricted	608	631
Deferred income tax asset, net	340	721
Total current assets	15,707	17,512
Property and equipment, net	194,261	203,299
Goodwill	6,896	18,020
Deferred income tax asset, net	9,286	9,900
Other assets, net	7,940	8,396
Total assets	$ 234,090	$ 257,127
Liabilities, Convertible Preferred Stock and Stockholders' Equity		
Current Liabilities:		
Accounts payable	$ 5,262	$ 7,027
Accrued expenses	23,617	25,821
Accrued put option liability	4,100	3,718
Borrowings under line of credit	22,410	-
Total current liabilities	55,389	36,566
Deferred obligations under operating leases	13,802	13,238
Borrowings under line of credit	-	33,351
Other long-term liabilities	1,560	1,999
Total liabilities	70,751	85,154
Commitments and Contingencies (Notes 7, 12 and 16)		
Convertible Preferred Stock - $1.00 par value; authorized - 5,000,000 shares; Series B mandatory redeemable convertible preferred stock – authorized – 800,000 shares; issued and outstanding – 800,000 shares in 2010 and 2009, respectively, with a liquidation preference of $20 million plus accrued and unpaid dividends as of March 28, 2010 (Note 8)	19,623	19,536
Stockholders' Equity:		
Common stock - $.10 par value; convertible into Class A common stock; authorized – 12,000,000 shares; issued and outstanding – 5,647,780 and 5,603,139 shares, respectively	564	560
Class A common stock - $.10 par value; authorized – 32,500,000 and 20,000,000 shares; issued and outstanding – 9,768,611 and 9,693,511 shares, respectively	977	970
Additional paid-in capital	70,589	69,479
Retained earnings	71,598	81,625
Accumulated other comprehensive loss, net of tax	(12)	(197)
Total stockholders' equity	143,716	152,437
Total liabilities, convertible preferred stock and stockholders' equity	$ 234,090	$ 257,127

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands, except per share information)

	Fiscal Year Ended		
	March 28, 2010	March 29, 2009	March 30, 2008
Revenues			
Restaurant sales	$ 311,797	$ 303,868	$ 295,190
Franchise fees and royalties	1,727	1,739	1,756
Total revenues	313,524	305,607	296,946
Costs and Expenses			
Cost of food and beverage sales	74,759	72,646	69,727
Restaurant operating expenses	201,867	188,922	178,099
Restaurant opening costs	1,045	2,165	3,440
Marketing, general and administrative expenses	31,244	30,289	28,092
Impairment charges	12,347	21,505	-
Total operating expenses	321,262	315,527	279,358
(Loss) income from operations	(7,738)	(9,920)	17,588
Interest (expense) income, net	(2,020)	(848)	270
(Loss) income before income taxes	(9,758)	(10,768)	17,858
Income tax (benefit) provision	(815)	(5,703)	5,065
Net (Loss) Income	(8,943)	(5,065)	12,793
Less: accretion of preferred stock issuance costs and preferred stock dividends	1,085	1,087	1,084
Net (loss) income attributable to common stockholders	$ (10,028)	$ (6,152)	$ 11,709
(Loss) Earnings Per Share			
Basic (loss) earnings per common share	$ (0.65)	$ (0.40)	$ 0.77
Diluted (loss) earnings per common share	$ (0.65)	$ (0.40)	$ 0.75

See accompanying notes to the consolidated financial statements.

BENIHANA INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except share information)

	Common Stock	Class A Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss, net of tax	Total Stockholders' Equity
Balance, April 1, 2007	$ 713	$ 779	$ 63,563	$ 77,427	$ -	$ 142,482
Comprehensive income:						
Net income				12,793		12,793
Net increase in unrealized loss on investment securities available for sale, net of tax					(31)	(31)
Total comprehensive income						12,762
Cumulative effect of accounting change (Note 14)				(1,355)		(1,355)
Issuance of 109,990 shares of common stock and 218,830 shares of Class A common stock from exercise of options	11	22	2,592			2,625
Issuance of 25,900 shares of restricted Class A common stock		3	(3)			-
Conversion of 1,008,118 shares of common stock into 1,008,118 shares of Class A common stock	(101)	101				-
Cash dividend paid in lieu of fractional shares on stock split				(4)		(4)
Dividends declared on Series B preferred stock				(996)		(996)
Accretion of issuance costs on Series B preferred stock				(88)		(88)
Stock-based compensation			576			576
Tax benefit from stock option exercises			1,614			1,614
Balance, March 30, 2008	623	905	68,342	87,777	(31)	157,616
Comprehensive loss:						
Net loss				(5,065)		(5,065)
Net increase in unrealized loss on investment securities available for sale, net of tax					(166)	(166)
Total comprehensive loss						(5,231)
Issuance of 5,750 shares of common stock and 11,500 shares of Class A common stock from exercise of options	1	1	76			78
Conversion of 637,575 shares of common stock into 637,575 shares of Class A common stock	(64)	64				-
Dividends declared on Series B preferred stock				(1,000)		(1,000)
Accretion of issuance costs on Series B preferred stock				(87)		(87)
Stock based compensation			1,043			1,043
Tax benefit from stock option exercises			18			18
Balance, March 29, 2009	560	970	69,479	81,625	(197)	152,437
Comprehensive loss:						
Net loss				(8,943)		(8,943)
Net decrease in unrealized loss on investment securities available for sale, net of tax					185	185
Total comprehensive loss						(8,758)
Issuance of 44,641 shares of common stock and 78,500 shares of Class A common stock from exercise of options	4	7	628			639
Forfeiture of 3,400 shares of restricted Class A common stock		-	-			-
Dividends declared on Series B preferred stock				(997)		(997)
Accretion of issuance costs on Series B preferred stock				(87)		(87)
Stock based compensation			450			450
Tax benefit from stock option exercises			32			32
Balance, March 28, 2010	$ 564	$ 977	$ 70,589	$ 71,598	$ (12)	$ 143,716

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year Ended		
	March 28, 2010	March 29, 2009	March 30, 2008
Operating Activities:			
Net (loss) income	$ (8,943)	$ (5,065)	$ 12,793
Adjustments to reconcile net (loss) income to net cash provided by operating activities, net of business acquisitions:			
Depreciation and amortization	20,403	18,761	17,347
Non-cash impairment charges	12,347	21,505	-
Deferred income taxes	865	(9,423)	2,562
Stock-based compensation	450	1,043	576
Tax benefit from stock option exercises	(32)	(18)	(1,614)
Loss on disposal of assets	30	24	869
Provision for loss on promissory note	-	-	400
Change in operating assets and liabilities that provided (used) cash:			
Receivables	(270)	931	(921)
Inventories	(373)	(52)	(748)
Prepaid expenses and other current assets	560	(567)	748
Income taxes and other long-term liabilities	(71)	2,086	(5,396)
Other assets	506	(190)	(1,762)
Accounts payable	123	237	(1,787)
Other long-term liabilities	-	1,614	-
Accrued expenses and deferred obligations under operating leases	2,013	2,964	4,690
Net cash provided by operating activities	27,608	33,850	27,757
Investing Activities:			
Expenditures for property and equipment and computer software	(17,174)	(48,821)	(55,136)
Collection of insurance proceeds	174	2,012	-
Proceeds on sale of collateral underlying Monterey promissory note	-	373	-
Proceeds from sales (purchases) of investment securities, available for sale, net	338	(94)	(21)
Cash proceeds from disposal of property and equipment	-	-	10
Collection on Sushi Doraku note	-	-	2
Net cash used in investing activities	(16,662)	(46,530)	(55,145)
Financing Activities:			
Borrowings on line of credit	99,946	112,535	75,767
Repayments on line of credit	(110,894)	(96,606)	(58,345)
Debt issuance costs	(757)	(168)	-
Stock registration costs	(245)	-	-
Dividends paid on Series B preferred stock	(1,000)	(1,004)	(1,000)
Proceeds from issuance of common and Class A common stock upon exercise of options	639	78	2,625
Tax benefit from stock option exercises	32	18	1,614
Cash dividend paid in lieu of fractional shares on stock split	-	-	(4)
Net cash (used in) provided by financing activities	(12,279)	14,853	20,657
Net (decrease) increase in cash and cash equivalents	(1,333)	2,173	(6,731)
Cash and cash equivalents, beginning of year	3,891	1,718	8,449
Cash and cash equivalents, end of year	$ 2,558	$ 3,891	$ 1,718
Supplemental Cash Flow Information			
Cash paid during the fiscal year for:			
Interest	$ 1,405	$ 801	$ 300
Income taxes	875	1,304	7,898
Noncash investing and financing activities			
Acquired property and equipment for which cash payments had not yet been made	$ 330	$ 5,867	$ 6,735
Accrued but unpaid dividends on the Series B preferred stock	238	241	245
Net decrease (increase) in unrealized loss on investment securities available for sale, net of tax	185	(166)	(31)

See accompanying notes to the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Operations - As of March 28, 2010, Benihana Inc., including our wholly-owned subsidiaries ("we," "our" or "us"), owned and operated 63 Benihana teppanyaki restaurants, 25 RA Sushi restaurants and 9 Haru restaurants. We also had 22 franchised Benihana teppanyaki restaurants as of March 28, 2010. Benihana National Corp. owns the right to operate, license and develop restaurants using the Benihana name and trademarks in the United States, Central and South America and the Caribbean islands. We also own the United States trademarks and worldwide development rights to the names "Haru" and "RA" and related trademarks.

Basis of Presentation - The consolidated financial statements include the assets, liabilities and results of operations of our wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Fiscal year - We have a 52/53-week fiscal year. Our fiscal year ends on the Sunday within the dates of March 26 through April 1. The fiscal year is divided into 13 four-week periods. Because of the odd number of periods, our first fiscal quarter consists of 4 periods totaling 16 weeks and each of the remaining three quarters consists of 3 periods totaling 12 weeks each. In the event of a 53-week year, the additional week is included in the fourth quarter of the fiscal year. This operating calendar provides us with a consistent number of operating days within each period as well as ensures that certain significant holidays occur consistently within the same fiscal quarters. Because of the differences in length of fiscal quarters, however, results of operations between the first quarter and the later quarters of a fiscal year are not comparable. Fiscal years 2010, 2009 and 2008 each consisted of 52 weeks.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("generally accepted accounting principles") requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents - We consider all highly liquid investment instruments purchased with an initial maturity of three months or less to be cash equivalents. Amounts receivable from third-party credit card processors are also considered cash equivalents because they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

Inventories - Inventories, which consist principally of restaurant operating supplies and food and beverage, are stated at the lower of cost (first-in, first-out method) or market.

Investment securities, available for sale - We maintain investments in certain publicly traded mutual funds that invest in debt and equity securities. We invest in these mutual funds to mirror and track the performance of the elections made by employees that participate in our deferred compensation plan. These investments are held in trust in accordance with the deferred compensation plan and are restricted for payment of plan expenses and benefits to the participants. These mutual fund investments are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a separate component of stockholders' equity. These investments have no stated maturities.

Accounting for the Costs of Computer Software Developed or Obtained for Internal Use - The cost of computer software obtained for internal use is capitalized and recorded in other assets and is amortized over a three-year period. Amortization of these costs totaled $0.8 million, $0.2 million and $0.4 million during fiscal years 2010, 2009 and 2008, respectively.

Accounting for Long-Lived Assets - Property and equipment are stated at cost. We capitalize all direct costs incurred to construct restaurants. Upon opening, these costs are depreciated and charged to expense based upon their useful life classification. Rent expense incurred during the construction period is not capitalized but is charged to restaurant opening costs. The amount of interest capitalized in connection with restaurant construction was less than $0.1 million in fiscal year 2010 and approximately $0.2 million each of fiscal years 2009 and 2008.

We periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. We consider a history of consistent and significant negative comparable restaurant sales, declining operating profit or operating losses to be primary indicators of potential asset impairment, after an individual restaurant location has been operating for two years. Assets are grouped and evaluated for impairment at the lowest level for which there is identifiable cash flows, primarily at the individual restaurant level. When indicators of potential impairment are present, the carrying values of the assets are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying restaurant. If a forecast of undiscounted future operating cash flows directly related to the restaurant is less than the carrying amount of the restaurant's long-lived assets, the carrying amount is compared to fair value. An impairment loss is measured as the amount by which the carrying amount of the restaurant's long-lived assets exceeds its fair value, and the charge is taken against results of operations. Fair value is an estimate based on a net present value model, which discounts projected free cash flows at a computed weighted average cost of capital as the discount rate. The projected free cash flows used in calculating estimated fair value involve a significant amount of judgment and include our best estimates of expected future comparable sales and operating performance for each restaurant.

As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, we recorded an impairment charge of $1.2 million ($0.7 million after-tax) and $9.6 million ($5.7 million after-tax) during fiscal years 2010 and 2009, respectively, related to the write-down of property and equipment to estimated fair value at certain of our restaurants.

Accounting for Goodwill and Intangibles - Goodwill consists of the cost of an acquired business in excess of the fair value of net assets acquired, using the purchase method of accounting. Goodwill and other intangible assets deemed to have indefinite lives are not amortized and are subject to annual impairment tests. Intangible assets deemed to have definite lives are amortized over their estimated useful lives.

We review goodwill and other indefinite-lived intangible assets annually for impairment or more frequently if indicators of impairment exist. The goodwill impairment test involves a two-step process. The first step is a comparison of each reporting unit's fair value to its carrying value. If the carrying value of the reporting unit is greater than its fair value, there is an indication that impairment may exist, and the second step must be performed to measure the amount of impairment loss. The purpose of the second step is only to determine the amount of goodwill that should be recorded on the balance sheet. We evaluate goodwill at the reporting unit level using an estimation of fair value based upon (1) an analysis of discounted cash flow projections (income approach) and (2) an analysis of cash flows of the reporting unit using market-derived earnings multiples of similar restaurant businesses that were bought and sold within a reasonable time frame to our own evaluation (market approach). The second step, if required, involves an analysis reflecting the allocation of fair value determined in the first step (as if it was the purchase price in a business combination). If the calculated fair value of the goodwill resulting from this allocation is lower than the carrying value of the goodwill in the reporting unit, the difference is reflected as a non-cash impairment loss. The recorded amounts of other items on the balance sheet are not adjusted.

As further discussed in Note 11, Impairment Charges, of the consolidated financial statements, during fiscal years 2010 and 2009, we recorded impairment charges of $11.1 million ($7.3 million after-tax) and $11.9 million ($7.0 million after-tax), respectively, related to the write-down of goodwill allocated to the Benihana and RA Sushi reporting units to their implied fair value as determined by step two of the goodwill impairment test.

The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite lived intangible assets and included in other assets in the accompanying consolidated balance sheets. We review premiums on liquor licenses for impairment annually or more frequently if impairment indicators exist. We performed our assessment for possible impairment during fiscal years 2010, 2009 and 2008 and no impairment charges resulted from the impairment tests.

Other intangible assets include lease acquisition costs, capitalized computer software costs and reacquired franchise rights. These intangible assets are classified as other assets, net in the accompanying consolidated balance sheets. Lease acquisition costs are amortized over the remaining life of the acquired lease. Capitalized computer software costs are amortized over three years through September 30, 2010. Reacquired franchise rights are amortized over the remaining term of purchased rights. Amortization of intangibles totaled $1.3 million, $0.6 million and $0.7 million during fiscal years 2010, 2009 and 2008, respectively.

Estimated amortization expense over the estimated remaining life of intangible assets is as follows (in thousands):

Fiscal year:		
2011	$	1,482
2012		254
2013		254
2014		254
2015		116
Thereafter		182
Total	$	2,542

Fiscal year 2011 amortization expense includes the accelerated amortization related to our accounting system as a result of our agreement to outsource certain accounting transactions. See Note 21, Subsequent Events, for further discussion.

Self-Insurance - We are self-insured for certain losses, principally related to health and workers' compensation, and we maintain stop loss coverage with third party insurers to limit our total exposure. The self-insurance liability represents an estimate of the ultimate cost of claims incurred and unpaid, both reported and unreported, as of the balance sheet date. We utilize estimates of expected losses, based on statistical analyses, to validate our self-insurance liability on a quarterly basis.

Revenue Recognition - Revenues from food and beverage sales are recognized as products are sold. We sell gift cards to guests in our restaurants and through our websites. Proceeds from the sale of gift cards are deferred until the revenue recognition criteria have been met, generally upon redemption. Gift card breakage is recorded when the likelihood of the redemption of the gift cards becomes remote, which is based on historical redemption patterns. Initial franchise fees are recorded as income when substantially all of our material obligations under the franchise agreement are satisfied, which generally coincides with the opening of the franchised restaurants. Continuing royalties, which are based upon a percentage of each franchised restaurant's gross revenues, are recognized as income when earned. Sales taxes collected from guests and remitted to governmental authorities are presented on a net basis within sales in our consolidated statements of earnings.

Accounting for Leases - Rent expense for our operating leases, which generally have escalating rentals over the term of the lease, is recorded on a straight-line basis over the lease term. Generally, the lease term commences on the date when we become legally obligated for the rent payments or as specified in the lease agreement. Recognition of rent expense begins when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of our leases. The difference between rent expense and rent paid is recorded as a deferred rent obligation and is included in the accompanying consolidated balance sheets. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that the sales levels will be achieved. Leasehold improvements are amortized on the straight-line method over the shorter of the estimated life of the asset or the same expected lease term used for lease accounting purposes. Leasehold improvements paid for by the lessor are recorded as leasehold improvements and deferred rent.

Depreciation and Amortization - Depreciation and amortization are computed by the straight-line method over the estimated useful life (buildings - 30 years; restaurant furniture, fixtures and equipment - 8 years; office equipment - 8 years; personal computers, software and related equipment - 3 years; and leasehold improvements - lesser of the expected lease term used for lease accounting purposes or their useful lives). Depreciation expense associated with property and equipment totaled $19.1 million, $18.1 million and $16.6 million for fiscal years 2010, 2009 and 2008, respectively. During fiscal years 2009 and 2008, we recognized incremental depreciation expense of $0.4 million and $2.4 million, respectively, related to our review of the estimated useful lives of assets for Benihana teppanyaki restaurants scheduled to be remodeled as part of our renovation program. No such additional expense was incurred in fiscal year 2010.

Restaurant Opening Costs - Restaurant opening costs include costs to recruit and train hourly restaurant employees, wages, travel and lodging costs for our opening training team and other support employees, costs for practice service activities and straight-line minimum base rent during the restaurant preopening period for accounting purposes. We expense restaurant opening costs as incurred.

Advertising - Advertising costs are expensed as incurred. Advertising costs were $6.9 million, $7.8 million and $7.7 million in fiscal 2010, 2009 and 2008, respectively, and are included in marketing, general and administrative expenses in the accompanying consolidated statements of earnings.

Stock-Based Compensation - Compensation costs related to share-based payments to employees, including grants of employee and director stock options, are recognized in the financial statements based on their fair values. The amount of compensation cost will be measured based on the fair market value on the grant date. Compensation cost is recognized over the period that an employee provides service for that award, resulting in charges to earnings. We use the Black-Scholes option pricing model in measuring fair value, which requires the input of subjective assumptions. These assumptions include the risk-free interest rate, an expectation of the dividend yield, estimating the length of time employees will retain their vested stock options before exercising them (expected term), the volatility of our stock price over the expected term and the number of options that will ultimately not complete their vesting requirements (forfeitures). The following summarizes assumptions used in estimating the fair value of option grants:

	Fiscal Year		
	2010	2009	2008
Risk free interest rate	3.9%	3.4% - 3.7%	3.4% - 4.6%
Expected dividend yield	-	-	-
Expected term	3 years	3 years	3 years
Expected volatility	74.6%	51.0% - 65.4%	46.4% - 48.5%

The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option. The expected dividend yield is based on our history and expectation of dividend payments. The expected term is based on the period of time the options are expected to be outstanding. The volatility factor is based on historical monthly price observations of the underlying shares over the expected term of the option as we have no reason to believe that future volatility over the expected term is likely to differ from historical volatility. Forfeitures are expected not to be significant and have not historically been significant.

Tax benefits related to equity award grants that are in excess of the tax benefits recorded on our consolidated statements of earnings are classified as a cash inflow in the financing section of the accompanying consolidated statements of cash flows.

(Loss) Earnings Per Share - Basic (loss) earnings per common share is computed by dividing net (loss) income attributable to common stockholders by the weighted average number of common shares outstanding during each period. The diluted (loss) earnings per common share computation includes dilutive common share equivalents issued under our various stock option plans and conversion rights of Series B preferred stock. The components used in the computation of basic (loss) earnings per share and diluted (loss) earnings per share for each fiscal year are shown below (in thousands):

	March 28, 2010	March 29, 2009	March 30, 2008
Net (loss) income	$ (8,943)	$ (5,065)	$ 12,793
Less: Accretion of preferred stock issuance costs and preferred stock dividends	(1,085)	(1,087)	(1,084)
(Loss) income for computation of basic (loss) earnings per share	(10,028)	(6,152)	11,709
Add: Accretion of preferred stock issuance costs and preferred stock dividends (Note 8)	-	-	1,084
(Loss) earnings for computation of diluted (loss) earnings per share	$ (10,028)	$ (6,152)	$ 12,793
Weighted average number of common shares in basic (loss) earnings per share	15,388	15,289	15,173
Effect of dilutive securities:			
Stock options and warrants	-	-	334
Convertible preferred shares	-	-	1,662
Weighted average number of common shares and dilutive potential common shares used in diluted (loss) earnings per share	15,388	15,289	17,169

Due to the net loss attributable to common shareholders for fiscal years 2010 and 2009, all potentially dilutive shares were excluded from the denominator of the earnings per share calculation as including such shares would have been anti-dilutive. Similarly, the numerator was not adjusted to add back any preferred stock issuance costs or preferred stock dividends as including such amounts would have been anti-dilutive. During fiscal years 2010, 2009 and 2008, stock options to purchase 1.0 million, 1.6 million and 0.5 million shares of common stock were excluded from the calculation of diluted earnings per share due to their anti-dilutive effect.

Convertible preferred stock shall be assumed to have been converted at the beginning of the period and the resulting common shares shall be included in the denominator of diluted EPS. In applying the if-converted method, conversion shall not be assumed for purposes of computing diluted EPS if the effect would be anti-dilutive. Convertible preferred stock is anti-dilutive whenever the amount of the dividend declared in or accumulated for the current period per common share obtainable upon conversion exceeds basic EPS. For the fiscal year 2010, the dividend declared per common share obtainable upon conversion of the Series B preferred stock of 3.2 million shares was excluded from the calculation of diluted earnings per share due to its anti-dilutive effect.

Income Taxes - We provide for federal and state income taxes currently payable as well as for those deferred because of temporary differences between reporting income and expenses for financial statement purposes versus tax purposes. We use the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to be recovered or settled. Recognition of deferred tax assets is limited to amounts considered by us to be more likely than not of realization in future periods.

A tax benefit claimed or expected to be claimed on a tax return is recorded from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement with a taxing authority.

Other Comprehensive Loss - For the fiscal years 2010, 2009 and 2008, the only component of other comprehensive loss is the net unrealized losses on our investments classified as available for sale.

Segment Reporting - Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. We have determined that our reportable segments are those that are based on our methods of internal reporting and management structure, which is based upon our restaurant concepts. Accordingly, our reportable segments are based on restaurant concept.

There were no material amounts of revenues or transfers between reportable segments. Revenues from external guests are derived principally from food and beverage sales. We do not rely on any major guests as a source of revenue. For fiscal years 2010, 2009 and 2008, franchise revenues attributed to foreign countries totaled approximately $0.4 million, $0.4 million and $0.5 million, respectively.

Recently Issued Accounting Standards - In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06 ("ASU 2010-06") which amends ASC 820. The ASU requires new disclosures regarding recurring or nonrecurring fair value measurements. Entities will be required to separately disclose significant transfers into and out of Level 1 and Level 2 measurements in the fair value hierarchy and describe the reasons for the transfers. Entities will also be required to provide information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. In addition, entities must provide fair value measurement disclosures for each class of assets and liabilities, and disclosures about the valuation techniques used in determining fair value for Level 2 or Level 3 measurements. The changes as a result of this update are effective for annual and interim reporting periods beginning after December 15, 2009, except for requirements related to Level 3 disclosures, which are effective for annual and interim periods beginning after December 15, 2010. This guidance required new disclosures only and will have no impact on our consolidated financial statements beginning in fiscal 2011.

In June 2009, the Financial Accounting Standards Board ("FASB") approved the Accounting Standards Codification ("ASC" or "the Codification") as the single source of authoritative nongovernmental GAAP. All existing accounting standard documents, such as standards issued by the FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and other related literature, excluding guidance from the Securities and Exchange Commission ("SEC"), have been superseded by the Codification. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative. The Codification did not change GAAP, but instead introduced a new structure that combines all authoritative standards into a comprehensive, topically organized online database. The Codification is effective for interim or annual periods ending after September 15, 2009, and impacts the Company's financial statements as all future references to authoritative accounting literature will be referenced in accordance with the Codification. There have been no changes to the content of our financial statements or disclosures as a result of implementing the Codification.

In June 2009, the ASB updated ASC Topic 810 ("ASC 810"), "Consolidation" (previously SFAS No. 167) which amends FASB Interpretation No. 46(R) "Consolidation of Variable Interest Entities" regarding certain guidance for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. The amendments include: (1) the elimination of the exemption for qualifying special purpose entities, (2) a new approach for determining who should consolidate a variable-interest entity, and (3) changes to when it is necessary to reassess who should consolidate a variable-interest entity. The guidance is effective for the first annual reporting period beginning after November 15, 2009, with earlier adoption prohibited. We do not expect the adoption of the provisions of ASC 810 to materially impact our financial statements beginning in fiscal year 2011.

In May 2009, the FASB updated ASC Topic 855, "Subsequent Events" ("ASC 855") (formerly referenced SFAS No. 165, "Subsequent Events"). ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. ASC 855 is effective for interim and annual periods ending after June 15, 2009. Our adoption of ASC 855 on March 30, 2009 did not result in significant changes in the subsequent events that we report, either through recognition or disclosure, in our consolidated financial statements.

In April 2009, the FASB issued ASC Topic 320, "Investments – Debt and Equity Securities" ("ASC 320") (formerly referenced as FASB Staff Position ("FSP") FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments"). This statement improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements but does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Our adoption of ASC 320 on March 30, 2009 did not have a material impact on our consolidated financial statements.

In April 2009, the FASB issued ASC Topic 825, "Financial Instruments" ("ASC 825") (formerly referenced as FSP FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments"). ASC 825 requires disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. Our adoption of ASC 825 on March 30, 2009 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB issued ASC Topic 805, "Business Combinations" (formerly referenced as SFAS No. 141R, "Business Combinations"). ASC 805 establishes the principles and requirements on how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, liabilities assumed and any non-controlling interest in the acquiree as well as the recognition and measurement of goodwill acquired in a business combination. ASC 805 also requires certain disclosures to enable users of the financial statements to evaluate the nature and financial effects of the business combination. Acquisition costs associated with the business combination will generally be expensed as incurred. ASC 805 is effective for business combinations occurring after March 30, 2009. Acquisitions, if any, after the effective date will be accounted for in accordance with ASC 805.

In September 2006, the FASB issued ASC Topic 820, "Fair Value Measurements and Disclosures" ("ASC 820") (previously referenced as SFAS No. 157, "Fair Value Measurements"). ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements but does not change existing guidance as to whether or not an instrument is carried at fair value. Our adoption of the provisions of ASC 820 on March 31, 2008 with respect to financial assets and liabilities measured at fair value did not have a material impact on our fair value measurements on our condensed consolidated financial statements. Our adoption of the provisions of ASC 820 on March 30, 2009, with respect to nonfinancial assets and liabilities, including (but not limited to) the valuation of our reporting units for the purpose of assessing goodwill impairment and the valuation of property and equipment when assessing long-lived asset impairment, did not have a material impact on how we estimated our fair value measurements but did result in increased disclosures about fair value measurements in our consolidated financial statements.

2. INVENTORIES

Inventories consist of (in thousands):

	March 28, 2010	March 29, 2009
Food and beverage	$ 2,794	$ 2,785
Supplies	4,108	3,744
	$ 6,902	$ 6,529

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate fair value due to the short-term nature of the items as of March 28, 2010 and March 29, 2009. The carrying amounts of our debt at March 28, 2010 and March 29, 2009 approximate fair value due to the variable rates associated with the debt instrument. During fiscal year 2010, we amended our line of credit agreement (refer to Note 7, Long-term Debt) and believe the carrying value of our debt as of March 28, 1010 approximates fair value.

As of March 28, 2010 and March 29, 2009, we had certain publicly traded mutual funds that invest in debt and equity securities that are required to be measured at fair value on a recurring basis. We invest in these mutual funds to mirror and track the performance of the elections made by employees that participate in our deferred compensation plan. These mutual fund investments are classified as available for sale and are carried at fair value with unrealized gains and losses reflected as a separate component of stockholders' equity. We determined the fair value of our investment securities available for sale using quoted market prices (Level 1 in the fair value hierarchy).

The following table discloses, as of March 29, 2009, our available for sale investment securities that have been in a continuous unrealized net loss position for less than 12 months and those that have been in a continuous unrealized net loss position for 12 or more (in thousands). There were no significant available for sale investment securities in a net loss position as of March 28, 2010.

	12 months or greater			less than 12 months		
	March 29, 2009			March 29, 2009		
	Cost	Fair value	Unrealized loss	Cost	Fair value	Unrealized loss
Equity securities	$ 860	$ 543	$ (317)	$ -	$ -	$ -
Fixed income securities	64	48	(16)	-	-	-
	$ 924	$ 591	$ (333)	$ -	$ -	$ -

We periodically evaluate unrealized losses in our available for sale investment securities for other-than-temporary impairment using both qualitative and quantitative criteria and, as of March 28, 2010 and March 29, 2009, determined that there was no material other-than-temporary impairment.

Disclosures for nonfinancial assets and liabilities that are measured at fair value, but are recognized and disclosed at fair value on a nonrecurring basis, were required prospectively beginning March 30, 2009. Fair value measurements of nonfinancial assets and nonfinancial liabilities are primarily used in the valuation of our reporting units for the purpose of assessing goodwill impairment and the valuation of property and equipment when assessing long-lived asset impairment.

During the year ended March 28, 2010, in connection with the valuation of our reporting units for the purpose of assessing goodwill impairment and the valuation of property and equipment when assessing long-lived asset impairment, we recorded impairment charges totaling $12.3 million to write down the Benihana teppanyaki reporting unit's goodwill and certain restaurants' property and equipment to fair value using unobservable inputs (level 3 measurements). Refer to Note 11, Impairment Charges, for the reasons for the measurements, description of the inputs and information used to develop the inputs.

4. PROPERTY AND EQUIPMENT

Property and equipment, net consists of (in thousands):

	March 28, 2010	March 29, 2009
Land	$ 14,414	$ 14,414
Buildings	41,487	40,764
Leasehold improvements	188,432	175,185
Restaurant furniture, fixtures and equipment	51,836	46,937
	296,169	277,300
Less: Accumulated depreciation and amortization	102,836	84,655
	193,333	192,645
Construction in progress	928	10,654
	$ 194,261	$ 203,299

During fiscal year 2008, the Benihana teppanyaki restaurant in Memphis, TN was destroyed by fire, and we wrote off the net book value of damaged property and recorded an insurance receivable for those assets. During fiscal year 2009, we received $2.0 million in insurance proceeds, which were used to rebuild the restaurant.

5. OTHER ASSETS

Other assets, net consist of (in thousands):

	March 28, 2010	March 29, 2009
Security deposits	$ 2,444	$ 3,048
Premium on liquor licenses	1,983	1,983
Capitalized computer software, net of accumulated amortization of $838 and $177, respectively	1,222	1,503
Lease acquisition costs, net of accumulated amortization of $1,619 and $1,440, respectively	762	941
Reacquired franchise rights, net of accumulated amortization of $265 and $193, respectively	558	632
Other, net of accumulated amortization of $2,354 and $1,947 , respectively	971	289
	$ 7,940	$ 8,396

6. ACCRUED EXPENSES

Accrued expenses consist of (in thousands):

	March 28, 2010	March 29, 2009
Accrued payroll, incentive compensation and related taxes	$ 6,395	$ 5,211
Accrued capital expenditures	308	3,957
Unredeemed gift cards and certificates	3,359	3,329
Accrued workers compensation claims	3,193	2,366
Sales taxes payable	1,767	1,613
Accrued retirement and severance obligation	820	1,317
Accrued percentage rent	1,590	1,114
Other accrued liabilities	6,185	6,914
	$ 23,617	$ 25,821

7. LONG-TERM DEBT

As of March 28, 2010, we were allowed to borrow up to $40.5 million through July 17, 2010 from Wachovia Bank, National Association ("Wachovia") under the terms of an agreement entered into on our line of credit agreement, as amended. While providing for working capital, capital expenditures and general corporate purposes, the amended line of credit agreement requires that we maintain certain financial ratios and profitability amounts and restricts the payment of cash dividends as well as the use of proceeds to purchase our stock and is secured by the assets of Benihana Inc. (including first mortgages on all real estate owned by the Company). On July 18, 2010, the last day of the first quarter of fiscal year 2011, the amount available to borrow will be reduced to $37.5 million through January 1, 2011. On January 2, 2011, the last day of the third quarter of fiscal year 2011, the amount available to borrow will be further reduced to $32.5 million through maturity. The amount we can borrow will be further reduced by 25% of any net cash proceeds we may receive in connection with any sale of our equity securities. The amended line of credit provides for a commitment fee of 0.25% on the unused portion of the loan commitment and interest rates payable at 4.75% above the applicable LIBOR rate with a LIBOR floor of 1.0%. The amended line of credit provides for a minimum fixed charge coverage ratio of 1.10:1.00 through the first quarter of fiscal year 2011 and a minimum of 1.35:1.00 thereafter, and a maximum leverage ratio of 5.00:1.00 through the end of the first quarter of fiscal year 2011 and 4.50:1.00 by the end of the second quarter of fiscal year 2011 through, and including, the third quarter of fiscal year 2011.

At March 28, 2010, we had $22.4 million outstanding under the terms of the amended line of credit at an interest rate of 5.75%, all of which will become due on March 15, 2011. We have no agreement with Wachovia to extend or renew the line beyond maturity. There are no scheduled payments prior to scheduled maturity; however, we may prepay outstanding borrowings prior to that date. The amount available to be borrowed under the amended line of credit is reduced on a dollar-for-dollar basis by the cumulative amount of any outstanding letters of credit, which totaled $1.0 million at March 28, 2010, and as of that date, we had available $17.1 million for borrowing. As of March 28, 2010, we were in compliance with the financial covenants of the amended line of credit agreement with Wachovia.

8. CONVERTIBLE PREFERRED STOCK

On July 1, 2004, we received net proceeds of $9.3 million, after transaction costs, representing the funding of the first $10.0 million tranche of the sale of $20.0 million aggregate principal amount of Series B Convertible Preferred Stock ("Series B preferred stock") to BFC Financial Corporation ("BFC"). In connection with the first tranche, we issued and sold 0.4 million shares of our Series B preferred stock. On August 4, 2005, we completed the second and final tranche consisting of $10.0 million aggregate principal amount of our Series B preferred stock sold to BFC. In connection with the second tranche, we issued and sold 0.4 million shares of our Series B preferred stock. We received net proceeds of $9.9 million, after transaction costs, from the sale. John E. Abdo, a director, is also a director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. Alan B. Levan, who became a director after the end of fiscal year 2009, is Chairman, Chief Executive Officer and President, as well as a significant shareholder, of BFC.

The 0.8 million shares of Series B preferred stock outstanding at March 28, 2010 are convertible into an aggregate 1.6 million shares of common stock and has a liquidation preference of $20.0 million, or $25.00 per share, (subject to anti-dilution provisions) plus accrued and unpaid dividends. The Series B preferred stock is convertible into our common stock at a conversion price of approximately $12.67 per share (as adjusted, to reflect the three-for-two stock split) that equates to 1.97 shares of common stock for each share of Series B preferred stock (subject to anti-dilution provisions). The Series B preferred stock carries a dividend at the annual rate of $1.25 per share (or 5% of the purchase price) payable in cash or additional Series B preferred stock, and votes on an "as if converted" basis together with the common stockholders on all matters put to a vote of the holders of common stock. In addition, under certain circumstances, the approval of a majority of the Series B preferred stock is required for certain events outside the ordinary course of business, principally acquisitions or disposition of assets having a value in excess of 25% of our total consolidated assets.

We pay quarterly dividends on the Series B preferred stock, and at March 28, 2010, accrued but unpaid dividends totaled $0.2 million, or $0.30 per share, of the Series B preferred stock.

Since the Series B preferred stock is convertible into common stock at a conversion price of approximately $12.67 per share (as adjusted to reflect the three-for-two stock split) and the common stock was trading at approximately $13.33 per share (as adjusted to reflect the three-for-two stock split) on August 4, 2005 when the second tranche was completed, a deemed dividend was recognized on the beneficial conversion feature, in connection with the second tranche, totaling $0.5 million. The deemed dividend will not result in any cash payments to the holders of the Series B preferred stock.

We are obligated to redeem the Series B preferred stock at its original issue price on July 2, 2014, which date may be extended by the holders of a majority of the then-outstanding shares of Series B preferred stock to a date no later than July 2, 2024. We may pay the redemption in cash or, at our option, in shares of common stock valued at then-current market prices unless the aggregate market value of our common stock and any other common equity is below $75.0 million. In addition, the Series B preferred stock may, at our option, be redeemed in cash at any time beginning three years from the date of issue if the volume-weighted average price of the common stock exceeds approximately $25.33 per share (as adjusted to reflect the three-for-two stock split) for sixty consecutive trading days.

Pursuant to the agreement under which BFC purchased the Series B preferred stock, BFC is entitled to elect one individual to our board of directors but has waived such right so long as either John E. Abdo or Alan B. Levan have been otherwise elected to our board. Additionally, in the event that dividends are not paid for two consecutive quarters, BFC is entitled to elect one additional director but has waived such right so long as both John E. Abdo and Alan B. Levan have been otherwise elected to our board.

The conversion option of the Series B preferred stock is not a derivative liability that must be fair valued.

9. STOCKHOLDERS' EQUITY

Common and Class A Common Stock – Our common stock is convertible into Class A common stock on a one-for-one basis. The Class A common stock is identical to the common stock except that it gives the holder one-tenth (1/10) vote per share, voting together with our common stock as a single class on all matters except the election of directors. For election of directors, the Class A common stockholders vote as a class to elect 25% of the members of the board of directors.

On November 24, 2009, we filed a Registration Statement on Form S-3 under the Securities Act of 1933. The Registration Statement on Form S-3 covers the sale of an indeterminate amount of our Class A common stock, common stock, preferred stock, debt securities and subscription rights for an aggregate initial offering price totaling approximately $30.0 million.

On February 23, 2010, our shareholders approved Agreement and Plan of Merger by and between Benihana Inc. and its wholly-owned subsidiary BHI Mergersub, Inc., pursuant to which such subsidiary would merge with and into the Company. The sole purpose of this transaction was to effect an amendment to our certificate of incorporation to increase the number of shares of Class A common stock which we are authorized to issue by 12,500,000. Our certificate of incorporation was amended to reflect the share increase. No determination has been made to offer any securities nor has any determination been made as to the specific uses of proceeds if such securities were to be offered and sold.

Stock Rights – We have a shareholder rights plan, as amended on January 31, 2007 and May 18, 2007, under which a preferred share purchase right is represented by outstanding shares of our common stock and Class A common stock. The preferred share purchase rights operate to create substantial dilution to a potential acquirer who seeks to make an acquisition, the terms of which our board of directors believes is inadequate or structured in a coercive manner.

The preferred share purchase rights become exercisable on the tenth day (or a later date as the board of directors may determine) after public announcement that a person or a group (subject to certain exceptions) has acquired 20% or more of the outstanding common stock or an announcement of a tender offer that would result in beneficial ownership by a person or a group of 20% or more of the common stock.

10. RESTAURANT OPERATING EXPENSES

Restaurant operating expenses are those costs that are directly attributed to the operation of individual restaurant locations and consist of (in thousands):

	Fiscal Year Ended		
	March 28, 2010	March 29, 2009	March 30, 2008
Labor and related costs	$ 107,798	$ 104,174	$ 100,655
Occupancy costs	20,944	19,727	17,620
Depreciation and amortization	19,088	18,121	16,595
Utilities	9,276	9,293	7,926
Restaurant supplies	8,549	7,339	6,841
Credit card discounts	6,001	5,787	5,592
Other restaurant operating expenses	30,211	24,481	22,870
Total restaurant operating expenses	$ 201,867	$ 188,922	$ 178,099

11. IMPAIRMENT CHARGES

As discussed in Note 1, Summary of Significant Accounting Policies, we periodically assess the potential impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. As a result of a prolonged economic downturn and its resulting impact on our expectation of future cash flows, we determined that a change in circumstances had occurred and the carrying value of certain of our property and equipment may not be recoverable. During fiscal year 2009, the results of our analysis indicated that the property and equipment were impaired at five restaurants: Benihana Tucson, RA Sushi Corona, RA Sushi Glenview, RA Sushi Palm Beach Gardens and Haru Philadelphia. Accordingly, we recognized an impairment charge of $9.6 million ($5.7 million after-tax) to write-down the restaurants' property and equipment to estimated fair value. During fiscal year 2010, our analysis resulted in an additional write-down of property and equipment of $1.2 million ($0.7 million after tax) at our Benihana Tucson, RA Sushi Palm Beach Gardens and Haru Philadelphia locations, all of which is classified as impairment charges in the accompanying consolidated statement of earnings.

Additionally, as discussed in Note 1, Summary of Significant Accounting Policies, we review goodwill and other indefinite-lived intangible assets annually for impairment, or more frequently if indicators of impairment exist. Based on the results of step one of the fiscal year 2010 impairment test, the Haru reporting unit's estimated fair value exceeded its carrying value; therefore, no impairment charges to goodwill for this reporting unit was recognized. Based on the results of step one of the impairment test, the Benihana reporting unit's estimated fair value did not exceed its carrying value, which required us to perform the second step of the goodwill impairment test. The second step of the goodwill impairment test indicated that all of the goodwill allocated to the Benihana reporting unit was impaired primarily due to depressed economic and industry factors at the valuation date and the step two purchase price allocations where a considerable amount of the Benihana reporting unit's fair value was allocated to the Benihana trade name. Therefore, during fiscal year 2010, we recorded a non-cash goodwill impairment charge of $11.1 million ($7.3 million after-tax) to fully impair our Benihana reporting unit. During fiscal year 2009 and based upon the results of our analysis, our RA Sushi reporting unit was fully-impaired resulting in the recognition of a non-cash goodwill impairment charge of $11.9 million ($7.0 million after-tax), all of which is classified as impairment charges in the accompanying consolidated statement of earnings. No impairment charge was recorded in fiscal year 2008.

The following table reflects the changes in the carrying amount of goodwill by concept for fiscal years 2009 and 2010:

	Teppanyaki	RA Sushi	Haru	Total
Balance as of March 30, 2008				
Goodwill	$ 11,124	$ 11,880	$ 6,896	$ 29,900
Accumulated impairment charges	-	-	-	-
Goodwill, net	11,124	11,880	6,896	29,900
Fiscal year 2009 changes:				
Impairment charge	-	(11,880)	-	(11,880)
Balance as of March 29, 2009				
Goodwill	11,124	11,880	6,896	29,900
Accumulated impairment charges	-	(11,880)	-	(11,880)
Goodwill, net	11,124	-	6,896	18,020
Fiscal year 2010 changes:				
Impairment charge	(11,124)	-	-	(11,124)
Balance as of March 28, 2010				
Goodwill	11,124	11,880	6,896	29,900
Accumulated impairment charges	(11,124)	(11,880)	-	(23,004)
Goodwill, net	$ -	$ -	$ 6,896	$ 6,896

We will continue to monitor events in future periods to determine if additional impairment testing is warranted.

12. LEASES

We generally operate our restaurants in leased premises. We are obligated under various lease agreements for certain restaurant facilities and our corporate office, which are classified as operating leases. The typical restaurant premises lease is for a term of between 10 to 25 years with renewal options ranging from 5 to 20 years. The leases generally provide for the obligation to pay property taxes, utilities and various other use and occupancy costs. We are also obligated under various leases for office space.

Under the provisions of certain of our leases, there are rent holidays and/or escalations in payments over the base lease term, percentage rent, as well as options for renewal for additional periods. The effects of the rent holidays and escalations have been reflected in rent expense on a straight-line basis over the expected lease term, which includes option periods we are reasonably assured to exercise due to the fact that we would incur an economic penalty for not doing so. Generally, the lease term commences on the date when we become legally obligated for the rent payments or as specified in the lease agreement. Recognition of rent expense begins when we have the right to control the use of the leased property, which is typically before rent payments are due under the terms of most of our leases. Percentage rent expense is generally based upon sales levels and is accrued at the point in time we determine that it is probable that the sales levels will be achieved.

Minimum payments under lease commitments are as follows (in thousands):

	Operating Leases
Fiscal year:	
2011	$ 15,341
2012	14,950
2013	14,856
2014	14,039
2015	13,003
Thereafter	117,707
Total minimum lease payments	$ 189,896

Rent expense consists of (in thousands):

	Fiscal Year Ended		
	March 28, 2010	March 29, 2009	March 30, 2008
Minimum rentals	$ 16,411	$ 15,404	$ 13,489
Contingent rentals	3,267	3,211	3,401
	$ 19,678	$ 18,615	$ 16,890

13. STOCK-BASED COMPENSATION

On November 2, 2007, our shareholders approved the 2007 Equity Incentive Plan. As of that date, all future awards are granted under the 2007 Equity Incentive Plan. Therefore, we no longer grant options under any of our previously approved plans, including: the 2003 Directors' Stock Option Plan, 2000 Employees Class A Stock Option Plan, 1997 Employees Class A Stock Option Plan and Amended and Restated Directors' Stock Option Plan (together, the "prior option plans"). All outstanding options issued under the prior option plans will not be affected and will continue to be outstanding in accordance with their terms and the terms of the prior option plans pursuant to which they were issued. On August 20, 2009, our shareholders approved an amendment to the 2007 Equity Incentive Plan, which (i) increased the number of authorized shares of our Class A common stock available for issuance under the equity plan by 2,000,000 shares to an aggregate of 2,750,000 shares, (ii) increased the number of shares which may be issued under the equity plan upon the exercise of incentive stock options by 1,450,000 shares to an aggregate of 2,000,000 shares and (iii) increased the maximum number of shares for which an employee of the Company may be granted equity awards under the equity plan during any calendar year by 550,000 shares to 750,000 shares. As of March 28, 2010, of these amounts, we have granted 22,500 shares of restricted Class A common stock, net of forfeitures, and options to purchase 431,466 shares of Class A common stock, net of cancellations, leaving 2,296,034 shares available for future grants.

The purpose of the 2007 Equity Incentive Plan is to enable us to attract, retain and motivate key employees and non-employee directors by providing them equity participation. The plan provides for incentive stock options ("ISO's") under Section 422 of the Internal Revenue Code of 1986, as amended, and for options which are not ISO's, stock appreciation rights (SARs), stock grants and stock equivalent units. Options, SARs and stock equivalent units granted under the employee plans may not have terms exceeding ten years (in the case of optionees holding 10% or more of the combined voting rights of our securities, ISO's may not have terms exceeding five years) and may not provide for an option exercise price of less than 100% of the fair market value of the our Class A common stock on the day of the grant (110% of the fair market value in the case of optionees holding 10% or more of the combined voting rights of our securities). With regard to each option grant, the option first vests with respect to one-third on the first anniversary of the grant of the option, one-third on the second anniversary of the grant of the option and as to the balance of the shares on the third anniversary of the option. With regard to each restricted stock grant, the grant is subject to a risk of forfeiture which first lapses with respect to approximately one-third on the first anniversary of the grant, approximately one-third on the second anniversary of the grant and the balance of the shares on the third anniversary of the grant.

Under the 2007 Equity Incentive Plan, options to purchase 10,000 shares of Class A common stock are automatically granted to each of our non-employee directors on the date of our annual meeting of stockholders and are exercisable ratably as to one-third of the shares on the date which is six months after the date of grant, one-third of the shares on the first anniversary of the grant of the option and as to the balance of the shares on the second anniversary of grant of the option.

We recorded $0.5 million ($0.3 million after-tax), $1.0 million ($0.6 million after-tax) and $0.6 million ($0.4 million after-tax) in stock compensation expense, included in marketing, general and administrative expenses in the accompanying consolidated statement of earnings, during the fiscal years 2010, 2009 and 2008, respectively. As further discussed in Note 15, Resignation of Former Directors and Executives, Joel A. Schwartz resigned from his positions as Director, Chairman and Chief Executive Officer, effective February 9, 2009. In connection with Mr. Schwartz's resignation, all stock options and restricted stock granted to Mr. Schwartz under the 2007 Equity Incentive Plan were modified to accelerate vesting as of February 9, 2009. Included in the tables below are 69,600 stock options and 11,600 restricted stock awards where vesting was accelerated in connection with Mr. Schwartz's resignation. The total incremental compensation cost recognized during fiscal year 2009 resulting from this modification was $0.3 million.

Stock Options - Stock option transactions under the above plans for the fiscal years 2008, 2009 and 2010 are as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
		(per share)	(in years)	(in thousands)
Outstanding at April 1, 2007	1,560,922	$ 9.21		
Granted	313,400	11.69		
Canceled/Expired	(16,164)	17.79		
Exercised	(328,820)	7.99		
Outstanding at March 30, 2008	1,529,338	9.90		
Granted	100,000	4.36		
Canceled/Expired	(1,725)	7.84		
Exercised	(17,250)	4.43		
Outstanding at March 29, 2009	1,610,363	9.61		
Granted	60,000	6.33		
Canceled/Expired	(593,509)	9.42		
Exercised	(123,141)	5.20		
Outstanding at March 28, 2010	953,713	$ 10.10	4.22	$ 208
Exercisable at March 28, 2010	827,424	$ 10.48	4.79	$ 148

During fiscal years 2010 and 2009, options to purchase 60,000 and 100,000 of Class A common stock were granted, respectively. Refer to Note 1, Summary of Significant Accounting Policies, for assumptions used in estimating the fair value of these option grants. We expect options to purchase 0.1 million shares to vest during fiscal year 2011. The weighted average grant date fair value of options granted during fiscal years 2010, 2009 and 2008 was $3.48, $1.79 and $4.27, respectively.

	Options Outstanding			Options Exercisable	
Ranges of exercise prices:	Number	Weighted-Average Remaining Contractual Life	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$0.00 - $2.61	57,000	8.7	$ 2.61	38,000	$ 2.61
4.96 - 6.33	96,484	1.3	5.84	56,484	5.49
7.36 - 9.01	319,513	2.5	8.02	299,513	7.99
10.00 - 11.22	270,716	4.5	10.50	223,427	10.53
14.91 - 16.36	135,000	6.6	15.56	135,000	15.56
18.81 - 18.84	75,000	6.8	18.82	75,000	18.82
	953,713	4.22	$ 10.10	827,424	$ 10.48

The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. For fiscal years 2010, 2009 and 2008, the total intrinsic value of stock options exercised was $0.1 million, less than $0.1 million and $4.0 million, respectively. Upon the exercise of stock options, shares are issued from new issuances of stock. The tax benefit realized for tax deductions from stock options during the fiscal years ended 2010, 2009 and 2008 totaled less than $0.1 million, less than $0.1 million and $1.6 million, respectively. As of March 28, 2010, total unrecognized compensation cost related to nonvested stock options totaled $0.3 million and is expected to be recognized over approximately 1.5 years. The total fair value of shares vested during fiscal year 2010 was $0.5 million.

Restricted Stock - Restricted stock transactions under the 2007 Equity Incentive Plan are as follows:

	Shares	Weighted Average Grant Date Fair Value (per share)
Nonvested at April 1, 2007	-	$ -
Granted	25,900	10.35
Nonvested at March 30, 2008	25,900	10.35
Granted	-	-
Forfeited	-	-
Vested	(16,367)	10.35
Nonvested at March 29, 2009	9,533	10.35
Granted	-	-
Forfeited	(3,400)	10.35
Vested	(3,065)	10.35
Nonvested at March 28, 2010	3,068	$ 10.35

No restricted stock was granted prior to March 2008 or under any of our prior option plans. The aggregate intrinsic value of vested restricted stock awards as of March 28, 2010 and March 29, 2009 was $0.1 million and less than $0.1 million. As of March 28, 2010, there was less than $0.1 million of unrecognized compensation cost related to restricted stock grants, which is expected to be recognized over approximately 1 year.

14. INCOME TAXES

Deferred tax assets and liabilities reflect the tax effect of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts of these assets and liabilities as measured by income tax law. The income tax effects of temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

	March 28, 2010	March 29, 2009
Deferred tax assets:		
Straight-line rent expense	$ 5,426	$ 4,892
Goodwill	1,904	2,343
Gift certificate liability	1,344	1,362
Amortization of gain	614	667
Employee benefit accruals	4,259	2,410
Workers compensation	1,073	550
Other	22	30
	14,642	12,254
Deferred tax liabilities:		
Property and equipment	3,940	796
Inventories	1,083	974
	5,023	1,770
	9,619	10,484
Available for sale investment securities	7	137
Net deferred tax asset	$ 9,626	$ 10,621

A valuation allowance is recognized to reduce deferred tax assets to the amounts that are more likely than not to be realized. Realization is dependent on generating sufficient taxable income. Although realization is not assured, we believe it is more likely than not that all of the deferred tax asset will be realized.

Net deferred tax asset consists of (in thousands):

	March 28, 2010	March 29, 2009
Current asset	$ 340	$ 721
Long-term asset	9,286	9,900
	$ 9,626	$ 10,621

The income tax (benefit) provision consists of (in thousands):

	Fiscal Year Ended		
	March 28, 2010	March 29, 2009	March 30, 2008
Current tax expense:			
Federal	$ (1,774)	$ 2,382	$ 1,581
State	94	1,338	922
Deferred tax (benefit) expense:			
Federal and State	865	(9,423)	2,562
Income tax (benefit) provision	$ (815)	$ (5,703)	$ 5,065

The income tax provision differed from the amount computed at the statutory rate as follows (in thousands):

	Fiscal Year Ended		
	March 28, 2010	March 29, 2009	March 30, 2008
Federal income tax provision at statutory rate of 34% in fiscal year 2010 and 35% in fiscal years 2009 and 2008	$ (3,318)	$ (3,769)	$ 6,250
State income taxes, net of federal benefit	216	(492)	968
Tax credits, net	(1,635)	(1,477)	(1,437)
Tax benefit recognized for uncertain tax positions	(96)	(321)	(824)
Goodwill impairment	3,782	-	-
Change in tax rate	233		
Other	3	356	108
Income tax (benefit) provision	$ (815)	$ (5,703)	$ 5,065
Effective income tax rate	8.4%	53.0%	28.4%

We file income tax returns that are periodically audited by various federal and state jurisdictions. With few exceptions, we are no longer subject to federal and state income tax examinations for years prior to fiscal year 2007.

As of March 28, 2010, we had $0.3 million of unrecognized tax benefits related to uncertain tax positions, all of which would impact the tax rate, if recognized. Of the total unrecognized tax benefits at March 28, 2010, we believe it is reasonably possible that this amount could be reduced by $0.1 million in the next twelve months due the expiration of statute of limitations. As of March 29, 2009, we had $0.4 million of unrecognized tax benefits.

The unrecognized tax benefits and related interest and penalties are generally classified as other long term liabilities in the accompanying consolidated balance sheets. A reconciliation of beginning and ending unrecognized tax benefits, exclusive of related interest and penalties, is as follows (in thousands):

Unrecognized tax benefits, April 2, 2007	$ 3,308
Gross decreases - prior period tax positions	(2,725)
Gross increases - prior period tax positions	76
Unrecognized tax benefits, March 30, 2008	659
Gross decreases - prior period tax positions	(370)
Gross increases - prior period tax positions	83
Unrecognized tax benefits, March 29, 2009	372
Gross decreases - prior period tax positions	(112)
Gross increases - prior period tax positions	40
Unrecognized tax benefits, March 28, 2010	$ 300

We recognize interest and penalties related to unrecognized tax benefits within income tax expense in the accompanying consolidated statements of earnings. As of March 28, 2010, we had less than $0.1 million accrued for the payment of interest and no amount accrued for the payment of penalties related to unrecognized tax benefits. During fiscal year 2010, we reduced the related interest associated with unrecognized tax benefits by less than $0.1 million. As of March 29, 2009, we had less than $0.1 million accrued for the payment of interest and no amount accrued for the payment of penalties related to unrecognized tax benefits. During fiscal year 2009, we reduced the related interest associated with unrecognized tax benefits by approximately $0.2 million.

15. RESIGNATION OF FORMER DIRECTORS AND EXECUTIVES

During the fourth quarter of fiscal year 2009, Joel A. Schwartz resigned from his positions as Director, Chairman and Chief Executive Officer, effective February 9, 2009.

In connection with Mr. Schwartz's resignation, we entered into an agreement with Mr. Schwartz to provide consulting services for a period of five years for annual payments of $17,200. The agreement also provides for the accelerated vesting of all stock options and restricted stock granted to Mr. Schwartz under our 2007 Equity Incentive Plan.

Mr. Schwartz's employment agreement with us, dated March 17, 2008, was terminated on a without cause basis on February 9, 2009. As a result, during fiscal year 2009, we recognized a $3.2 million charge comprised primarily of severance and retirement cash obligations totaling $2.9 million as well as additional compensation expense related to the acceleration of Mr. Schwartz's stock options and restricted stock grants under the 2007 Equity Incentive Plan totaling $0.3 million. In accordance with Mr. Schwartz's employment agreement, he was paid a lump sum severance payment of $0.9 million six months after his resignation and a retirement benefit of $2.0 million to be paid in sixty equal monthly installments where the first six installments shall not be paid until six months after his resignation. Of the amount due to Mr. Schwartz as of March 28, 2010, $0.4 million is classified as short-term within accrued expenses and the remaining $1.2 million is classified as long-term within other long-term liabilities in the accompanying consolidated balance sheet. Additionally, as provided under his employment agreement, for a period of three years following his resignation, we will provide Mr. Schwartz with continued group medical and dental insurance coverage or payments in lieu thereof.

On February 9, 2009, our board of directors approved the election of Richard C. Stockinger to Chief Executive Officer. Mr. Stockinger has served as a member of our board since November 2007.

On February 9, 2009, our board of directors elected Darwin C. Dornbush to serve as a Class III member of the board and as Chairman of the Board, and on August 20, 2009, our shareholders elected Mr. Dornbush to serve as a Class III member of the board for a one year term. Mr. Dornbush, a member of the board from 1995 until 2005, is a partner in Dornbush Schaeffer Strongin & Venaglia, LLP, a law firm.

Effective as of December 18, 2009, Taka Yoshimoto resigned from his positions as Director and Executive Vice President – Operations. In connection with Mr. Yoshimoto's resignation, on December 22, 2009, we entered into an agreement with Mr. Yoshimoto which provides for, among other things, payment to Mr. Yoshimoto of $19,340 per month for twelve months commencing on January 15, 2010, and payment, on Mr. Yoshimoto's behalf, of any premiums under the Consolidated Omnibus Budget Reconciliation Act of 1986 ("COBRA") applicable to Mr. Yoshimoto's health insurance coverage until December 15, 2010. In consideration for such payments, Mr. Yoshimoto agreed, among other things, to release us and our affiliates from any and all claims which Mr. Yoshimoto may otherwise have against us or our affiliates. Accordingly, during fiscal year 2010, we recognized a charge of $0.2 million in connection with the resignation of Taka Yoshimoto, included in marketing, general and administrative expenses in the accompanying consolidated statements of earnings.

Effective as of January 13, 2010, Juan C. Garcia resigned from his positions as President and Chief Administrative Officer. In connection with Mr. Garcia's resignation, on January 28, 2010, we entered into an agreement with Mr. Garcia which provides for, among other things, continuation of Mr. Garcia's basic compensation and car allowance through March 31, 2010 under the terms of his Amended and Restated Employment Agreement dated March 31, 2008, semi-monthly payments to Mr. Garcia of $11,461 beginning on the first regular pay day following March 31, 2010 and continuing through January 20, 2011, and payment, on Mr. Garcia's behalf, of any premiums under COBRA applicable to Mr. Garcia's health insurance coverage until the first regularly scheduled pay day following January 13, 2011. In consideration for such payments, Mr. Garcia agreed, among other things, to release us and our affiliates from any and all claims which Mr. Garcia may otherwise have against us or our affiliates. Accordingly, we recognized a charge of approximately $0.3 million during fiscal year 2010, included in marketing, general and administrative expenses in the accompanying consolidated statements of earnings.

Effective as of January 13, 2010, Richard C. Stockinger, our Chief Executive Officer, was appointed President of the Company. On January 7, 2010, our Board of Directors approved an increase to Mr. Stockinger's annual base salary from $350,000 to $500,000 retroactive to the commencement of his employment on February 9, 2009. Accordingly, we recognized a charge of approximately $0.1 million during the year ending March 28, 2010. In addition, our Board approved immediate termination of Mr. Stockinger's $7,500 monthly relocation allowance.

Effective as of January 13, 2010, Jose I. Ortega resigned from his positions as Vice President – Finance, Chief Financial Officer and Treasurer. In connection with Mr. Ortega's resignation, on January 14, 2010, we entered into an agreement with Mr. Ortega pursuant to which Mr. Ortega will provide consulting services to us with regard to accounting, SEC filings and other financial matters for up to ninety days. During the consulting period, we will continue to pay Mr. Ortega the base compensation payable to him at the time of his resignation. Upon completion of the consulting period and execution of a general release by Mr. Ortega, we will pay Mr. Ortega semi-monthly payments of $8,333 for twelve additional months. In addition, we will make payments, on behalf of Mr. Ortega, of any premiums under COBRA applicable to the health insurance coverage of Mr. Ortega and his qualified dependents until we make our final payment under the agreement. In consideration for the payments to be made under the agreement, Mr. Ortega agreed, among other things, to release us and our affiliates from any and all claims which he might otherwise have against us or our affiliates. Consulting fees will be recognized as incurred over the consulting period. We will recognize a charge of approximately $0.2 million upon completion of the consulting period. As a result, effective as of January 13, 2010, our Board of Directors appointed Gene R. Baldwin as our interim Chief Financial Officer. Mr. Baldwin has served as a partner of CRG Partners Group, LLC and its predecessors ("CRG"), a provider of financial advisory, corporate improvement and related services, since 2002. During the performance of his duties as interim Chief Financial Officer, Mr. Baldwin will continue as a partner of CRG, and we will compensate Mr. Baldwin through CRG. The Board of Directors has commenced a search for a permanent Chief Financial Officer.

16. COMMITMENTS AND CONTINGENCIES

Acquisitions – Haru Holding Corp - In December 1999, we completed the acquisition of 80% of the equity of Haru Holding Corp. ("Haru"). The acquisition was accounted for using the purchase method of accounting. Pursuant to the purchase agreement, at any time during the period from July 1, 2005 through September 30, 2005, the holders of the balance of Haru's equity (the "minority stockholders") had a one-time option to sell their remaining shares to us (the "put option"). The exercise price under the put option was to be calculated as four and one-half (4½) times Haru's consolidated cash flow for the fiscal year ended March 27, 2005 less the amount of Haru's debt (as that term is defined in the purchase agreement) at the date of the computation. On July 1, 2005, the minority stockholders exercised the put option, and we acquired the remaining 20% of the equity of Haru.

On August 25, 2006, the former minority stockholders sued us over, among other things, the calculation of the put option price. The suit (which was filed in the Supreme Court of the State of New York, County of New York, but was removed to the United States District Court for the Southern District of New York) sought an award of $10.7 million, based on the former minority stockholders' own calculation of the put option price formula and actions allegedly taken by us to reduce the value of the put option.

On December, 19, 2007, the Court dismissed all of the claims against us, except for the breach of fiduciary duty and breach of contract claims. Under a decision issued by the Court on March 5, 2010, the price required to be paid by us to the former minority stockholders would be approximately the $3.7 million originally calculated by us. As of March 28, 2010, we have accrued the amount determined by the Court plus approximately $0.4 million in prejudgment interest. On April 2, 2010, the plaintiff appealed the Court's decision. The outcome of the appeal is currently pending.

Other Litigation and Proceedings - During May, 2010, the California Department of Alcoholic Beverage Control (the "Department") notified us of proceedings against the Company based upon allegations that alcohol was served to underage guests in a RA Sushi location. In one incident, on which a claim has been filed against us, a guest was subsequently involved in a fatal automobile accident. We have general liability insurance plans for such claims. We cannot predict the outcome of the pending litigation or Department proceedings but based on the facts known to us, we will vigorously contest any extended suspension or revocation of the alcoholic beverage license for this location and the claim against us. We are not subject to any other significant pending legal proceedings, other than ordinary routine claims incidental to our business or those otherwise covered by our insurance policies.

We do not believe that the ultimate resolution of these matters will have a material adverse effect on our results of operations, financial condition or cash flows. However, the results of these matters cannot be predicted with certainty, and an unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, results of operations or cash flows.

Supply Agreements - We have entered into non-cancellable national supply agreements for the purchase of certain beef and seafood items, as well as produce, oils and other items used in the normal course of business, at fixed prices for up to twelve-month terms. These supply agreements will eliminate volatility in the cost of the commodities over the terms of the agreements. These supply agreements are not considered derivative contracts.

Other – Refer to Note 15, Resignation of Former Directors and Executives, for cash obligations incurred in connection with the resignations of Taka Yoshimoto from his positions as Director and Executive Vice President – Operations, Juan C. Garcia from his positions as President and Chief Administrative Officer, and Jose I. Ortega from his positions as Vice President – Finance, Chief Financial Officer and Treasurer.

17. SEGMENT REPORTING

Our reportable segments are those that are based on our methods of internal reporting and management structure. We manage operations by restaurant concept.

Revenues for each of the segments consist of restaurant sales. Franchise revenues, while generated from Benihana franchises, have not been allocated to the Benihana teppanyaki segment. Franchise revenues are reflected as corporate revenues.

The table below presents information about reportable segments for fiscal years 2010, 2009 and 2008 (in thousands):

	Fiscal Year Ended March 28, 2010				
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated
Revenues	$ 205,638	$ 73,484	$ 32,675	$ 1,727	$ 313,524
Depreciation and amortization	13,600	3,444	2,079	1,280	20,403
Impairment charges	11,796	256	295	-	12,347
Income (loss) from operations	1,207	3,676	3,664	(16,285)	(7,738)
Capital expenditures, net of insurance proceeds	12,033	332	4,635	-	17,000
Goodwill	-	-	6,896	-	6,896
Total assets	157,522	32,249	22,782	21,537	234,090

	Fiscal Year Ended March 29, 2009				
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated
Revenues	$ 206,970	$ 61,270	$ 35,628	$ 1,739	$ 305,607
Depreciation and amortization	12,271	3,242	2,649	599	18,761
Impairment charges	1,370	16,555	3,580	-	21,505
Income (loss) from operations	19,908	(15,091)	(240)	(14,497)	(9,920)
Capital expenditures, net of insurance proceeds	33,089	11,905	362	1,453	46,809
Goodwill	11,124	-	6,896	-	18,020
Total assets	163,625	32,991	24,853	35,658	257,127

	Fiscal Year Ended March 30, 2008				
	Teppanyaki	RA Sushi	Haru	Corporate	Consolidated
Revenues	$ 215,716	$ 44,965	$ 34,509	$ 1,756	$ 296,946
Depreciation and amortization	12,169	2,192	2,275	711	17,347
Income (loss) from operations	25,177	807	4,326	(12,722)	17,588
Capital expenditures	33,844	10,483	10,809	-	55,136
Goodwill	11,124	11,880	6,896	-	29,900
Total assets	140,798	40,332	30,543	29,981	241,654

18. RELATED PARTY TRANSACTIONS

Darwin C. Dornbush, the Chairman of our board of directors, is a partner in Dornbush Schaeffer Strongin & Venaglia, LLP, a law firm. In the fiscal years 2010, 2009 and 2008, we incurred approximately $1.3 million, $0.9 million and $0.9 million, respectively, in legal fees and expenses to Dornbush Schaeffer Strongin & Venaglia, LLP. We have also paid Mr. Dornbush, as an employee, for certain management advisory services approximately $0.2 million in fiscal year 2010 and $0.1 million for each of fiscal years 2009 and 2008.

During fiscal year 2008, we entered into a lease for a Benihana teppanyaki restaurant to be located in Orlando, FL, with an annual rent of $0.1 million and a base term of 20 years. The landlord is Bluegreen Vacations Unlimited, Inc., a subsidiary of Bluegreen Corporation. Three of our directors are also directors of Bluegreen Corporation.

J. Ronald Castell, a director of ours, provides certain marketing consulting services and earned less than $0.1 million in consulting fees during each of fiscal years 2010, 2009 and 2008.

As discussed in Note 8, Convertible Preferred Stock, we sold an aggregate 0.8 million shares of our Series B preferred stock to BFC for $20.0 million. The sale of Series B preferred stock resulted in net aggregate proceeds of $19.2 million ($9.3 million in fiscal year 2005 and $9.9 million in fiscal year 2006). The sale of Series B preferred stock was completed in two tranches during fiscal years 2005 and 2006. John E. Abdo, a Director, is also a Director and Vice Chairman of the Board of BFC and is a significant shareholder of BFC. Alan B. Levan, who became a Director after the end of fiscal year 2009, is Chairman, Chief Executive Officer and President, as well as a significant shareholder, of BFC.

During fiscal year 2010, we engaged BFC through its wholly-owned subsidiary, Snapper Creek Equity Management, LLC (Snapper Creek), to provide management, financial advisory and other consulting services. Accrued but unbilled consulting fees incurred by Snapper Creek were approximately $0.2 million for fiscal year 2010.

During fiscal year 2010, we engaged Risk Management Services (RMS), an affiliate of BFC, to provide insurance and risk management services. Fees incurred by RMS in fiscal year 2010 were not significant.

Benihana of Tokyo, Inc. ("BOT") owns a Benihana restaurant in Honolulu, Hawaii (the "Honolulu Restaurant"). We have granted to BOT a perpetual license to operate the Honolulu Restaurant and an exclusive license to own and operate Benihana restaurants in Hawaii. This license is royalty free with respect to any Hawaiian restaurant beneficially owned by BOT or its affiliates and bears a royalty of 6% of gross revenues in the event the restaurants are transferred to an unaffiliated third party.

19. INCENTIVE AND DEFERRED COMPENSATION PLANS

Incentive Plan - We have an incentive compensation plan whereby bonus awards are made if we attain certain financial targets or at the discretion of the Compensation Committee. Our annual incentive compensation plan ties key employees' bonus earning potential to individually-designed performance objectives. U the plan, each plan participant is provided a range of potential annual cash incentive awards based on his or her individually-designed performance objectives. Actual awards paid under the plan are based on exceeding goals tied to certain budgeted results. A portion of awards is also determined by achieving other performance and management goals. Target rates are approved annually by the Compensation Committee.

We recorded $1.2 million and $0.3 million of corporate incentive compensation expense in fiscal years 2010 and 2008. We did not incur any corporate incentive compensation expense in fiscal year 2009 in connection with the incentive compensation plan.

Deferred Compensation Plan - We have an executive retirement plan whereby certain key employees may elect to defer up to 20% of their salary and 100% of their bonus until retirement or age 55, whichever is later, or due to disability or death. Employees may select from various investment options for their available account balances. We have elected to invest the deferrals in mutual funds that track the election made by the participants and to monitor the selected investment's performance. Investment earnings are credited to their accounts, and we increase or decrease our obligations under the deferred compensation plan.

20. QUARTERLY FINANCIAL DATA (UNAUDITED)

Fiscal quarter ended (in thousands except for per share information)

	March 28, 2010				March 29, 2009			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$ 77,826	$ 70,378	$ 69,348	$ 95,972	$ 73,953	$ 67,214	$ 69,980	$ 94,460
Income (loss) from operations	2,919	(10,704)	(1,933)	1,980	1,676	(18,391)	3,366	3,429
Net income (loss)	1,691	(10,887)	(839)	1,092	1,164	(10,392)	1,971	2,192
Basic earnings (loss) per share	$ 0.12	$ (0.72)	$ (0.07)	$ 0.05	$ 0.06	$ (0.70)	$ 0.11	$ 0.12
Diluted earnings (loss) per share	$ 0.12	$ (0.72)	$ (0.07)	$ 0.05	$ 0.06	$ (0.70)	$ 0.11	$ 0.12

The net loss recognized in the third quarter of fiscal years 2010 and 2009 is due to the non-cash impairment charges further discussed in Note 11, Impairment Charges, of the consolidated financial statements.

21. SUBSEQUENT EVENTS

On June 10, 2010, we executed an Outsourcing Services Agreement (the "Agreement") with InfoSync Services, LLC ("Vendor") pursuant to which Vendor will provide to us accounting and information services described in the Agreement. The agreement has an original term of 36 months as of the start of processing date with subsequent 2 year renewal options available to us, and we have agreed that Vendor will be the exclusive provider of the services which are the subject of the Agreement. As a result of the Agreement, we will modify the remaining useful life of our current accounting system and will amortize the net book value over the revised useful life beginning on June 10, 2010 through the commencement of services by the Vendor.

We have completed an evaluation of subsequent events, and no material subsequent events have occurred since March 28, 2010 that required recognition or disclosure in our current period financial statements, other than those discussed.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Benihana Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of Benihana Inc. and subsidiaries (the "Company") as of March 28, 2010 and March 29, 2009, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended March 28, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 28, 2010, and March 29, 2009, and the results of its operations and its cash flows for each of the three years in the period ended March 28, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 28, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 11, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 11, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Benihana Inc.
Miami, Florida

We have audited the internal control over financial reporting of Benihana Inc. and subsidiaries (the "Company") as of March 28, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 28, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 28, 2010 of the Company and our report dated June 11, 2010, expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Certified Public Accountants

Miami, Florida
June 11, 2010

EVALUATION DISCLOSURE CONTROLS AND PROCEDURES

We have established and maintain disclosure controls and procedures that are designed to ensure that material information relating to Benihana Inc. and our subsidiaries ("the Company") required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that this information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management was necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the date of such evaluation.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in Exchange Act Rule 13a-15(f) and 15d-15(f), internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officer and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we carried out an evaluation of the effectiveness of our internal control over financial reporting as of March 28, 2010 based on the criteria in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon this evaluation, our management concluded that the Company's internal control structure and consequently, the Company's internal control over financial reporting were effective as of March 28, 2010.

Deloitte & Touche LLP, the independent registered public accounting firm that audited our consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of the Company's internal control over financial reporting as of March 28, 2010. Deloitte & Touche LLP expressed an unqualified opinion on our internal control over financial reporting as of March 28, 2010 as stated in their report included herein.

/s/ Richard C. Stockinger
Richard C. Stockinger
Chief Executive Officer

/s/ Gene R. Baldwin
Gene R. Baldwin
Interim Chief Financial Officer

June 11, 2010

OFFICERS AND DIRECTORS

CORPORATE OFFICERS

Richard C. Stockinger – President and Chief Executive Officer

Gene R. Baldwin – Interim Chief Financial Officer

Christopher Ames – Chief Operating Officer

Cristina Mendoza – General Counsel

Darwin C. Dornbush – Chairman of the Board

DIRECTORS

John E. Abdo – Vice Chairman of the Board of Directors and Chairman of the Executive Committee, BFC Financial Corporation; Vice Chairman of the Board and Chairman of the Executive Committee, BankAtlantic Bancorp., Inc.; and Vice Chairman of the Board, Bluegreen Corporation.

Norman Becker – Independent Consultant, Certified Public Accountant

J. Ronald Castell – ReelRon LLC

Darwin C. Dornbush – Partner, Dornbush Schaeffer Strongin & Venaglia, LLP

Lewis Jaffe – Independent Consultant, Certified Public Company Director, Advanced Certification

Alan B. Levan – Chairman of the Board of Directors, Chief Executive Officer and President, BFC Financial Corporation; Chairman of the Board of Directors and Chief Executive Officer, BankAtlantic Bancorp.; and Chairman of the Board, Bluegreen Corporation.

Richard C. Stockinger

Joseph J. West, Ph.D. – Professor, School of Hospitality and Tourism Management, Florida International University

CORPORATE INFORMATION

COMMON STOCK
NASDAQ Symbols

Common Stock	BNHN
Class A Common Stock	BNHNA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
200 South Biscayne Boulevard
Suite 400
Miami, Florida 33131

10-K REPORT AVAILABILITY
A copy of the Benihana Inc. Form 10-K, filed with the U.S. Securities and Exchange Commission, is available on our corporate website at www.benihana.com or can be obtained by writing us at:
8685 NW 53rd Terrace
Miami, Florida 33166

TRANSFER AGENT AND REGISTRAR
American Stock Transfer & Trust Company
Shareholder Services Group
10150 Mallard Creek Drive, Suite 307
Charlotte, North Carolina 28262
(800) 937-5449

CORPORATE HEADQUARTERS
8685 Northwest 53rd Terrace
Miami, Florida 33166
(305) 593-0770

COMMON STOCK INFORMATION

Our common stock and Class A common stock are traded on the NASDAQ Global Select Market. There were 417 holders of record of our common stock and 401 holders of record of the Class A common stock at March 28, 2010.

The table below sets forth high and low prices for our common stock and Class A common stock for the periods indicated. The high and low prices have been adjusted as if the stock dividend had been in existence for the fiscal periods presented.

	Fiscal Year Ended			
	March 28, 2010		March 29, 2009	
COMMON STOCK	High	Low	High	Low
1st Quarter	$ 7.77	$ 2.44	$ 11.33	$ 5.71
2nd Quarter	9.00	6.09	7.61	2.98
3rd Quarter	6.91	3.50	3.43	1.63
4th Quarter	6.59	4.04	2.93	1.62

	Fiscal Year Ended			
	March 28, 2010		March 29, 2009	
CLASS A COMMON STOCK	High	Low	High	Low
1st Quarter	$ 7.50	$ 2.51	$ 11.42	$ 5.64
2nd Quarter	8.25	5.40	7.55	3.18
3rd Quarter	5.81	3.08	3.28	1.60
4th Quarter	6.19	3.76	2.74	1.56

The Class A common stock is identical to the common stock except that it gives the holder one-tenth (1/10) vote per share, voting together with our common stock as a single class on all matters except the election of directors. For election of directors, the Class A common stockholders vote as a class to elect 25% of the members of the board of directors.

We have not declared or paid a cash dividend on common equity since our organization and have no present intention of paying any dividends in the foreseeable future. We intend to retain all available cash for the operation and expansion of our business. In addition, our present credit agreement restricts the payment of cash dividends on all classes of common stock.

COMMON STOCK INFORMATION

Set forth below is a comparison of the five-year cumulative total return among our common stock, the NASDAQ stock market-US index and the SIC Code Index for SIC Code 5812 (Retail – Eating Places), in each case assuming that $100 was invested on the last day of the fiscal year ended March 27, 2005. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.


COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
AMONG BENIHANA, INC. COMMON STOCK, NASDAQ COMPOSITE INDEX,
NASDAQ MARKET INDEX (U.S.) AND SIC CODE INDEX
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
DOLLARS
2005
2006
2007
2008
2009
2010
Benihana, Inc. Common Stock
NASDAQ Composite Index
NASDAQ Market Index (U.S.)
SIC Code Index

	2005	2006	2007	2008	2009	2010
BENIHANA INC. COMMON STOCK	$ 100.00	$ 196.53	$ 203.06	$ 116.94	$ 29.29	$ 64.55
SIC CODE INDEX	$ 100.00	$ 117.89	$ 122.27	$ 114.97	$ 79.32	$ 124.06
NASDAQ MARKET INDEX (U.S.)	$ 100.00	$ 118.87	$ 125.82	$ 117.93	$ 76.74	$ 121.30
EATING PLACES	$ 100.00	$ 112.49	$ 123.50	$ 122.76	$ 106.98	$ 144.11

CLASS A COMMON STOCK INFORMATION

Set forth below is a comparison of the five-year cumulative total return among our Class A common stock, the NASDAQ stock market-US index and the SIC Code Index for SIC Code 5812, in each case assuming that $100 was invested on the last day of the fiscal year ended March 27, 2005. Stockholder returns over the indicated period should not be considered indicative of future stockholder returns.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN AMONG BENIHANA, INC. CLASS A, NASDAQ COMPOSITE INDEX, NASDAQ MARKET INDEX (U.S.) AND SIC CODE INDEX


Benihana, Inc. Class A
NASDAQ Composite Index
NASDAQ Market Index (U.S.)
SIC Code Index
DOLLARS
$250.00
$200.00
$150.00
$100.00
$50.00
$0.00
2005
2006
2007
2008
2009
2010

	2005	2006	2007	2008	2009	2010
BENIHANA INC. CLASS A	$ 100.00	$ 193.74	$ 202.02	$ 114.42	$ 27.69	$ 58.12
SIC CODE INDEX	$ 100.00	$ 117.89	$ 122.27	$ 114.97	$ 79.32	$ 124.06
NASDAQ MARKET INDEX (U.S.)	$ 100.00	$ 118.87	$ 125.82	$ 117.93	$ 76.74	$ 121.30
EATING PLACES	$ 100.00	$ 112.49	$ 123.50	$ 122.76	$ 106.98	$ 144.11



The Benihana family of restaurants is the leading Japanese-themed restaurant chain in the U.S. All three of our concepts provide our guests with an exceptional experience. Whether it's the fun, entertaining Benihana teppanyaki specialties prepared by your personal chef, the hip, energetic scene at RA Sushi or the inventive, modern fusion cuisine at HARU, all of our restaurants take great pride in serving quality food in a unique setting.


BENIHANA
PLANO, TX


RA
LEAWOOD, KS


HARU
WALL STREET, NYC, NY


BENIHANA inc.

8685 N.W. 53rd Terrace, Miami, Florida 33166